Form 10-K, Exhibit 13
period 1997-12-31
NU SKIN ASIA PACIFIC INC
filed 1998-03-13
CIK 1021561

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock

         The Company's Class A Common Stock is listed on the New York Stock Exchange ("NYSE"). The Company's Class A Common Stock trades under the symbol "NUS" and was listed on the NYSE on November 21, 1996. Prior to that date, there was no public market for the Company's Class A Common Stock. The following table is based upon information available to the Company and sets forth the range of the high and low sales prices for the Company's Class A Common Stock for the quarterly period from November 21, 1996, the day the Class A Common Stock was priced in the Company's initial public offering based upon quotations on the
NYSE:


                                                                Sales Price
                                                           ---------------------
        Security                  Quarter Ended              High         Low
       ----------                ---------------            ------     ---------

Class A Common Stock,        December 31, 1996 (since       $30.78     $23.00(1)
par value $.001 per share    November 21, 1996)

                             March 31, 1997                 $30.87     $23.00

                             June 30, 1997                  $28.25     $23.62

                             September 30, 1997             $27.18     $19.31

                             December 31, 1997              $24.43     $16.00
  -------------------
(1)      Denotes the price per share in the Underwritten Offerings.


         The market price of the Company's Class A Common Stock is subject to significant fluctuations in response to variations in the Company's quarterly operating results, general trends in the market for the Company's products and product candidates, and other factors, many of which are not within the control of the Company. In addition, broad market fluctuations, as well as general economic, business and political conditions, may adversely affect the market for the Company's Class A Common Stock, regardless of the Company's actual or projected performance.

         The closing price of the Company's Class A Common Stock on March 5, 1998 was $22.38. The approximate number of holders of record of the Company's Class A Common Stock and Class B Common Stock as of March 5, 1998 was 958. This number does not represent the actual number of beneficial owners of shares of the Company's Class A Common Stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

         The Company has not paid or declared any cash dividends on its Class A Common Stock and does not anticipate doing so in the foreseeable future. The Company currently anticipates that all of its earnings, if any, will be retained for use in the operation and expansion of its business. Any future determination as to cash dividends will depend upon the earnings and financial position of the Company and such other factors as the Company's Board of Directors may deem appropriate.

                             SELECTED FINANCIAL DATA

                                                                     Three
                                                                     Months
                                                Year Ended           Ended
                                               September 30,      December 31,              Year Ended December 31,
                                              ---------------    -------------      ---------------------------------------
                                              1993        1994        1994        1994         1995         1996         1997
                                             ------      ------      ------      ------       ------       ------       ------
                                                                   (in thousands, except per share data)
Income Statement Data:
Revenue...................................  $110,624    $254,637    $ 73,562    $264,440     $358,609     $678,596     $890,548
Cost of sales.............................    38,842      86,872      19,607      82,241       96,615      193,158      248,367
                                            --------    --------    --------    --------     --------     --------     --------
Gross profit..............................    71,782     167,765      53,955     182,199      261,994      485,438      642,181
Operating expenses:
     Distributor incentives...............    40,267      95,737      27,950     101,372      135,722      249,613      346,117
     Selling, general and administrative..    27,150      44,566      13,545      48,753       67,475      105,477      139,525
     Distributor stock expense............        --          --          --          --           --        1,990       17,909
                                            --------    --------    --------    --------     --------     --------     --------
Operating income..........................     4,365      27,462      12,460      32,074       58,797      128,358      138,630
Other income (expense), net...............       133         443       (813)        (394)         511        2,833       10,726
                                            --------    --------    --------    --------     --------     --------     --------
Income before provision for income
     taxes................................     4,498      27,905      11,647      31,680       59,308      131,191      149,356
Provision for income taxes................       417      10,226       2,730      10,071       19,097       49,494       55,710
                                            --------    --------    --------    --------     --------     --------     --------
Net income................................  $  4,081    $ 17,679    $  8,917    $ 21,609     $ 40,211     $ 81,697     $ 93,646
                                            ========    ========    ========    ========     ========     ========     ========

Net income per share:
        Basic..........................................................................         $ .51      $  1.03      $  1.12
        Diluted........................................................................         $ .50      $  1.01      $  1.10
Weighted average common shares outstanding:
     Basic.............................................................................        78,645       79,194       83,331
     Diluted...........................................................................        80,518       81,060       85,371


                                             As of September 30,                      As of December 31,
                                             -------------------         ------------------------------------------
                                              1993         1994          1994         1995         1996         1997
                                            --------     --------      --------     --------    ---------    ---------
                                                                          (in thousands)
Balance Sheet Data:
Cash and cash equivalents.................  $ 14,591     $ 18,077      $ 16,288     $ 63,213    $ 207,106    $ 166,305
Working capital...........................      (504)      15,941        26,680       47,863       66,235      101,341
Total assets..............................    41,394       71,565        61,424      118,228      331,715      352,449
Short term notes payable to stockholders..        --           --            --           --       71,487           --
Short term note payable to NSI............        --           --            --           --       10,000       10,000
Long term note payable to NSI.............        --           --            --           --       10,000           --
Stockholders' equity......................     6,926       24,934        33,861       61,771      107,792      177,528


                                             As of September 30,                      As of December 31,
                                             -------------------         ------------------------------------------
                                              1993         1994          1994         1995         1996         1997
                                            --------     --------      --------     --------    ---------    ---------
Other Information(1):
Number of active distributors.............   106,000      152,000       170,000      236,000      377,000      430,000
Number of executive distributors..........     2,788        5,835         6,083        7,550       20,483       21,945
---------------------

(1) Active distributors are those distributors who are resident in the countries in which the Company operates and who have purchased products during the three months ended as of the date indicated, rounded to the nearest thousand. An executive distributor is an active distributor who has submitted a qualifying letter of intent to become an executive distributor, achieved specified personal and group sales volumes for a four month period and maintained such specified personal and group sales volumes thereafter.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


         The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the related notes thereto which are included in this report.

General

         Nu Skin Asia Pacific is a network marketing company involved in the distribution and sale of premium quality, innovative personal care and nutritional products. The Company is the exclusive distribution vehicle for Nu Skin International, Inc. ("Nu Skin International" or "NSI") in the countries of Japan, Taiwan, Hong Kong (including Macau), South Korea, Thailand and the Philippines, where the Company currently has operations, and in Indonesia, Malaysia, the PRC, Singapore and Vietnam, where Nu Skin operations have not yet commenced. Until September 30, 1994, the Company's fiscal year ended on September 30 of each year. As of October 1, 1994, the Company changed its fiscal year end to December 31 of each year, beginning with the fiscal year ended December 31, 1995.

         The Company's revenue is primarily dependent upon the efforts of a network of independent distributors who purchase products and sales materials from the Company in their local currency and who constitute the Company's customers. The Company recognizes revenue when products are shipped and title passes to these independent distributors. Revenue is net of returns, which have historically been less than 3.5% of gross sales. Distributor incentives are paid to several levels of distributors on each product sale. The amount and recipient of the incentive varies depending on the purchaser's position within the Global Compensation Plan. These incentives are classified as operating expenses. The following table sets forth revenue information for the time periods indicated. This table should be reviewed in connection with the tables presented under "Results of Operations" which disclose distributor incentives and other costs associated with generating the aggregate revenue presented.


                             Year Ended December 31,
                             Date Operations      ----------------------------
Country(1)                      Commenced       1995          1996          1997
-------                         ---------      ------        ------        -----

Japan                        April 1993       $  231.5      $  380.0    $  599.4
Taiwan                       January 1992        105.4         154.6       168.6
South Korea                  February 1996          --         122.4        74.1
Thailand                     March 1997             --            --        22.8
Hong Kong                    September 1991       17.1          17.0        21.3
Sales to NSI affiliates(2)   January 1993          4.6           4.6         4.3
                                              --------      --------    --------
                                              $  358.6      $  678.6    $  890.5
                                              ========      ========    ========

------------------------------
(1)      Operations in the Philippines commenced in February 1998.
(2) Includes revenue from the sale of certain products to NSI affiliates in Australia and New Zealand.


         Revenue generated in Japan and Taiwan represented 67.3% and 18.9%, respectively, of total revenue generated during 1997. The Company's South Korean operations, which commenced in February 1996, generated 8.3% of total revenue for 1997. The Company's Thailand operations, which commenced in March 1997 generated 2.6% of total revenue for 1997. Revenue generated in Hong Kong during 1997 represented 2.4% of total Company revenue. Operating expenses have increased in each country with the growth of the Company's revenue.

         Cost of sales primarily consists of the cost of products purchased from NSI (in U.S. dollars) as well as duties related to the importation of such products. Additionally, cost of sales includes the cost of sales materials sold to distributors at or near cost. Sales materials are generally purchased in local currencies. As the sales mix changes between product categories and sales materials, cost of sales and gross profit may fluctuate to some degree due primarily to varying import duty rates levied on imported product lines. In each of the Company's current markets, duties are generally higher on nutritional products than on personal care products. Also, as currency exchange rates fluctuate, the Company's gross margin will fluctuate. In general, however, costs of sales move proportionate to revenue.

         Distributor incentives are the Company's most significant expense. Pursuant to the Operating Agreements with NSI, the Company and the Subsidiaries are contractually obligated to pay a distributor commission expense of 42.0% of commissionable product sales (with the exception of South Korea, where, due to government regulations, the Company uses a formula based upon a maximum payout of 35.0% of commissionable product sales). The Licensing and Sales Agreements provide that the Company is to satisfy this obligation by paying commissions owed to local distributors. In the event that these commissions exceed 42.0% of commissionable product sales, the Company is entitled to receive the difference from NSI. In the event that the commissions paid are lower than 42.0%, the Company must pay the difference to NSI. Under this formulation, the Company's total commission expense is fixed at 42.0% of commissionable product sales in each country (except for South Korea). The 42.0% figure has been set on the basis of NSI's experience over the past eight years which indicates that actual commissions paid and the cost of administering the Global Compensation Plan (which have historically not exceeded 2% of revenue) together have averaged approximately 42.0% of commissionable product sales per year during such period. Because the Company's revenue includes sales of both commissionable and non-commissionable items, distributor incentives as a percentage of total revenue have ranged from approximately 36.8% to 38.9% since December 31, 1994. Non-commissionable items consist of sales materials and starter kits as well as sales to NSI affiliates in Australia and New Zealand.

         In the fourth quarter of 1996, NSI and the Company implemented a one-time distributor equity incentive program. This global program provided for the granting of options to distributors to purchase 1.6 million shares of the Company's Class A Common Stock. The number of options each distributor received was based on his or her performance and productivity through August 31, 1997. The options are exercisable at a price of $5.75 per share and vested on December 31, 1997. As anticipated, the Company recorded a $2.0 million charge in 1996 and recorded additional charges in 1997 of $17.9 million for the non-cash and non-recurring expenses associated with this program.

         Selling, general and administrative expenses include wages and benefits, rents and utilities, travel and entertainment, promotion and advertising and professional fees, as well as license and management fees paid to NSI and NSIMG. Pursuant to the Operating Agreements, the Company contracts for management support services from NSIMG, for which the Company pays a fee equal to an allocation of expenses plus 3.0% of such expenses. In addition, the Company pays to NSI a license fee of 4.0% of the Company's revenue from sales to distributors (excluding sales of starter kits) for the use of NSI's distributor lists, distribution system and certain related intangibles.

         Provision for income taxes is dependent on the statutory tax rates in each of the countries in which the Company operates. Statutory tax rates in the countries in which the Company has operations are 16.5% in Hong Kong, 25.0% in Taiwan, 30.0% in Thailand, 30.1% in South Korea, 35.0% in the Philippines and 57.9% in Japan. However, the statutory tax rate in Japan is scheduled to be reduced to 54.3% for fiscal years beginning in 1999 and in the Philippines the rate is scheduled to be reduced to 34%, 33% and 32% in 1998, 1999 and 2000, respectively. The Company operates a regional business center in Hong Kong, which bears inventory obsolescence and currency exchange risks. Any income or loss incurred by the regional business center is not subject to taxation in Hong Kong. In addition, since the Reorganization, the Company is subject to taxation in the United States, where it is incorporated, at a statutory corporate federal tax rate of 35.0%. However, the Company receives foreign tax credits in the U.S. for the amount of foreign taxes actually paid in a given period, which are utilized to reduce taxes payable in the United States. See "Risk Factors--Taxation Risks and Transfer Pricing."

         On February 27, 1998, the Company entered into a Stock Acquisition Agreement to acquire NSI and Nu Skin affiliated entities throughout Europe, Australia and New Zealand (the "NSI Acquisition") for approximately $180 million in assumed liabilities and $70 million in preferred stock that is anticipated to convert to common stock upon stockholder approval. In addition, contingent on meeting specific earnings growth benchmarks, the Company will pay up to $25 million in cash per year over four years to the selling stockholders. The Stock Acquisition Agreement also provides that if the assumed liabilities do not equal or exceed $180 million, the Company will pay to the selling stockholders in cash or in the form of promissory notes the difference between $180 million and the assumed liabilities.

         The NSI Acquisition is expected to be accounted for by the purchase method of accounting, except for the portion of the Acquired Entities under the common control of a group of stockholders, which portion will be accounted for in a manner similar to a pooling of interests. The common control group is comprised of the stockholders of NSI that are immediate family members.

         Management believes that the NSI Acquisition will allow the Company to diversify its markets and earnings base. Following the NSI Acquisition, the Company will own and control the product development, marketing, and distribution functions of its business creating a vertically integrated, consumer products company. The NSI Acquisition will allow the Company to increase its current markets from six Asian markets to a total of 18 markets worldwide. The transaction makes available to the Company a number of additional significant markets for future expansion.

Results of Operations

         The following tables set forth operating results and operating results as a percentage of revenue, respectively, for the periods indicated.


                                                                                 Year Ended December 31,
                                                                                      (in millions)
                                                                           1995            1996            1997
                                                                        ---------       ---------       ---------
Revenue..............................................................   $   358.6       $   678.6       $   890.5
Cost of sales........................................................        96.6           193.2           248.4
                                                                        ---------       ---------       ---------
Gross profit.........................................................       262.0           485.4           642.1

Operating expenses:
     Distributor incentives..........................................       135.7           249.6           346.1
     Selling, general and administrative.............................        67.5           105.4           139.5
     Distributor stock expense.......................................          --             2.0            17.9
                                                                        ---------       ---------       ---------
Operating income.....................................................        58.8           128.4           138.6
Other income, net....................................................          .5             2.8            10.7
                                                                        ---------       ---------       ---------
Income before provision for income taxes.............................        59.3           131.2           149.3
Provision for income taxes...........................................        19.1            49.5            55.7
                                                                        ---------       ---------       ---------
Net income...........................................................   $    40.2       $    81.7       $    93.6
                                                                        =========       =========       =========

Unaudited supplemental data(1):
     Income before pro forma provision for income taxes..............   $    59.3       $   131.2
     Pro forma provision for income taxes............................        22.8            46.0
                                                                        ---------       ---------
     Net income after pro forma provision for income taxes...........   $    36.5       $    85.2
                                                                        =========       =========

                                                                                 Year Ended December 31,
                                                                           1995            1996            1997
                                                                        ---------       ---------       ---------
Revenue.............................................................       100.0%          100.0%          100.0%
Cost of sales.......................................................        26.9            28.5            27.9
                                                                        ---------       ---------       ---------
Gross profit........................................................        73.1            71.5            72.1

Operating expenses:
     Distributor incentives.........................................        37.8            36.8            38.9
     Selling, general and administrative............................        18.8            15.5            15.6
     Distributor stock expense......................................          --              .3             2.0
                                                                        ---------       ---------       ---------

Operating income....................................................        16.5            18.9            15.6
Other income (expense), net.........................................          .1              .4             1.2
                                                                        ---------       ---------       ---------
Income before provision for income taxes............................        16.6            19.3            16.8
Provision for income taxes..........................................         5.3             7.3             6.3
                                                                        ---------       ---------       ---------
Net income..........................................................        11.3%           12.0%           10.5%
                                                                        =========       =========       =========


Unaudited supplemental data(1):
     Income before pro forma provision for income  taxes.............       16.6%           19.3%
     Pro forma provision for income taxes............................        6.4             6.8
                                                                        ---------       ---------
     Net income after pro forma provision for income taxes...........       10.2%           12.5%
                                                                        =========       =========

-------------------

(1) Reflects adjustment for Federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation since inception. No adjustment is necessary for 1997 because the Company has been taxed as a C corporation for this period.

1997 Compared to 1996

          Revenue was $890.5 million during 1997, an increase of 31.2% from revenue of $678.6 million recorded during 1996. This increase is primarily attributable to several factors. First, revenue in Japan increased by $219.4 million, or 57.7%. This increase in revenue was primarily a result of continued growth of the personal care and IDN product lines, which grew 43.8% and 94.9%, respectively, in 1997. Additionally, revenue in Japan increased following a distributor convention held in the first quarter of 1997 and the sponsorship of the Japan Supergames featuring National Basketball Association stars in the third quarter of 1997. Second, revenue in Taiwan in 1997 increased by $14.0 million, or 9.1%, from 1996 primarily as a result of growth in IDN sales following the late 1996 introduction of LifePak, the Company's leading nutritional supplement. Third, Nu Skin Thailand commenced operations in March 1997, and has generated revenue of $22.8 million for 1997. Fourth, revenue in Hong Kong increased by $4.3 million during 1997 as compared to 1996, primarily as a result of growth in IDN sales following the first quarter introduction of LifePak. Offsetting revenue growth was the decrease in revenue in South Korea of $48.3 million, which, was primarily due to the country's economic challenges, currency devaluation and unfavorable media and consumer group attention toward foreign companies in South Korea.

          Gross profit as a percentage of revenue was 72.1% and 71.5% during 1997 and 1996, respectively. This increase is the result of the price increases which became effective in June of 1997, the reduction in revenue from South Korea, where import prices are higher than the Company's other markets, and a modest price reduction in the cost of certain nutritional products. These factors more than offset the negative impact of foreign currency fluctuations during 1997.

          Distributor incentives as a percentage of revenue increased from 36.8% for 1996 to 38.9% for 1997. The primary reasons for this increase were the reduced revenue in South Korea where commissions are capped at 35% of product revenue versus the standard 42% of product revenue in the Company's other markets as well as the overall decrease in the sales of non-commissionable products.

          Selling, general and administrative expenses as a percentage of revenue slightly increased from 15.5% during 1996 to 15.6% during 1997. This increase was primarily due to increased promotion expenses of approximately $2 million resulting from the net expense to Nu Skin Japan of sponsoring the Japan Supergames and approximately $2 million resulting from the first quarter distributor conventions. In addition, other general and administrative expenses were higher in 1997 as a result of expenses of operating as a public company and as a result of increased spending in each of the Company's markets to support current operations. These increased costs were essentially offset as a percentage of revenue by increased operating efficiencies as the Company's revenue has grown.

          Distributor stock expense of $17.9 million for the year ended December 31, 1997 reflects the one-time grant of the distributor stock options at an exercise price of 25% of the initial public offering price in connection with the Underwritten Offerings completed on November 27, 1996.

          Operating income during 1997 increased to $138.6 million, an increase of 8.0% from the $128.4 million of operating income recorded during 1996. Operating income as a percentage of revenue decreased from 18.9% to 15.6%. This decrease was caused primarily by higher distributor incentive expenses as a percentage of revenue.

          Other income increased by $7.9 million during 1997 as compared to 1996. The increase was primarily caused by $5.6 million of exchange gains resulting from forward exchange contracts for the year ended December 31, 1997 and $7.8 million of unrealized exchange gains resulting from an intercompany loan from Nu Skin Japan to Nu Skin Hong Kong for the year ended December 31, 1997. The increase was offset by exchange losses relating to intercompany balances denominated in foreign currencies.

          Provision for income taxes increased to $55.7 million during 1997 compared to $49.5 million during 1996. The effective tax rate for 1997 and 1996 was 37.3% and 37.7%, respectively. The decrease in the effective tax rate was due to the Company's termination of its S corporation status during 1996.

          Net income after provision for income taxes increased by $11.9 million to $93.6 million during 1997 compared to $81.7 million during 1996. Net income as a percentage of revenue decreased to 10.5% for 1997 as compared to 12.0% for 1996.

1996 Compared to 1995

          Revenue was $678.6 million during 1996, an increase of 89.2% from revenue of $358.6 million recorded during 1995. This increase is primarily attributable to several factors. First, revenue in Japan increased by $148.5 million, or 64.1%. This increase in revenue was primarily a result of the continued success of nutritional, color cosmetics and HairFitness products, which were introduced in October 1995. Revenue growth in Japan was partially offset by the strengthening of the U.S. dollar relative to the Japanese yen during 1996. Second, revenue in Taiwan increased by $49.2 million, or 46.7%, primarily as a result of the introduction of color cosmetics and other products, including LifePak in October 1996, along with the opening of a new distribution and walk-in center in Nankan, Taiwan. Third, in February 1996, Nu Skin Korea commenced operations and has generated revenue of $122.4 million for 1996. Additionally, revenue in Hong Kong decreased by $0.1 million during 1996 as compared to 1995, due to several leading Hong Kong distributors continuing to focus on other Asian markets.

          Gross profit as a percentage of revenue was 71.5% and 73.1% during 1996 and 1995, respectively. This decline reflected the strengthening of the U.S. dollar, the introduction of nutritional products in Japan and the commencement of operations in South Korea in 1996. Nutritional products are generally subject to higher duties than other products marketed by the Company, which yields lower gross profit as a percentage of revenue. The commencement of operations in South Korea also impacted gross profit as a percentage of revenue due to South Korean regulations which result in higher prices on imported products than in other markets.

          Distributor incentives as a percentage of revenue declined from 37.8% for 1995 to 36.8% for 1996. The primary reason for this decline was increased revenue from South Korea where local regulations limit the incentives which can be paid to South Korean distributors.

          Selling, general and administrative expenses as a percentage of revenue declined from 18.8% during 1995 to 15.5% during 1996. This decrease was primarily due to economies of scale gained as the Company's revenue increased.

          Operating income during 1996 increased to $128.4 million, an increase of 118.4% from the $58.8 million of operating income recorded during 1995. Operating income as a percentage of revenue increased from 16.5% to 18.9%. This increase was caused primarily by lower selling, general and administrative expenses as a percentage of revenue.

          Other income increased by $2.3 million during 1996 as compared to 1995. The increase was primarily caused by an increase in interest income generated through the short-term investment of cash.

          Pro forma provision for income taxes increased to $46.0 million during 1996 compared to $22.8 million during 1995. The effective tax rate decreased to 35.0% in 1996 as compared to 38.4% for 1995. The Company generated excess foreign tax credits in 1995 which did not continue in 1996.

          Net income after pro forma provision for income taxes increased by $48.7 million to $85.2 million during 1996 compared to $36.5 million during 1995. Pro forma net income as a percentage of revenue increased to 12.5% for 1996 as compared to 10.2% for 1995.

Liquidity and Capital Resources

          The Company effected the Reorganization and the Underwritten Offerings in November 1996. During the Underwritten Offerings, the Company raised $98.8 million in net proceeds. As of the date of the Reorganization, the aggregate undistributed taxable S corporation earnings of the Subsidiaries were $86.5 million. The Subsidiaries' earned and undistributed S corporation earnings through the date of termination of the Subsidiaries' S corporation status were distributed in the form of the S Distribution Notes, notes bearing interest at 6.0% per annum. From the proceeds of the Underwritten Offerings, $15.0 million was used to pay a portion of the S Distribution Notes and the remaining balance of $71.5 million was paid in April 1997.

          In November 1996, the Company purchased from NSI the distribution rights to seven new markets in the region. These markets include Thailand and the Philippines, where operations commenced in March 1997 and February 1998, respectively, and Indonesia, Malaysia, the PRC, Singapore and Vietnam, where Nu Skin operations have not yet commenced. These rights were purchased for $25.0 million of which $5.0 million was paid from the proceeds of the Underwritten Offerings and an additional $10.0 million was paid in January 1997. At December, 31, 1997, the Company had a $10.0 million short term obligation, which was paid on January 15, 1998, related to the purchase of these rights.

          The Company generates significant cash flow from operations due to its significant growth, high margins and minimal capital requirements. Additionally, the Company does not extend credit to distributors, but requires payment prior to shipping products. This process eliminates the need for accounts receivable from distributors. During the year ended December 31, 1997, the Company generated $92.7 million from operations compared to $121.2 million and $65.0 million during 1996 and 1995, respectively. This decrease in cash flows from operations in 1997 is primarily due to the payment of increased foreign taxes in excess of the U.S. corporate tax rate of 35% in 1997.

          As of December 31, 1997, working capital was $101.3 million compared to $66.2 million and $47.9 million as of December 31, 1996 and 1995, respectively. This increase is largely due to the increased inventory balances to support the increased sales activity and the payment of foreign taxes in excess of the U.S. corporate tax rate of 35% in 1997. Cash and cash equivalents at December 31, 1997 were $166.3 million compared to $207.1 million and $63.2 million at December 31, 1996 and 1995, respectively.

          In December 1997, the Company loaned $5 million to a non-management stockholder. The loan is secured by 349,406 shares of Class B Common Stock of the Company. Interest accrues at a rate of 6.0% per annum on the loan. The loan may be repaid by transferring to the Company the shares pledged to secure the loan.

          Historically, the Company's principal needs for funds have been for distributor incentives, working capital (principally inventory purchases), capital expenditures and the development of new markets. The Company has generally relied entirely on cash flow from operations to meet its business objectives without incurring long-term debt to unrelated third parties.

          Capital expenditures, primarily for equipment, computer systems and software, office furniture and leasehold improvements, were $7.4 million, $5.7 million and $5.4 million for 1997, 1996 and 1995, respectively. In addition, the Company anticipates capital expenditures through 1998 of an additional $20.0 million to further enhance its infrastructure, including computer systems and software, warehousing facilities and walk-in distributor centers in order to accommodate future growth. The Company is currently reviewing its and principal vendors' computer systems and software with respect to the "Year 2000" issue. The Company believes that the capital required to modify these systems will not be material to the Company.

          As a part of the Company's and NSI's strategy to motivate distributors with equity incentives, the Company sold to NSI an option to purchase 1.6 million shares of the Company's previously issued Class A Common Stock. NSI initially purchased the option with a $13.1 million 10-year note payable to the Company bearing interest at 6.0% per annum. As the number of distributor stock options to be issued to each distributor was revised through August 31, 1997, the note receivable from NSI was adjusted to $9.8 million. It is anticipated that the note will be repaid as distributors begin to exercise their options beginning in 1998.

          In December 1997, the Company repurchased in private transactions a total of 1,067,529 shares of its Class B Common Stock which were immediately converted to Class A Common Stock and a total of 348,387 shares of Class A Common Stock for approximately $20.3 million.

          Under its Operating Agreements with NSI, the Company incurs related party payables. The Company had related party payables of $59.1 million, $46.3 million and $28.7 million at December 31, 1997, 1996 and 1995, respectively. In addition, the Company had related party receivables of $10.7 million, $8.0 million and $1.8 million, respectively, at those dates. Related party balances outstanding in excess of 60 days bear interest at a rate of 2% above the U.S.
prime rate. As of December 31, 1997, no material related party payables or receivables had been outstanding for more than 60 days.

          In connection with the NSI Acquisition the Company will assume up to $180 million in debt. Management considers the Company to be liquid and able to meet these and other Company obligations on both a short and long-term basis. Management believes existing cash balances together with future cash flows from operations will be adequate to fund cash needs relating to the implementation of the Company's strategic plans.

Seasonality and Cyclicality

          While neither seasonal nor cyclical variations have materially affected the Company's results of operations to date, the Company believes that its rapid growth may have overshadowed these factors. Accordingly, there can be no assurance that seasonal or cyclical variations will not materially adversely affect the Company's results of operations in the future.

          The direct selling industry is impacted by certain seasonal trends such as major cultural events and vacation patterns. For example, Japan, Taiwan, Hong Kong, South Korea and Thailand celebrate their respective local New Year in the Company's first quarter. Management believes that direct selling in Japan is also generally negatively impacted during August, when many individuals traditionally take vacations.

          Generally, the Company has experienced rapid revenue growth in each new market from the commencement of operations. In Japan, Taiwan and Hong Kong, the initial rapid growth was followed by a short period of stable or declining revenue followed by renewed growth fueled by new product introductions, an increase in the number of active distributors and increased distributor productivity. In South Korea, the Company experienced a significant decline in its 1997 revenue from revenue in 1996 and anticipates additional declines in 1998. Revenue in Thailand also decreased significantly after the commencement of operations in March 1997. Management believes that the revenue declines in South Korea and Thailand are partly due to normal business cycles in new markets but were primarily due to volatile economic conditions in those markets. See "--Outlook." In addition, the Company may experience variations on a quarterly basis in its results of operations, as new products are introduced and new markets are opened. No assurance can be given that the Company's revenue growth rate in the Philippines, which commenced operations in February 1998 or in new markets where Nu Skin operations have not commenced, will follow this pattern.

Quarterly Results

          The following table sets forth certain unaudited quarterly data for the periods shown.



                                                   1996                                                  1997
                            --------------------------------------------------   -------------------------------------------------
                                1st          2nd          3rd           4th          1st           2nd          3rd         4th
                             Quarter(1)    Quarter      Quarter       Quarter     Quarter(2)     Quarter      Quarter     Quarter
                             -------       -------      -------       -------     -------        -------      -------     -------
                                                            (in millions, except per share amounts)

Revenue...................   $ 124.2       $ 163.5      $ 183.6       $ 207.3     $ 211.0        $ 230.0      $ 226.4     $ 223.1
Gross profit..............      89.4         117.4        130.9         147.7       150.3          164.5        164.9       162.4
Operating income..........      23.2          31.9         37.5          35.8        30.8           38.2         35.8        33.9
Net income................      14.8          20.3         25.2          21.4        20.5           23.3         24.5        25.3
Net income per share:
      Basic...............      0.19          0.26         0.32          0.26        0.25           0.28         0.29        0.30
      Diluted.............      0.18          0.25         0.31          0.26        0.24           0.27         0.29        0.30

---------------

(1)       The Company commenced operations in South Korea in February of 1996.
(2)       The Company commenced operations in Thailand in March of 1997.

Currency Fluctuation and Exchange Rate Information

          The Company's revenues and most of its expenses are recognized primarily outside of the United States. Each entity's local currency is considered the functional currency. All revenue and expenses are translated at weighted average exchange rates for the periods reported. Therefore, the Company's reported sales and earnings will be positively impacted by a weakening of the U.S. dollar and will be negatively impacted by a strengthening of the U.S. dollar.

          The Company purchases inventory from NSI in U.S. dollars and assumes currency exchange rate risk with respect to such purchases. Local currency in Japan, Taiwan, Hong Kong, South Korea, Thailand and the Philippines is generally used to settle non-inventory transactions with NSI. Given the uncertainty of exchange rate fluctuations, the Company cannot estimate the effect of these fluctuations on its future business, product pricing, results of operations or financial condition. However, because nearly all of the Company's revenue is realized in local currencies and the majority of its cost of sales is denominated in U.S. dollars, the Company's gross profits will be positively affected by a weakening in the U.S. dollar and will be negatively affected by a strengthening in the U.S. dollar. The Company seeks to reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency exchange contracts and through intercompany loans of foreign currency. The Company does not use such financial instruments for trading or speculative purposes. The Company regularly monitors its foreign currency risks and periodically takes measures to reduce the impact of foreign exchange fluctuations on the Company's operating results. The Company entered into significant hedging positions in 1997, which approximated $51.0 million of forward exchange contracts at December 31, 1997. These forward exchange contracts, along with the intercompany loan from Nu Skin Japan to Nu Skin Hong Kong of approximately $92.0 million, were valued at the year end exchange rate of 130.6 yen to the dollar.

          Following are the weighted average currency exchange rates of $1 into local currency for each of the Company's markets for the quarters listed:


                              1995                                    1996                                    1997
              -------------------------------------   -------------------------------------   -------------------------------------
                1st       2nd       3rd       4th       1st       2nd       3rd       4th       1st       2nd       3rd       4th
              Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
              -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Japan(1)        96.2      84.4      94.2     101.5     105.8     107.5     109.0     112.9     121.4     119.1     118.1      125.6
Taiwan          26.2      25.6      27.0      27.2      27.4      27.4      27.5      27.5      27.5      27.7      28.4       31.0
Hong Kong        7.7       7.7       7.7       7.7       7.7       7.7       7.7       7.7       7.7       7.7       7.7        7.7
South Korea    786.9     763.1     765.6     769.1     782.6     786.5     815.5     829.4     863.9     889.6     894.8    1,097.0
Thailand        24.9      24.6      24.9      25.1      25.2      25.3      25.3      25.5      26.0      25.4      31.5       40.3
------------------

(1) Between December 31, 1997 and March 5, 1998, the exchange rates of $1 into Japanese yen achieved a high of 134.10 yen. Since January 1, 1992, the highest and lowest exchange rates for the Japanese yen have been 134.82 and 80.63, respectively.


Outlook

          Management currently anticipates continued growth in revenue and earnings in 1998. This growth is expected to result in part from the NSI Acquisition and growth in Japan, the Company's major market. Further, expansion into the Philippines and other new markets is expected to contribute to growth in revenue and earnings. These factors are expected to offset the reduced revenue from South Korea and the expected lack of significant revenue growth in Thailand, Taiwan and Hong Kong. Additionally, the Company intends to continue pursuing strategic initiatives to minimize the impact of fluctuating currencies and economies in Asia by diversifying its markets through the NSI Acquisition, moving more of its manufacturing to local markets, implementing enhancements to its sales compensation plan and seeking cost reductions from vendors.

          Revenue growth is anticipated to be modest during the first half of 1998 and accelerate in the second half of the year, corresponding with the implementation of new product launches, marketing initiatives including the local sourcing of certain products, other promotional events and the opening of new markets. In addition to the February 1998 opening of the Philippines, the Company has announced plans to enter Poland and Brazil later in 1998. The significant devaluation of certain of the Company's functional currencies, is anticipated to negatively impact the Company's reported revenue.


          The NSI Acquisition is anticipated to increase the Company's operating profits and operating margins. It is anticipated that the Company's gross margins will improve, while operating expenses will also increase. This will be due to the Company gaining ownership of product formulas and trademarks in connection with the NSI Acquisition, which will improve gross margins, but increase overhead.

          Other income is expected to be negatively impacted due to interest expenses associated with the assumed liabilities in the NSI Acquisition. Also, the Company does have significant forward contracts and other hedging vehicles on foreign currencies, principally the Japanese yen. It is impossible to predict the impact on other income due to a strengthening or weakening of the Japanese yen. If the yen strengthens, the Company's reported revenues and operating profits will be positively impacted, but the impact on earnings will be offset to a degree by other income losses. If the yen weakens, the Company's reported revenues and operating profits will be negatively impacted, but the impact on earnings will be offset to a degree by other income gains.

          The Company's overall effective tax rate is expected to modestly improve following the consummation of the NSI Acquisition. This is due to the Company being able to more fully utilize its foreign tax credits. Also, the number of weighted average common shares outstanding is expected to increase following the consummation of the NSI Acquisition.

Note Regarding Forward-looking Statements

          This section contains certain forward-looking statements under the caption "-- Outlook". These forward-looking statements relate to and involve risks and uncertainties associated with, but not limited to, the following: consummation of the NSI Acquisition, the successful integration of employees and operations within the public company, the addition of 12 new markets, the prospects for business growth in the opened and unopened markets being acquired, the prospects for growth in revenue and gross margins, synergies and advantages arising out of the NSI Acquisition and the achievement of a vertically integrated consumer products company, currency fluctuations relative to the U.S. dollar, adverse economic and business conditions in the Company's markets, management of the Company's growth, circumstances that may prevent the Company from expanding its operations into new markets, factors that may alter the anticipated impact of the NSI Acquisition, economic and political conditions that affect the business climate in Asia and the price of the Company's stock thus impacting stockholder values, the computer systems and software modifications with respect to the "Year 2000" issue and dependence on the Company's independent distributors. Actual results and outcomes may differ materially from those discussed or anticipated. A detailed discussion of important factors that may affect the anticipated outcome of the forward-looking statements is set forth in documents filed by the Company with the Securities and Exchange Commission, including the Company's most recent Form 10-K.

Nu Skin Asia Pacific, Inc.
Index to Consolidated Financial Statements
--------------------------------------------------------------------------------

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


Consolidated Financial Statements:

          Report of Independent Accountants

          Consolidated Balance Sheets at December 31, 1996 and 1997

          Consolidated Statements of Income for the years ended December 31, 1995, 1996 and 1997

          Consolidated Statements of Stockholders' Equity for the years ended December 31, 1995, 1996 and 1997

          Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1996 and 1997

          Notes to Consolidated Financial Statements


All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Nu Skin Asia Pacific, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Nu Skin Asia Pacific, Inc. and its subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1995, 1996 and 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP

Price Waterhouse LLP
Salt Lake City, Utah
February 18, 1998

Nu Skin Asia Pacific, Inc.
Consolidated Balance Sheets
(in thousands, except share amounts)
--------------------------------------------------------------------------------




                                                                                        December 31,
                                                                                    -------------------
                                                                                   1996            1997
ASSETS                                                                         -----------     -----------
Current assets
     Cash and cash equivalents                                                 $   207,106     $   166,305
     Accounts receivable                                                             8,937           9,585
     Related parties receivable                                                      7,974          10,686
     Inventories, net                                                               44,860          52,448
     Prepaid expenses and other                                                     11,281          37,238
                                                                               -----------     -----------
                                                                                   280,158         276,262

Property and equipment, net                                                          8,884          10,884
Other assets, net                                                                   42,673          65,303
                                                                               -----------     -----------
         Total assets                                                          $   331,715     $   352,449
                                                                               ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable                                                          $     6,592     $     9,412
     Accrued expenses                                                               79,518          96,438
     Related parties payable                                                        46,326          59,071
     Notes payable to stockholders                                                  71,487              --
     Note payable to NSI, current portion                                           10,000          10,000
                                                                               -----------     -----------
                                                                                   213,923         174,921
                                                                               -----------     -----------
Note payable to NSI, less current portion                                           10,000              --
                                                                               -----------     -----------

Commitments and contingencies (Notes 7 and 11)

Stockholders' equity
     Preferred stock - 25,000,000 shares authorized, $.001 par value,
         no shares issued and outstanding                                               --              --
     Class A common stock - 500,000,000 shares authorized, $.001 par value,
         11,715,000 and 11,758,011 shares issued and outstanding                        12              12
     Class B common stock - 100,000,000 shares authorized, $.001 par value,
         71,696,675 and 70,280,759 shares issued and outstanding                        72              70
     Additional paid-in capital                                                    137,876         115,053
     Cumulative foreign currency translation adjustment                             (5,963)        (28,920)
     Retained earnings                                                              11,493         105,139
     Deferred compensation                                                         (22,559)         (3,998)
     Note receivable from NSI                                                      (13,139)         (9,828)
                                                                               -----------     -----------
                                                                                   107,792         177,528
                                                                               -----------     -----------
         Total liabilities and stockholders' equity                            $   331,715     $   352,449
                                                                               ===========     ===========



The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Asia Pacific, Inc.
Consolidated Statements of Income
(in thousands, except per share amounts)
--------------------------------------------------------------------------------



                                                  Year Ended December 31,
                                                ---------------------------
                                              1995          1996         1997
                                          -----------   -----------  -----------

Revenue                                   $   358,609   $   678,596  $   890,548
Cost of sales                                  96,615       193,158      248,367
                                          -----------   -----------  -----------

Gross profit                                  261,994       485,438      642,181
                                          -----------   -----------  -----------

Operating expenses
     Distributor incentives                   135,722       249,613      346,117
     Selling, general and administrative       67,475       105,477      139,525
     Distributor stock expense                     --         1,990       17,909
                                          -----------   -----------  -----------

Total operating expenses                      203,197       357,080      503,551
                                          -----------   -----------  -----------

Operating income                               58,797       128,358      138,630
Other income (expense), net                       511         2,833       10,726
                                          -----------   -----------  -----------

Income before provision for income taxes       59,308       131,191      149,356

Provision for income taxes (Note 9)            19,097        49,494       55,710
                                          -----------   -----------  -----------

Net income                                $    40,211   $    81,697  $    93,646
                                          ===========   ===========  ===========

Net income per share (Note 2):
     Basic                                $       .51   $      1.03  $      1.12
     Diluted                              $       .50   $      1.01  $      1.10
Weighted average common shares outstanding (Note 8):
     Basic                                     78,645        79,194       83,331
     Diluted                                   80,518        81,060       85,371

Unaudited pro forma data:
     Income before pro forma
         provision for income taxes       $    59,308   $   131,191
     Pro forma provision for income
         taxes (Note 9)                        22,751        45,945
                                          -----------   -----------
     Net income after pro forma
         provision for income taxes       $    36,557   $    85,246
                                          ===========   ===========

Pro forma net income per share (Note 2):
     Basic                                $       .46   $      1.08
     Diluted                              $       .45   $      1.05



The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Asia Pacific, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)
--------------------------------------------------------------------------------


                                                                       Cumulative
                                                                        Foreign
                                          Class A  Class B Additional   Currency                              Note         Total
                                 Capital  Common   Common   Paid-In   Translation  Retained    Deferred    Receivable  Stockholders'
                                  Stock    Stock   Stock    Capital    Adjustment  Earnings  Compensation   From NSI      Equity
                                 -------  -------  ------  ----------  ----------  --------  ------------  ----------  -------------
Balance at January 1, 1995       $ 1,300                               $      441  $ 32,120                             $     33,861

Contributed capital                3,250                                       --        --                                    3,250
Dividends                             --                                       --   (12,170)                                (12,170)
Net change in cumulative foreign
     currency translation
     adjustment                       --                                   (3,381)       --                                  (3,381)
Net income                            --                                       --    40,211                                   40,211
                                 -------                               ----------  --------                            -------------
Balance at December 31, 1995       4,550                                   (2,940)   60,161                                   61,771

Reorganization and terminaton
     of S corporation status
     (Note 1)                     (4,550)          $   80  $    1,209          --     3,261                                       --
Net proceeds from the Offerings
     and conversion of shares by
     stockholders (Notes 1 and 8)     --  $    12      (8)     98,829          --        --                                   98,833
Dividends                             --       --      --          --          --   (47,139)                                (47,139)
Issuance of notes payable to
     stockholders (Note 3)            --       --      --          --          --   (86,487)                                (86,487)
Net change in cumulative foreign
     currency translation
     adjustment                       --       --      --          --      (3,023)       --                                  (3,023)
Issuance of distributor stock
     options (Note 8)                 --       --      --      33,039          --        --  $    (17,910) $  (13,139)         1,990
Issuance of employee stock awards
     (Note 8)                         --       --      --       4,799          --        --        (4,649)         --            150
Net income                            --       --      --          --          --    81,697            --          --        81,697
                                 -------  -------  ------  ----------  ----------  --------  ------------  ----------  -------------
Balance at December 31, 1996          --       12      72     137,876      (5,963)   11,493       (22,559)    (13,139)       107,792

Conversion of shares from Class
     B to Class A                     --        2      (2)         --          --        --            --          --             --
Repurchase of 1,416 shares of
     Class A common stock (Note 8)    --       (2)     --     (20,260)         --        --            --          --      (20,262)
Adjustment to distributor stock
     options (Note 8)                 --       --      --      (3,311)         --        --            --        3,311            --
Amortization of deferred
     compensation                     --       --      --          --          --        --        19,309          --        19,309
Net change in cumulative foreign
     currency translation
     adjustment                       --       --      --          --     (22,957)       --            --          --       (22,957)
Issuance of employee stock
     awards and options
     (Note 8)                         --       --      --         748          --        --          (748)         --             --
Net income                            --       --      --          --          --    93,646            --          --         93,646
                                 -------  -------  ------  ----------  ----------  --------  ------------  ----------  -------------
Balance at December 31, 1997     $    --  $    12  $   70  $  115,053  $  (28,920) $105,139  $     (3,998) $   (9,828) $     177,528
                                 =======  =======  ======  ==========  ==========  ========  ============  ==========  =============

The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Asia Pacific, Inc.
Consolidated Statements of Cash Flows
(in thousands)
--------------------------------------------------------------------------------



                                                                        Year Ended December 31,
                                                                  ----------------------------------
                                                                1995             1996             1997
                                                              ---------        ---------        --------
Cash flows from operating activities:
Net income                                                    $  40,211        $  81,697        $  93,646
Adjustments  to  reconcile   net  income  to  net  cash  provided  by  operating
   activities:
   Depreciation and amortization                                  2,012            3,274            4,732
   Loss on disposal of property and equipment                        12              381               --
   Amortization of deferred compensation                             --            2,140           19,309
   Changes in operating assets and liabilities:
         Accounts receivable                                     (2,174)          (5,695)            (648)
         Related parties receivable                              16,077           (6,181)          (2,712)
         Inventories, net                                       (17,106)         (12,198)          (7,588)
         Prepaid expenses and other                                  51           (7,871)         (25,957)
         Other assets                                            (2,994)         (10,361)         (20,543)
         Accounts payable                                           765            2,197            2,820
         Accrued expenses                                         9,936           56,205           16,920
         Related parties payable                                 18,193           17,577           12,745
                                                              ---------        ---------        ---------

   Net cash provided by operating activities                     64,983          121,165           92,724
                                                              ---------        ---------        ---------

Cash flows from investing activities:
Purchase of property and equipment                               (5,422)          (5,672)          (7,351)
Proceeds from disposal of property and equipment                     48               41               --
Payment to NSI for distribution rights                               --           (5,000)         (10,000)
Payments for lease deposits                                        (701)            (562)          (3,457)
Receipt of refundable lease deposits                                 22               98              120
                                                              ---------        ---------        ---------

   Net cash used in investing activities                         (6,053)         (11,095)         (20,688)
                                                              ---------        ---------        ---------

Cash flows from financing activities:
Proceeds from capital contributions                               3,250               --               --
Net proceeds from the Offerings (Note 1)                             --           98,833               --
Dividends paid                                                  (12,170)         (47,139)              --
Repurchase of shares of common stock                                 --               --          (20,262)
Payment to stockholders for notes payable (Note 3)                   --          (15,000)         (71,487)
                                                              ---------        ---------        ---------

   Net cash provided by (used in) financing activities           (8,920)          36,694          (91,749)
                                                              ---------        ---------        ----------

Effect of exchange rate changes on cash                          (3,085)          (2,871)         (21,088)
                                                              ---------        ---------        ---------

Net increase (decrease) in cash and cash equivalents             46,925          143,893          (40,801)

Cash and cash equivalents, beginning of period                   16,288           63,213          207,106
                                                              ---------        ---------        ---------

Cash and cash equivalents, end of period                      $  63,213        $ 207,106        $ 166,305
                                                              =========        =========        =========

Supplemental cash flow information:
Interest paid                                                 $     119        $      84        $     251
                                                              =========        =========        =========

Supplemental schedule of non-cash investing and financing activities in 1996: o $20.0 million note payable to NSI issued as partial consideration for the $25.0 million purchase of distribution rights from NSI.

o $86.5 million of interest bearing S distribution notes issued in 1996, of which $71.5 million remained unpaid at December 31, 1996 (Note 3).

The accompanying notes are an integral part of these consolidated financial statements.

o $1.2 million of additional paid-in capital contributed by the existing stockholders of their interest in the Subsidiaries in exchange for all shares of the Class B Common Stock in connection with the Company's termination of its S corporation status (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------



1.       THE COMPANY

         Nu Skin Asia Pacific, Inc. (the "Company") is a network marketing company involved in the distribution and sale of premium quality, innovative personal care and nutritional products. The Company is the exclusive distribution vehicle for Nu Skin International, Inc. ("NSI") in the countries of Japan, Taiwan, Hong Kong (including Macau), South Korea and Thailand, where the Company currently has operations (the Company's subsidiaries operating in these countries are collectively referred to as the "Subsidiaries"), and in Indonesia, Malaysia, the PRC, the Philippines, Singapore and Vietnam, where Nu Skin operations had not yet commenced as of December 31, 1997. Additionally, the Company sells products to NSI affiliates in Australia and New Zealand. NSI was founded in 1984 and is one of the largest network marketing companies in the world. NSI owns the Nu Skin trademark and provides the products and marketing materials to each of its affiliates. Nu Skin International Management Group, Inc. ("NSIMG"), an NSI affiliate, has provided, and will continue to provide, a high level of support services to the Company, including product development, marketing, legal, accounting and other managerial services.

         The Company was incorporated on September 4, 1996. It was formed as a holding company and acquired the Subsidiaries through a reorganization which occurred on November 20, 1996. Prior to the reorganization, each of the Subsidiaries elected to be treated as an S corporation. In connection with the reorganization, the Subsidiaries' S corporation status was terminated on November 19, 1996, and the Company declared a distribution to the stockholders that included all of the Subsidiaries' previously earned and undistributed taxable S corporation earnings totaling $86.5 million.

         Prior to the reorganization, the Company, NSI, NSIMG and other NSI affiliates operated under the control of a group of common stockholders. Inasmuch as the Subsidiaries that were acquired were under common control, the Company's consolidated financial statements include the Subsidiaries' historical balance sheets and related statements of income, of stockholders' equity and of cash flows for all periods presented.

         On November 27, 1996 the Company completed its initial public offerings of 4,750,000 shares of Class A Common Stock and received net proceeds of $98.8 million (the "Offerings").


2.       SUMMARY OF SIGNIFICANT ACCOUNTING  POLICIES

         Consolidation
         The consolidated financial statements include the accounts of the Company and the Subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

         Use of estimates
         The preparation of these financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include reserves for product returns, obsolete inventory and taxes. Actual results could differ from these estimates.

         Cash and cash equivalents
         Cash  equivalents  are  short-term,   highly  liquid  instruments  with
         original maturities of 90 days or less.

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         Inventories
         Inventories consist of merchandise purchased for resale and are stated at the lower of cost, using the first-in, first-out method, or market.

         Property and equipment
         Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:
              Furniture and fixtures       5 - 7 years
              Computers and equipment      3 - 5 years
              Leasehold improvements       Shorter of estimated useful life
                                           or lease term
              Vehicles                     3 - 5 years

         Expenditures for maintenance and repairs are charged to expense as incurred.

         Other assets
         Other assets consist primarily of deferred tax assets, deposits for noncancelable operating leases and distribution rights purchased from NSI. Distribution rights are amortized on the straight-line basis over the estimated useful life of the asset. The Company assesses the recoverability of long-lived assets by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows attributable to the assets.

         Revenue recognition
         Revenue is recognized when products are shipped and title passes to independent distributors who are the Company's customers. A reserve for product returns is accrued based on historical experience. The Company generally requires cash payment at the point of sale. The Company has determined that no allowance for doubtful accounts is necessary. Amounts received prior to shipment and title passage to distributors are recorded as deferred revenue.

         Income taxes
         The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         Prior to the Company's reorganization described in Note 1, the Subsidiaries elected to be taxed as S corporations whereby the income tax effects of the Subsidiaries' activities accrued directly to their stockholders; therefore, adoption of SFAS 109 required no establishment of deferred income taxes since no material differences between financial reporting and tax bases of assets and liabilities existed. Concurrent with the Company's reorganization, the Company terminated the S corporation elections of its Subsidiaries. As a result, deferred income taxes under the provisions of SFAS 109 were established.

         Net income per share
         In 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. SFAS 128 specifies the computation, presentation and disclosure requirements for earnings per share data, and requires the restatement of earnings per share data in prior periods. SFAS 128 also requires the presentation of both basic and diluted earnings per share data for entities with complex capital structures. Diluted earnings per share data gives effect to all dilutive potential common shares that were outstanding during the periods

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         presented. Net income per share for the years ended December 31, 1995 and 1996 is computed assuming that the Company's reorganization and the resultant issuance of Class B Common Stock occurred as of January 1, 1995.

         Foreign currency translation
         All business operations of the Company occur outside of the United States. Each entity's local currency is considered the functional currency. Since a substantial portion of the Company's inventories are purchased with U.S. dollars from the United States and since the Company is incorporated in the United States, all assets and liabilities are translated into U.S. dollars at exchange rates existing at the balance sheet dates, revenues and expenses are translated at weighted average exchange rates, and stockholders' equity is recorded at historical exchange rates. The resulting foreign currency translation adjustments are recorded as a separate component of stockholders' equity in the consolidated balance sheets, and transaction gains and losses are included in other income and expense in the consolidated financial statements.

         Industry segment and geographic area
         The Company operates in a single industry, which is the direct selling of skin care, hair care and nutritional products, and in a single geographic area, which is the Asia Pacific Region.

         Fair value of financial instruments
         The fair value of financial instruments including cash and cash equivalents, accounts receivable, related parties receivable, accounts payable, accrued expenses, related parties payable and notes payable approximate book values.

         Stock-based compensation
         The Company has adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and provides pro forma disclosures of net income and net income per share as if the fair value based method prescribed by SFAS 123 had been applied in measuring compensation expense (Note 8).

3.       RELATED PARTY TRANSACTIONS

         Scope of related party activity
         The Company has extensive and pervasive transactions with affiliated entities that are under common control. These transactions are as follows: (1) Through its Hong Kong entity, the Company purchases a substantial portion of its inventories from affiliated entities (primarily NSI). (2) In addition to selling products to consumers in its geographic territories, the Company through its Hong Kong entity, sells products and marketing materials to affiliated entities in geographic areas outside those held by the Company (primarily Australia and New Zealand). (3) The Company pays trademark royalty fees to NSI on products bearing NSI trademarks and marketed in the Company's geographic areas that are not purchased from NSI. (4) NSI enters into a distribution agreement with each independent distributor. The Company pays license fees to NSI for the right to use the distributors within its geographical regions, and for the right to use the NSI distribution system and other related intangibles. (5) The Company participates in a global commission plan established by the NSI distribution agreement whereby distributors' commissions are determined by aggregate worldwide purchases made by down-line distributors. Thus, commissions on purchases from the Company earned by distributors located in geographic areas outside those held by the Company are remitted to NSI, which then forwards these commissions to the distributors. (6) The Company pays fees for management and support services provided by NSIMG.

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         The purchase prices paid to the Subsidiaries for the purchase of product and marketing materials are determined pursuant to the Regional Distribution Agreement between the Company, through a Subsidiary, and NSI. The selling prices to the Subsidiaries of products and marketing materials are determined pursuant to the Wholesale Distribution Agreements between a Subsidiary and certain of the other Subsidiaries. Trademark royalty fees and license fees are payable pursuant to the Trademark/Tradename License Agreement between the Subsidiaries and NSI and the Licensing and Sales Agreement between the Subsidiaries and NSI, respectively. The independent distributor commission program is managed by NSI. Charges to the Company are based on a worldwide commission fee of 42% which covers commissions paid to distributors on a worldwide basis and the direct costs of administering the global compensation plan. Management and support services fees are billed to the Company by NSIMG pursuant to the Management Services Agreement between the Company, the Subsidiaries and NSIMG and consist of all direct expenses incurred by NSIMG on behalf of the Company and indirect expenses of NSIMG allocated to the Company based on its net sales.

         Total commission fees (including those paid directly to distributors within the Company's geographic territories) are recorded as distributor incentives in the consolidated statements of income. Trademark royalty fees are included in cost of sales, and license fees and management fees are included in selling, general and administrative expenses in the consolidated statements of income.

         In November 1996, the Company purchased from NSI the distribution rights to seven new markets in the region. These markets include Thailand, where operations have commenced, and Indonesia, Malaysia, the PRC, the Philippines, Singapore and Vietnam, where Nu Skin operations had not commenced as of December 31, 1997. These rights were purchased for $25.0 million of which $5.0 million was paid from proceeds from the Offerings and an additional $10.0 million was paid in January 1997. At December 31, 1997, the Company had a $10.0 million short term obligation, due January 15, 1998 related to the purchase of these rights. Interest accrues at a rate of 6.0% per annum on amounts due under these obligations.

         Notes payable to stockholders
         In  connection  with  the  reorganization  described  in  Note  1,  the aggregate undistributed taxable S corporation earnings of the Subsidiaries were $86.5 million. These earnings were distributed in the form of promissory notes bearing interest at 6.0% per annum. From proceeds from the Offerings, $15.0 million was used to pay a portion of the notes, and the remaining balance of $71.5 million with the related accrued interest expense of $1.6 million was paid on April 4, 1997.

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Related party transactions
The following summarizes the Company's transactions with related parties (in thousands):

Product purchases

                                                             Year Ended December 31,
                                                            ------------------------
                                                     1995             1996             1997
                                                  ----------       ----------       ----------

Beginning inventories                             $   15,556       $   32,662       $   44,860
Inventory purchases from affiliates                   69,821          157,413          202,233
Other inventory purchases and value added
   locally                                            43,900           47,943           53,722
                                                  ----------       ----------       ----------

Total products available for sale                    129,277          238,018          300,815
Less:  Cost of sales                                 (96,615)        (193,158)        (248,367)
                                                  ----------       ----------       ----------

Ending inventories                                $   32,662       $   44,860       $   52,448
                                                  ==========       ==========       ==========


Related parties payable transactions

                                                             Year Ended December 31,
                                                            ------------------------
                                                     1995             1996             1997
                                                  ----------       ----------       ----------

Beginning related parties payable                 $   10,556       $   28,749       $   46,326
Inventory purchases from affiliates                   69,821          157,413          202,233
Distributor incentives                               135,722          249,613          346,117
Less: Distributor incentives paid directly
   to distributors                                  (105,642)        (197,614)        (280,355)
License fees                                          13,158           25,221           35,034
Trademark royalty fees                                 2,694            2,882            3,696
Management fees                                        2,066            4,189            7,337
Less:  Payments to related parties                   (99,626)        (224,127)        (301,317)
                                                 -----------       ----------       ----------

Ending related parties payable                   $    28,749       $   46,326       $   59,071
                                                 ===========       ==========       ==========


         Related parties receivable and payable balances
         The Company has receivable and payable balances with related parties in Australia and New Zealand, and with NSI and NSIMG. Related party balances outstanding greater than 60 days bear interest at prime plus 2%. Since no significant balances have been outstanding greater than 60 days, no related party interest income or interest expense has been recorded in the consolidated financial statements. Sales to related parties were $4,608,000, $4,614,000 and $4,297,000 for the years ended
         December 31, 1995, 1996 and 1997, respectively.

         Certain relationships with stockholder distributors Two major stockholders of the Company have been NSI distributors since 1984. These stockholders are partners in an entity which receives substantial commissions from NSI, including commissions relating to sales within the countries in which the Company operates. By agreement, NSI pays commissions to this partnership at the highest level of distributor compensation to allow the stockholders to use their expertise and reputations in network marketing to further develop NSI's distributor
         force,   rather  than   focusing   solely  on  their  own   distributor
         organizations. The commissions paid to this partnership relating to sales within the countries in which the

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         Company  operates were  $1,100,000,  $1,200,000  and $1,100,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

         Loan to stockholder
         In December 1997, the Company loaned $5.0 million to a non-management stockholder. The loan is secured by 349,406 shares of Class B Common Stock. Interest accrues at a rate of 6.0% per annum on this loan. The loan may be repaid by transferring to the Company the shares pledged to secure the loan.

4.       PROPERTY AND EQUIPMENT

         Property and equipment are comprised of the following (in thousands):

                                  December 31,
                                                        ---------------
                                                    1996               1997
                                                 -----------        -----------

         Furniture and fixtures                  $     3,175        $     3,205
         Computers and equipment                       7,480              9,098
         Leasehold improvements                        4,737              6,930
         Vehicles                                        200                119
                                                 -----------        -----------
                                                      15,592             19,352
         Less: accumulated depreciation              (6,708)            (8,468)
                                                 -----------        -----------
                                                 $     8,884        $    10,884
                                                 ===========        ===========

         Depreciation of property and equipment totaled $2,012,000, $3,118,000 and $3,482,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

5.       OTHER ASSETS

         Other assets consist of the following (in thousands):

                                  December 31,
                                                         ---------------
                                                     1996               1997
                                                  -----------        -----------

Deposits for noncancelable operating leases       $     9,962      $       9,127
Distribution rights, net of accumulated                24,844             23,594
  amortization
Deferred taxes                                          6,999             30,399
Other                                                     868              2,183
                                                  -----------        -----------

                                                  $    42,673        $    65,303
                                                  ===========        ===========

         The $25.0 million distribution rights asset is being amortized on a straight-line basis over its estimated useful life of twenty years. Amortization expense totaled $156,000 and $1,250,000 for the years ended December 31, 1996 and 1997, respectively.

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


6.       ACCRUED EXPENSES

         Accrued expenses consist of the following (in thousands):

                                  December 31,
                                                         ---------------
                                                     1996               1997
                                                  -----------        -----------
         Income taxes payable                     $    54,233       $     53,079
         Other taxes payable                            9,194             13,043
         Other accruals                                16,091             30,316
                                                  -----------       ------------
                                                  $    79,518       $     96,438
                                                  ===========       ============

7.       LEASE OBLIGATIONS

         The Company leases office space and computer hardware under noncancelable long-term operating leases. Most leases include renewal options of up to three years. Minimum future operating lease obligations at December 31, 1997 are as follows (in thousands):


       Year Ending December 31,
                 1998                               $     6,763
                 1999                                     4,242
                 2000                                     2,923
                 2001                                       251
                 2002                                       163
                                                    -----------
     Total minimum lease payments                   $    14,342
                                                    ===========

         Rental expense for operating leases totaled $9,470,000, $8,260,000 and $9,311,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

8.       STOCKHOLDERS' EQUITY

         The Company's capital stock consists of Preferred Stock, Class A Common Stock and Class B Common Stock. The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions, as follows: (1) each share of Class A Common Stock entitles the holder to one vote on matters submitted to a vote of the Company's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter; (2) stock dividends of Class A Common Stock may be paid only to holders of Class A Common Stock and stock dividends of Class B Common Stock may be paid only to holders of Class B Common Stock; (3) if a holder of Class B Common Stock transfers such shares to a person other than a permitted transferee, as defined in the Company's Certificate of Incorporation, such shares will be converted automatically into shares of Class A Common Stock; and (4) Class A Common Stock has no conversion rights; however, each share of Class B Common Stock is convertible into one share of Class A Common Stock, in whole or in part, at any time at the option of the holder.

         Stockholder control
         As of December 31, 1997, a group of common stockholders owned all of the outstanding shares of Class B Common Stock, which represented approximately 98% of the combined voting rights of all outstanding common stock. Accordingly, these stockholders, acting as a group, control the election of the entire Board of Directors and decisions with respect to the Company's dividend policy, the Company's access to capital, mergers or other

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         business  combinations   involving  the  Company,  the  acquisition  or
         disposition of assets by the Company and any change in control of the Company.

         Equity incentive plans
         Effective November 21, 1996, NSI and the Company implemented a one-time distributor equity incentive program. This program provided for grants of options to selected distributors for the purchase of 1,605,000 shares of the Company's previously issued Class A Common Stock. The number of options each distributor ultimately received was based on their performance and productivity through August 31, 1997. The options are exercisable at a price of $5.75 per share and vested on December 31, 1997. The related compensation expense was deferred in the Company's financial statements and was expensed to the statement of income as distributor stock expense ratably through December 31, 1997.

         The Company recorded compensation expense based upon the best available estimate of the number of shares that were expected to be issued to each distributor at the measurement date, revised as necessary if subsequent information indicated that actual forfeitures were likely to differ from initial estimates. Any options forfeited were reallocated and resulted in an additional compensation charge.

         As a part of this program, the Company initially sold an option to NSI to purchase shares underlying distributor options for consideration of a $13.1 million 10-year note, bearing interest at 6.0% per annum. As the number of distributor stock options to be issued to each distributor was revised through August 31, 1997, the note receivable from NSI was adjusted to $9.8 million. It is anticipated that NSI will repay this note as distributors begin to exercise their options in 1998.

         Prior to the Offerings, the Company's stockholders contributed to NSI and other Nu Skin entities (excluding the Company) 1,250,000 shares of the Company's Class A Common Stock held by them for issuance to employees of NSI and other Nu Skin entities as a part of an employee equity incentive plan. Equity incentives granted or awarded under this plan will vest over four years. Compensation expense related to equity incentives granted to employees of NSI and other Nu Skin entities who perform services on behalf of the Company will be recognized by the Company ratably over the vesting period.

         In January 1994, NSI agreed to grant one of the Company's executives an option to purchase 267,500 shares of the Company's Class A Common Stock which became exercisable at the date of the reorganization. The exercise price of this option was set at the estimated fair market value of this equity interest on the date the option was granted. This executive exercised a portion of this option and purchased 16,675 shares during November 1996.

         1996 Stock Incentive Plan
         During the year ended December 31, 1996, the Company's Board of Directors adopted the Nu Skin Asia Pacific, Inc. 1996 Stock Incentive Plan (the "1996 Stock Incentive Plan"). The 1996 Stock Incentive Plan provides for granting of stock awards and options to purchase common stock to executives, other employees, independent consultants and directors of the Company and its Subsidiaries. A total of 4,000,000 shares of Class A Common Stock have been reserved for issuance under the 1996 Stock Incentive Plan.

         In November and December 1996, the Company granted stock awards to certain employees for an aggregate of 109,000 shares of Class A Common Stock and in January 1997 the Company granted additional stock awards to certain employees in the amount of 41,959 shares of Class A Common Stock. Subsequent to the granting of these stock awards aggregating 150,959 shares of Class A Common Stock, awards for 12,413 shares lapsed. The Company has recorded deferred compensation expense related to these stock awards and is recognizing such expense ratably over the vesting period.

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


         In October 1997, the Company granted 13,500 stock awards, with a fair value of $22.81 per share, to certain employees and directors under the 1996 Stock Incentive Plan. Of the 13,500 stock awards granted, 7,500 vested immediately on the date of grant and 6,000 will vest ratably over a period of three years. The Company recorded compensation expense of $170,000 related to the stock awards for the year ended December 31, 1997.

         In October 1997, the Company also granted options to purchase 298,500 shares of Class A Common Stock to certain employees and directors pursuant to the 1996 Stock Incentive Plan. Of the 298,500 options granted, 30,000 options vest one day before the 1998 annual meeting of stockholders and 265,500 options vest ratably over a period of four years. All options granted in 1997 will expire on the tenth anniversary of the date of grant. The exercise price of the options was set at $20.88 per share. The Company has recorded deferred compensation expense of $578,000 related to the options and is recognizing such expense ratably over the vesting periods.

         The Company's pro forma net income for the year ended December 31, 1997 would have been $93,566,000 if compensation expense had been measured under the fair value method prescribed by SFAS 123. The Company's pro forma basic and diluted net income per share for the year ended December 31, 1997 would have been $1.12 and $1.10, respectively, if compensation expense had been measured under the fair value method.

         The fair value of the options granted during 1997 was estimated at $10.55 per share as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; expected life of 4 years; expected volatility of 46%; and expected dividend yield of 0%.

         Weighted average common shares outstanding
         The following is a reconciliation of the weighted average common shares outstanding for purposes of computing basic and diluted net income per share (in thousands):


                                                                  Year Ended December 31,
                                                                 ------------------------
                                                          1995             1996             1997
                                                       ----------       ----------       ----------

Basic weighted average common shares outstanding         78,645           79,194           83,331
Effect of dilutive securities:
         Stock awards and options                         1,873            1,866            2,040
                                                        -------          -------          -------
Diluted weighted average common shares outstanding       80,518           81,060           85,371
                                                        =======          =======          =======

         Repurchase of common stock
         In December 1997, the Company repurchased 1,415,916 shares of Class A Common Stock from certain original stockholders for an aggregate price of approximately $20.3 million. Such shares were converted from Class B Common Stock to Class A Common Stock prior to or upon purchase, and were repurchased in connection with the entering into of an amended and restated stockholders agreement by the original stockholders providing for, among other things, a one-year extension of the original lock-up provisions applicable to such original stockholders.

9.       INCOME TAXES

         Consolidated income before provision for income taxes consists of income earned solely from international operations. The provision for current and deferred taxes for the years ended December 31, 1996 and 1997 consists of the following (in thousands):

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------



                                                     1996               1997
                                                  ----------         ----------

         Current
               Federal                            $      331         $    3,332
               State                                      --                127
               Foreign                                56,929             76,553
                                                  ----------         ----------
                                                      57,260             80,012
         Deferred
               Federal                                (1,929)           (24,317)
               State                                      --                (30)
               Foreign                                (2,398)                45
               Change in tax status                   (3,439)                --
                                                  ----------         ----------
               Provision for income taxes         $   49,494         $   55,710
                                                  ==========         ==========

         As a result of the Company's reorganization described in Note 1, the Company is no longer treated as an S corporation for U.S. Federal income tax purposes. Accordingly, the provision for income taxes for the year ended December 31, 1996 consists of the following: (1) the cumulative income tax effect from recognition of the deferred tax assets at the date of S corporation termination; (2) the provision for income taxes for the period November 20, 1996 through December 31, 1996 as a U.S. C corporation; and (3) income taxes in foreign countries for the Subsidiaries during the year.

         The provision for income taxes for the year ended December 31, 1995 primarily represents income taxes in foreign countries as U.S. Federal income taxes were levied at the stockholder level.

         The principal components of deferred tax assets are as follows (in thousands):


                                                  December 31,     December 31,
                                                      1996             1997
                                                  ------------     ------------

Deferred tax assets:
   Inventory reserve                              $      1,971     $      1,773
   Product return reserve                                1,562            1,559
   Depreciation                                          1,592            1,622
   Foreign tax credit                                    1,234           19,268
   Uniform capitalization                                  763            1,706
   Distributor stock options and employee                  749            6,992
     stock awards
   Accrued expenses not deductible until paid               19            2,115
   Withholding tax                                       4,148            5,692
   Minimum tax credit                                      330            3,555
                                                  ------------     ------------
   Total deferred tax assets                            12,368           44,282
                                                  ------------     ------------

Deferred tax liabilities:
   Withholding tax                                       4,148            5,692
   Exchange gains and losses                               399            1,679
   Other                                                    55              143
                                                  ------------     ------------
   Total deferred tax liabilities                        4,602            7,514
                                                  ------------     ------------

Valuation allowance                                         --           (4,700)
                                                  ------------     ------------
Deferred taxes, net                               $      7,766     $     32,068
                                                  ============     ============

Income taxes paid totaled $4,068,000, $17,991,000 and $73,654,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------



         The consolidated statements of income for the years ended December 31, 1995 and 1996 include a pro forma presentation for income taxes which would have been recorded if the Company had been taxed as a C corporation for all periods presented.

         A reconciliation of the Company's pro forma effective tax rate for the years ended December 31, 1995 and 1996, and the Company's effective tax rate for the year ended December 31, 1997, compared to the statutory U.S. Federal tax rate is as follows:


                                                  Year Ended December 31,
                                                 ------------------------
                                              1995         1996         1997
                                           ---------    ---------    ---------

Income taxes at statutory rate                 35.00%       35.00%       35.00%
Foreign tax credit limitation (benefit)         2.69           --         3.14
Non-deductible expenses                          .67          .06          .10
Other                                             --         (.04)        (.94)
                                           ---------    ---------    ---------

                                               38.36%       35.02%       37.30%
                                           =========    =========    =========


10.      FINANCIAL INSTRUMENTS

         The Company's Subsidiaries enter into significant transactions with each other, NSI and third parties which may not be denominated in the respective Subsidiaries' functional currencies. The Company seeks to reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency exchange contracts and through intercompany loans of foreign currency. The Company does not use such financial instruments for trading or speculative purposes. The Company regularly monitors its foreign currency risks and periodically takes measures to reduce the impact of foreign exchange fluctuations on the Company's operating results. Gains and losses on foreign currency forward contracts and intercompany loans of foreign currency are recorded as other income and expense in the consolidated statements of income.

         At December 31, 1995, the Company held foreign currency forward contracts with notional amounts totaling $1.0 million to hedge foreign currency items. There were no significant estimated unrealized losses on these contracts. These contracts all had maturities prior to December 31, 1996. The Company did not hold any foreign currency forward contracts at December 31, 1996. At December 31, 1997, the Company held foreign currency forward contracts with notional amounts totaling approximately $51.0 million to hedge foreign currency items. These contracts all have maturities through August 1998. During the year ended December 31, 1997, the Company entered into and held to maturity foreign currency forward contracts with notional amounts totaling approximately $34.0 million. The Company recorded realized and unrealized net gains on its forward contracts totaling $5.6 million for the year ended December 31, 1997.

         At December 31, 1997, the intercompany loan from Nu Skin Japan to Nu Skin Hong Kong totaled approximately $92.0 million. The Company recorded unrealized exchange gains totaling $7.8 million resulting from the intercompany loan for the year ended December 31, 1997.

Nu Skin Asia Pacific, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11.      COMMITMENTS AND CONTINGENCIES

         The Company is subject to governmental regulations pertaining to product formulation, labeling and packaging, product claims and advertising and to the Company's direct selling system. The Company is also subject to the jurisdiction of numerous foreign tax authorities. These tax authorities regulate and restrict various corporate transactions, including intercompany transfers. The Company believes that the tax authorities in Japan and South Korea are particularly active in challenging the tax structures and intercompany transfers of foreign corporations. Any assertions or determination that either the Company, NSI or any of NSI's distributors is not in compliance with existing statutes, laws, rules or regulations could potentially have a material adverse effect on the Company's operations. In addition, in any country or jurisdiction, the adoption of new statutes, laws, rules or regulations or changes in the interpretation of existing statutes, laws, rules or regulations could have a material adverse effect on the Company and its operations. Although management believes that the Company is in compliance, in all material respects, with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company's compliance with applicable statutes, laws, rules and regulations will not be challenged by foreign authorities or that such challenges will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

12.      SUBSEQUENT EVENTS

         In February 1998, the Company reached an agreement in principle to acquire NSI and Nu Skin affiliated entities throughout Europe, Australia and New Zealand (the "NSI Acquisition") for approximately $180 million in assumed liabilities and $70 million in preferred stock that is anticipated to convert to common stock upon stockholder approval. In addition, contingent on meeting specific earnings growth benchmarks, the Company will pay up to $25 million in cash per year over four years to the selling stockholders. The agreement also provides that if the assumed liabilities do not equal or exceed $180 million, the Company will pay to the selling stockholders in cash or in the form of promissory notes the difference between $180 million and the assumed liabilities.

         The NSI Acquisition is expected to be accounted for by the purchase method of accounting, except for the portion of the acquired entities under the common control of a group of stockholders, which portion will be accounted for in a manner similar to a pooling of interests. The common control group is comprised of the stockholders of NSI that are immediate family members.