Form 10-K/A, Exhibit 13
period 1997-12-31
NU SKIN ASIA PACIFIC INC
filed 1998-03-19
CIK 1021561

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


                             Year Ended December 31,
                             Date Operations      ----------------------------
Country(1)                      Commenced       1995          1996          1997
-------                         ---------      ------        ------        -----
                                  (in millions)

Japan                        April 1993       $  231.5      $  380.0    $  599.4
Taiwan                       January 1992        105.4         154.6       168.6
South Korea                  February 1996          --         122.4        74.1
Thailand                     March 1997             --            --        22.8
Hong Kong                    September 1991       17.1          17.0        21.3
Sales to NSI affiliates(2)   January 1993          4.6           4.6         4.3
                                              --------      --------    --------
                                              $  358.6      $  678.6    $  890.5
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

Liquidity and Capital Resources


          The Company effected the Reorganization and the Underwritten Offerings in November 1996. During the Underwritten Offerings, the Company raised $98.8 million in net proceeds. As of the date of the Reorganization, the aggregate undistributed taxable S corporation earnings of the Subsidiaries were $86.5 million. The Subsidiaries' earned and undistributed S corporation earnings through the date of termination of the Subsidiaries' S corporation status were distributed in the form of the S Distribution Notes, bearing interest at 6.0% per annum. From the proceeds of the Underwritten Offerings, $15.0 million was used to pay a portion of the S Distribution Notes and the remaining balance of $71.5 million was paid in April 1997.

          In November 1996, the Company purchased from NSI the distribution rights to seven new markets in the region. These markets include Thailand and the Philippines, where operations commenced in March 1997 and February 1998, respectively, and Indonesia, Malaysia, the PRC, Singapore and Vietnam, where Nu Skin operations have not yet commenced. These rights were purchased for $25.0 million of which $5.0 million was paid from the proceeds of the Underwritten Offerings and an additional $10.0 million was paid in January 1997. At December, 31, 1997, the Company had a $10.0 million short term obligation, which was paid on January 15, 1998, related to the purchase of these rights. The remaining proceeds of the Underwritten Offerings are being used for general corporate purposes.

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


         The Company recorded compensation expense using the fair value method prescribed by SFAS 123 based upon the best available estimate of the number of shares that were expected to be issued to each distributor at the measurement date, revised as necessary if subsequent information indicated that actual forfeitures were likely to differ from initial estimates. Any options forfeited were reallocated and resulted in an additional compensation charge.


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