Form 10-K, Exhibit 13
period 1999-12-31
NU SKIN ENTERPRISES INC
filed 2000-03-24
CIK 1021561

SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of December 31, 1997, 1998 and 1999 and for the years ended December 31, 1996, 1997, 1998 and 1999 have been derived from the audited consolidated financial statements. The financial data as of December 31, 1995 and 1996 and for the year ended 1995 are unaudited but, in management's opinion, include all necessary information to present fairly the information included therein. The Company's consolidated financial statements for all periods presented before December 31, 1998 have been combined and restated for the acquisition of Nu Skin International, Inc. ("NSI") and certain other related affiliates in March 1998 (the "NSI Acquisition").


                                                     Year Ended December 31,
                                       ----------------------------------------------------
                                         1995       1996       1997       1998      1999(2)
                                       --------   --------   --------   --------   --------
                                        (U.S. dollars in thousands, except per share data)

Income Statement Data:
Revenue                                $435,855   $761,638   $953,422   $913,494   $894,249
Cost of sales                           101,474    171,187    191,218    188,457    151,681
Cost of sales - amortization
  of inventory step-up                       --         --         --     21,600         --
                                       --------   --------   --------   --------   --------
Gross Profit                            334,381    590,451    762,204    703,437    742,568
                                       --------   --------   --------   --------   --------
Operating expenses:
Distributor incentives                  139,495    282,588    362,195    331,448    346,951
Selling, general and administrative     115,950    168,706    201,880    202,150    265,770
Distributor stock expense                    --      1,990     17,909         --         --
In-process research and development          --         --         --     13,600         --
                                       --------   --------   --------   --------   --------
Total operating expenses                255,445    453,284    581,984    547,198    612,721
                                       --------   --------   --------   --------   --------
Operating income                         78,936    137,167    180,220    156,239    129,847
Other income(expense), net                  650     10,771      8,973     13,599     (1,411)
                                       --------   --------   --------   --------   --------
Income before provision for income
  taxes and minority interest            79,586    147,938    189,193    169,838    128,436
Provision for income taxes               19,141     49,526     55,707     62,840     41,742
Minority interest (1)                    10,498     13,700     14,993      3,081         --
                                       --------   --------   --------   --------   --------
Net income                             $ 49,947   $ 84,712   $118,493   $103,917   $ 86,694
                                       ========   ========   ========   ========   ========
Net income per share:
 Basic                                 $   0.63   $   1.07   $   1.42   $   1.22   $   1.00
 Diluted                               $   0.61   $   1.02   $   1.36   $   1.19   $   0.99
Weighted average common shares
 outstanding (000s):
 Basic                                   78,660     79,194     83,331     84,894     87,081
 Diluted                                 82,459     83,001     87,312     87,018     87,893



                                                        As of December 31,
                                       ----------------------------------------------------
                                         1995       1996       1997       1998      1999(2)
                                       --------   --------   --------   --------   --------
                                                    (U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents              $ 84,000   $214,823    $174,300  $188,827   $110,162
Working capital                          56,801    143,308     123,220   164,597     74,561
Total assets                            182,154    380,482     405,004   606,433    643,215
Short-term notes payable to
 stockholders                                --     71,487      19,457        --         --
Long-term notes payable to
 stockholders                                --         --     116,743        --         --
Short-term debt                              --         --          --    14,545     55,889
Long-term debt                               --         --          --   138,734     89,419
Stockholders' equity                     68,363    113,495      94,892   254,642    309,379

                                                        As of December 31,
                                       ----------------------------------------------------
                                         1995       1996       1997       1998       1999
                                       --------   --------   --------   --------   --------
Other Operating Data (3):
Number of active distributors           260,000    397,000    448,000    470,000    494,000
Number of executive distributors          8,173     21,479     22,689     22,781     21,005

----------

(1) Minority  interest   represents  the  ownership  interest  of  NSI  held  by
    individuals who are not immediate family members. The minority interest was purchased as part of the NSI Acquisition on March 26, 1998.

(2) 1999 results include transactions during the year which are discussed in detail in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(3) Active distributors are those distributors who were resident in the countries in which the Company operated and purchased products during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required personal and group sales volumes. The increase in the number of active distributors in 1999 is primarily due to the inclusion of distributors formerly licensed to the Company's affiliate Nu Skin USA, Inc.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto, which are included in this Annual Report to Stockholders.

GENERAL

     Nu Skin  Enterprises,  Inc. (the  "Company"),  is a leading,  global direct selling company that develops and distributes premium-quality, innovative personal care and nutritional products and technology, Internet and telecommunications products and services. In 1999, the Company began implementing a divisional strategy which created three distinct divisions based on product lines, each offering a separate and distinct business opportunity.

     The Company's revenue is dependent upon the number and productivity of independent distributors who purchase products and sales materials from the Company in their local currency for resale to their customers or for personal use. The Company recognizes revenue when products are shipped and title passes to these independent distributors. Revenue is net of returns, which have historically been less than 5.0% of gross sales. Distributor incentives are paid to several levels of distributors on each product sale. The amount of the incentive varies depending on the purchaser's position within the Company's Global Distributor Compensation Plan. These incentives are classified as operating expenses. The following table sets forth revenue information for the time periods indicated. This table should be reviewed in connection with the tables presented under "Results of Operations," which disclose distributor incentives and other costs associated with generating the aggregate revenue presented.


                                          Year Ended December 31,
                                       -------------------------------
Region                                   1997        1998       1999
------                                 --------    --------   --------
                                         (U.S. dollars in millions)

North Asia                            $  673.6    $  665.5   $  619.3
Southeast Asia                           225.3       159.7      140.1
Other Markets                             54.5        88.3      134.9
                                      --------    --------   --------
                                      $  953.4    $  913.5   $  894.3
                                      ========    ========   ========

     Revenue generated in North Asia represented 69% of total revenue generated during the year ended December 31, 1999. The Company's operations in Japan generated 97% of the North Asia revenue during the same period. Revenue from Southeast Asia operations represented 16% of total revenue generated during the year ended December 31, 1999. The Company's operations in Taiwan generated 74% of the Southeast Asia revenue during that period. Revenue generated in Other Markets represented the remaining 15% of total revenue generated during the year ended December 31, 1999. Operations in North America generated 84% of the Other Markets revenue during the year ended December 31, 1999. A portion of the Other Markets revenue during the year ended December 31, 1999 was generated from sales to and license fees from the Company's North American private affiliates, which the Company has now acquired.

     Cost of sales primarily consists of the cost of products purchased from third-party vendors (generally in U.S. dollars), the freight cost of shipping these products to distributors as well as duties related to the importation of such products. Additionally, cost of sales includes the cost of sales materials sold to distributors at or near cost. Sales materials are generally purchased in local currencies. As the sales mix changes between product categories and sales materials, cost of sales and gross profit may fluctuate to some degree due primarily to the margin on each product line as well as varying import duty rates levied on imported product lines. In each of the Company's current markets, duties are generally higher on nutritional products than on personal care products. Also, as currency exchange rates fluctuate, the Company's gross margin will fluctuate.

     Distributor incentives are the Company's most significant expense. Distributor incentives are paid to distributors on a monthly basis based upon their personal and group sales volume as well as the group sales volume of up to six levels of executive distributors in their downline sales organization. These incentives are computed each month based on the sales volume and network of the Company's global distributor force. Small fluctuations occur in the amount of incentives paid as the network of distributors actively purchasing products changes from month to month. However, due to the size of the Company's distributor force of approximately 500,000 active distributors, the fluctuation in the overall payout is relatively small. The overall payout averages from 39% to 42% of global product sales. Sales materials and starter kits are not subject to distributor incentives. In addition, a portion of the sales to the Company's recently acquired North American private affiliates were not subject to distributor incentives. Distributor incentives include the cost of computing and paying commissions as well as the cost of incentive programs for distributors including an annual trip for the Company's leading distributors. These additional costs average approximately 1% of revenue.

     In the fourth quarter of 1996, the Company implemented a one-time distributor equity incentive program. This global program provided for the granting of options to distributors to purchase 1.6 million shares of the Company's Class A common stock. The number of options each distributor received was based on his or her performance and productivity through August 31, 1997. The options are exercisable at a price of $5.75 per share and vested on December 31, 1997. The Company recorded a $2.0 million charge in 1996 and recorded additional charges in 1997 of $17.9 million for the non-cash and nonrecurring expenses associated with this program. There are currently no plans to repeat this or similar distributor stock incentive programs.

     Selling, general and administrative expenses include wages and benefits, rents and utilities, travel and entertainment, promotion and advertising, research and development, professional fees and other operating expenses.

     Provision for income taxes is dependent on the statutory tax rates in each of the countries in which the Company operates. For example, statutory tax rates are 16.0% in Hong Kong, 25.0% in Taiwan, 30.1% in South Korea and 53.2% in Japan. The Company operates a regional business center in Hong Kong, which bears inventory obsolescence and currency exchange risks. In addition, since the incorporation of the Company in 1996, the Company has been subject to taxation in the United States, where it is incorporated, at a statutory corporate federal tax rate of 35.0%. However, the Company receives foreign tax credits in the United States for the amount of foreign taxes actually paid in a given period, which are utilized to reduce taxes in the United States to the extent allowed.

     In March 1998, the Company completed the acquisition (the "NSI Acquisition") of the capital stock of Nu Skin International, Inc. ("NSI") and the Company's other previously privately-held affiliates in Europe, Australia and New Zealand (collectively the "Acquired Entities"). Inasmuch as a portion of the Acquired Entities were under common control, the Company's consolidated financial statements have been combined and restated as if the Company and the Acquired Entities had been combined during all periods presented. The Company allocated $43.6 million of the purchase price to goodwill, intellectual property and other intangible assets.

     Minority interest represents the ownership interest of NSI held by individuals who are not immediate family members of the majority-interest holders. The minority interest was purchased as part of the NSI Acquisition.

     In October 1998, the Company acquired Generation Health Holdings, Inc., the parent of Pharmanex, Inc. (the "Pharmanex Acquisition"). With the Pharmanex Acquisition, the Company increased its nutritional product development and formulation capabilities. In connection with the Pharmanex Acquisition, the Company allocated $92.4 million to goodwill, intellectual property and other intangible assets and $13.6 million to purchased in-process research and development. During 1998, the Company fully wrote off the in-process research and development amount.

     In March 1999, NSI terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA, Inc. ("Nu Skin USA") and paid Nu Skin USA a $10.0 million termination fee. The Company also acquired selected assets of Nu Skin USA in March 1999 through a newly formed wholly-owned subsidiary and assumed approximately $8.0 million of Nu Skin USA liabilities. In May 1999, the Company completed the acquisition of its affiliates in Canada, Mexico and Guatemala.

     In July 1999, the Company completed the acquisition (the "Big Planet Acquisition") of Big Planet, Inc. ("Big Planet"). In connection with the Big Planet Acquisition, the Company loaned Big Planet approximately $4.5 million to redeem the option holders and certain management stockholders of Big Planet.

                              RESULTS OF OPERATIONS

     The following tables set forth operating results and operating results as a percentage of revenue, respectively, for the periods indicated.

                                                    Year Ended December 31,
                                                 ------------------------------
                                                   1997       1998       1999
                                                 --------   --------   --------
                                                   (U.S. dollars in millions)

Revenue                                          $  953.4   $  913.5   $  894.3
Cost of sales                                       191.2      188.5      151.7
Cost of sales - amortization of
 inventory step-up                                     --       21.6         --
                                                 --------   --------   --------
Gross profit                                        762.2      703.4      742.6
                                                 --------   --------   --------
Operating expenses:
 Distributor incentives                             362.2      331.4      347.0
 Selling, general and administrative                201.9      202.2      265.8
 Distributor stock expense                           17.9         --         --
 In-process research and development                   --       13.6         --
                                                 --------   --------   --------
   Total operating expenses                         582.0      547.2      612.8
                                                 --------   --------   --------
Operating income                                    180.2      156.2      129.8
Other income(expense), net                            9.0       13.6       (1.4)
                                                 --------   --------   --------
Income  before   provision  for  income taxes
  and minority interest                             189.2      169.8      128.4
Provision for income taxes                           55.7       62.8       41.7
Minority interest                                    15.0        3.1         --
                                                 --------   --------   --------
Net income                                       $  118.5   $  103.9   $   86.7
                                                 ========   ========   ========
Unaudited supplemental data(1):
 Income before pro forma provision for
  income taxes and minority interest             $  189.2   $  169.8
 Pro forma provision for income taxes                71.9       66.0
 Pro forma minority interest                          9.3        1.9
                                                 --------   --------
 Pro forma net income                            $  108.0   $  101.9
                                                 ========   ========


                                                     Year Ended December 31,
                                                 ------------------------------
                                                   1997       1998       1999
                                                 --------   --------   --------

Revenue                                            100.0%      100.0%     100.0%
Cost of sales                                       20.1        20.6       17.0
Cost of sales-- amortization of
  inventory step-up                                   --         2.4         --
                                                 --------   --------   --------
Gross profit                                        79.9        77.0       83.0
                                                 --------   --------   --------
Operating expenses:
 Distributor incentives                             38.0        36.3       38.8
 Selling, general and administrative                21.2        22.1       29.7
 Distributor stock expense                           1.9          --         --
 In-process research and development                  --         1.5         --
                                                 --------   --------   --------
  Total operating expenses                          61.1        59.9       68.5
                                                 --------   --------   --------
Operating income                                    18.8        17.1       14.5
Other income (expense), net                           .9         1.5        (.1)
                                                 --------   --------   --------
Income before provision for income taxes
  and minority interest                             19.7        18.6       14.4
Provision for income taxes                           5.8         6.9        4.7
Minority interest                                    1.5          .3         --
                                                 --------   --------   --------
Net income                                          12.4%       11.4%       9.7%
                                                 ========   ========   ========
Unaudited supplemental data(1):
 Income before pro forma provision for
   income taxes and minority interest               19.7%      18.6%
 Pro forma provision for income taxes                7.5        7.2
 Pro forma minority interest                          .9         .2
                                                 --------   --------
 Pro forma net income                               11.3%      11.2%
                                                 ========   ========
----------

(1) Reflects adjustment for federal and state income taxes as if the Company's subsidiaries had been taxed as C corporations rather than as S corporations for the years ended December 31, 1997 and 1998.

1999 COMPARED TO 1998

     REVENUE decreased 2.1% to $894.3 million from $913.5 million for the years ended December 31, 1999 and 1998, respectively. The decrease in revenue resulted primarily from a significant decline in local currency revenue in Japan and was somewhat offset by favorable comparative exchange rates and the addition of revenue from Big Planet after the Big Planet Acquisition in July 1999 and the Company's operations in the United States after the termination of the Company's license agreement with Nu Skin USA in March 1999.

     Revenue in North Asia, which consists of Japan and South Korea, decreased 6.9% to $619.3 million from $665.5 million for the years ended December 31, 1999 and 1998, respectively. This decline in revenue was a result of revenue in Japan decreasing $51.8 million or 7.9% to $602.4 million in 1999 from $654.2 million in the prior year. Revenue in Japan in U.S. dollar terms for 1999 benefitted from a 12.7% increase in the strength of the Japanese yen relative to the U.S. dollar. In local currency, revenue in Japan decreased 19.7% in 1999 versus 1998. Sales activity in Japan was affected negatively during 1999 by distributor uncertainty concerning the implementation of the Company's divisional model and other issues associated with compensation plan requirements and the Company's effort to enforce distributor policies and procedures. In addition, competitive conditions and weakness in consumer confidence also significantly impacted revenue in Japan. The decline in revenue in Japan was somewhat offset by increases in revenue in South Korea.

     Revenue in Southeast Asia, which consists of Taiwan, Thailand, Hong Kong, the Philippines, Australia and New Zealand, totaled $140.1 million for the year ended December 31, 1999, down from revenue of $159.7 million for the year ended December 31, 1998, a decrease of $19.6 million. This decline in revenue was primarily a result of revenue in Taiwan decreasing to $103.6 million in 1999 from $119.5 million in the prior year. During 1999, the Company's operations in Taiwan suffered the impact of a devastating earthquake, which occurred during the third quarter of 1999. In addition, operations in Taiwan have continued to suffer the impact of increased competition and an overall decline in sales in the direct selling industry in Taiwan, which management believes is largely due to the uncertainty of the viability of direct selling activities in the People's Republic of China as well as economic concerns throughout Southeast Asia.

     Revenue in the Company's other markets, which include the United Kingdom, Austria, Belgium, Denmark, France, Germany, Iceland, Italy, Ireland, Luxemburg, Norway, Poland, Portugal, Spain, Sweden, the Netherlands, Brazil, Canada, Mexico, Guatemala and the United States increased 52.8% to $134.9 million from $88.3 million for the years ended December 31, 1999 and 1998, respectively. This increase in revenue was primarily due to the additional revenue stream of $83.8 million from sales in the United States resulting from the termination of the Company's license agreement with Nu Skin USA, which occurred in March 1999, and the additional revenue of $11.4 million resulting from the Big Planet Acquisition, which occurred in July 1999. This additional revenue more than offset the elimination of revenue from sales to the Company's former affiliates in these markets, which revenue is now eliminated in consolidation.

     GROSS PROFIT as a percentage of revenue was 83.0% for the year ended December 31, 1999 compared to 77.0% for the year ended December 31, 1998. The increase in the gross profit as a percentage of revenue for 1999 resulted from the strengthening of the Japanese yen and other Asian currencies relative to the U.S. dollar, higher margin sales to distributors in the United States following the termination of the Company's license agreement with Nu Skin USA, increased local manufacturing efforts and reduced duty rates. In addition, in 1998, the Company recorded amortization of inventory step-up related to the NSI Acquisition of $21.6 million which did not recur in 1999. The Company's gross margin was negatively impacted by the Big Planet Acquisition, which includes the sale of lower margin technology products and services. The Company purchases a significant majority of goods in U.S. dollars and recognizes revenue in local currency and is consequently subject to exchange rate risks in its gross margins.

     DISTRIBUTOR INCENTIVES as a percentage of revenue increased to 38.8% for the year ended December 31, 1999 from 36.3% for the year ended December 31, 1998. The primary reason for the increase in 1999 was the termination of the Company's license agreement with Nu Skin USA which resulted in the Company beginning to sell products to distributors in the United States and paying the requisite commissions related to those sales. In addition, the

Company  recently   restructured  its  compensation   plan,  adding  short-term,
division-focused incentives, which increased compensation to the Company's entry-level distributors in the later part of 1999.

     SELLING, GENERAL AND ADMINISTRATIVE expenses as a percentage of revenue increased to 29.7% for the year ended December 31, 1999 from 22.1% for the year ended December 31, 1998. In U.S. dollar terms, selling, general and administrative expenses increased to $265.8 million for the year ended December 31, 1999 from $202.2 million in 1998. This increase was due to stronger foreign currencies in 1999, primarily the Japanese yen, which resulted in higher expenses of approximately $14.2 million in Japan. In addition, selling, general and administrative expenses increased due to $29.5 million in additional overhead expenses relating to the operations in North America following the acquisition of certain assets from Nu Skin USA in March 1999 and operations in Canada, Mexico and Guatemala in May 1999, an additional $14.9 million in 1999 of amortization expense resulting from the Company's acquisitions of NSI, Pharmanex and Big Planet, and an additional $14.1 million of selling, general and administrative expenses relating to the Big Planet Acquisition.

     OPERATING INCOME decreased to $129.8 million for the year ended December 31, 1999 from $156.2 million in 1998 and operating margin decreased to 14.5% for the year ended December 31, 1999 from 17.1% in 1998. Operating income and margin decreased due to the declines in local currency revenue in Japan and the increases in distributor incentives and selling, general and administrative expenses, which more than offset the improvements in gross margins and the expense recorded in 1998 relating to in-process research and development, which did not recur in 1999.

     OTHER INCOME decreased to an expense of $1.4 million for the year ended December 31, 1999 from income of $13.6 million in 1998. This decrease in other income was primarily due to the significant hedging gains recorded in 1998 from forward contracts and intercompany loans resulting from a stronger Japanese yen in relation to the U.S. dollar, which did not recur in 1999.

     PROVISION FOR INCOME TAXES decreased to $41.7 million for the year ended December 31, 1999 from $62.8 million in 1998. This decrease is due to a reduced effective tax rate from 37.0% in 1998 to 32.5% in 1999. This significant decrease in the effective tax rate in 1999 is related to the Company's ability to utilize foreign tax credits as a result of the Company's global tax planning. The pro forma provision for income taxes presents income taxes as if NSI and its affiliates had been taxed as C corporations rather than as S corporations for the years ended December 31, 1998 and 1997.

     NET INCOME decreased to $86.7 million for the year ended December 31, 1999 from $103.9 million in 1998 and net income as a percentage of revenue decreased to 9.7% for the year ended December 31, 1999 from 11.4% in 1998. Net income decreased primarily because of the factors noted above in "operating income" and "other income," and was somewhat offset by the factors noted in "provision for income taxes" above.

1998 COMPARED TO 1997

     REVENUE decreased 4.2% to $913.5 million from $953.4 million for the years ended December 31, 1998 and 1997, respectively. The decrease in revenue resulted primarily from significant weakening of the Japanese yen and other Asian currencies relative to the U.S. dollar, an increasing competitive environment in Taiwan and the economic recession in Asia, particularly in South Korea and Thailand. These factors more than offset the increase in revenue from the Company's other markets including license fees from and product sales to the Company's private North American affiliated entities.

     Revenue in North Asia, which consists of Japan and South Korea, decreased 1.2% to $665.5 million from $673.6 million for the years ended December 31, 1998 and 1997, respectively. The economic recession and a weakened currency in South Korea resulted in a significant decline in South Korean revenue from $74.2 million for the year ended December 31, 1997 to $11.4 million in 1998. This revenue decline was partially offset by revenue in Japan which increased from $599.4 million for the year ended December 31, 1997 to $654.2 million in 1998. In U.S. dollar terms, the increase in revenue in Japan was 9.1% and was 17.6% in local currency terms from 1997 to 1998. This increase is attributed to continued growth of the personal care and nutritional product lines.

     Revenue in Southeast Asia, which consists of Taiwan, Thailand, Hong Kong, the Philippines, Australia and New Zealand, totaled $159.7 million for the year ended December 31, 1998, down from revenue of $225.3 million for the year ended December 31, 1997, a decrease of 29.1%. The Company's operations in Taiwan suffered the impact of increased competition, currency devaluation and the People's Republic of China's temporary ban on direct selling, where many Taiwanese distributors had hoped to expand their businesses, which resulted in a decline in revenue from $168.6 million in 1997 to $119.5 million in 1998. In addition, the Company's operations in Thailand were impacted negatively by Thailand's economic recession and currency devaluation resulting in a revenue decrease to $8.3 million in 1998 from $22.8 million in 1997.

     The declines in North and Southeast Asia were partially offset by aggregate revenue increases in the Company's other markets, which included the United Kingdom, Germany, Italy, the Netherlands, France, Belgium, Spain, Portugal,
Ireland, Austria, Poland, Denmark, Sweden, Brazil and product sales to and license fees from the Company's private affiliates. Aggregate revenue in these markets increased to $88.3 million for the year ended December 31, 1998 from $54.5 million for the year ended December 31, 1997, an increase of 62.0%. These increases were primarily due to increased revenue from the Company's North American private affiliates as well as increased sales from the openings of the Company's operations in Poland, Denmark, Sweden and Brazil in 1998 and the introduction of nutritional products in several European markets in 1998.

     GROSS PROFIT as a percentage of revenue was 77.0% for the year ended December 31, 1998 compared to 79.9% for the year ended December 31, 1997. The amortization of the step-up of inventory from the NSI Acquisition increased cost of sales by $21.6 million during the second and third quarters for the year ended December 31, 1998. Without this nonrecurring charge, gross profit as a percentage of revenue would have been 79.4% for the year ended December 31, 1998. The Company purchases goods in U.S. dollars and recognizes revenue in local currency and is consequently subjected to exchange rate risks in its gross margins. The negative pressure on gross margins, primarily due to weakened currencies throughout the Company's Asian markets, was somewhat offset by gross margin improvement as a result of price increases in certain markets in 1998. In addition, increased local manufacturing, including the local manufacturing in Taiwan of LifePak, the Company's leading nutritional product, improved and stabilized gross margins.

     DISTRIBUTOR INCENTIVES as a percentage of revenue decreased to 36.3% for the year ended December 31, 1998 from 38.0% for the year ended December 31, 1997. The primary reason for this decrease was increased revenue in 1998 from product sales to and license fees from the Company's North American private affiliates which was not subject to incentives being paid by the Company.

     SELLING, GENERAL AND ADMINISTRATIVE expenses as a percentage of revenue increased to 22.1% for the year ended December 31, 1998 from 21.2% for the year ended December 31, 1997. This increase as a percentage of revenue was primarily due to weakened Asian currencies and continued U.S. dollar-based selling, general and administrative expenses. In dollar terms, selling, general and administrative expenses increased slightly from $201.9 million in 1997 to $202.2 million in 1998.

     DISTRIBUTOR STOCK EXPENSE of $17.9 million for the year ended December 31, 1997 reflects a one-time grant of distributor stock options at an exercise price of $5.75 per share, 25% of the per share offering price in the Company's initial public offering completed in November 1996. This non-cash expense is nonrecurring and was only recorded in the fourth quarter of 1996 and in each of the four quarters of 1997. There are currently no plans to repeat this or other similar distributor stock incentive programs.

     IN-PROCESS RESEARCH AND DEVELOPMENT expense of $13.6 million for the year ended December 31, 1998 reflects a one-time expense for research and development intangible assets purchased in the Pharmanex Acquisition during the fourth quarter of 1998. This non-cash expense is nonrecurring and was only recorded in the fourth quarter of 1998.

     OPERATING INCOME decreased 13.3% to $156.2 million for the year ended December 31, 1998 from $180.2 million in 1997. Operating margin decreased to 17.1% in 1998 from 18.8% in 1997. The operating income and margin decreases resulted from declines in U.S. dollar revenue in North and Southeast Asia, lower gross margins as a result of significant weakening in foreign currencies in North and Southeast Asia and by the nonrecurring amortization of inventory step-up and in-process research and development expenses recorded in the Company's other markets in 1998, and was partially offset by the distributor stock expense recorded in 1997.

     OTHER INCOME increased to $13.6 million for the year ended December 31, 1998 from $9.0 million for the year ended December 31, 1997. The increase was primarily caused by Japanese yen-based hedging gains from forward contracts and intercompany loans during 1998.

     PROVISION FOR INCOME TAXES increased to $62.8 million for the year ended December 31, 1998 from $55.7 million for the year ended December 31, 1997 due to an increase in the effective tax rate from 29.4% in 1997 to 37.0% in 1998, which more than offset the decreased operating income in 1998 compared to 1997. The increase in the effective tax rate is due to the Acquired Entities being taxed as C corporations rather than as S corporations during most of 1998. The pro forma provision for income taxes decreased to $66.0 million for the year ended December 31, 1998 from $71.9 million for the year ended December 31, 1997 due to decreased income in 1998. The pro forma provision for income taxes presents income taxes as if the Acquired Entities had been taxed as C corporations rather than as S corporations for the years ended December 31, 1998 and 1997.

     MINORITY INTEREST represents the ownership interest of NSI held by individuals who are not immediate family members. The minority interest was purchased as part of the NSI Acquisition on March 26, 1998.

     NET INCOME decreased by $14.6 million to $103.9 million for the year ended December 31, 1998 compared with the same period in 1997 primarily due to the amortization of inventory step-up and in-process research and development expense recorded in 1998 partially offset by distributor stock expense recorded in 1997. Net income as a percentage of revenue decreased to 11.4% for the year ended December 31, 1998 as compared to 12.4% for the same period in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's principal needs for funds have been for distributor incentives, working capital (principally inventory purchases), operating expenses, capital expenditures and the development of operations in new markets. The Company has generally relied entirely on cash flow from operations to meet its business objectives without incurring long-term debt to unrelated third parties to fund operating activities.

     The Company generates significant cash flow from operations due to favorable gross margins and minimal capital requirements. Additionally, the Company does not generally extend credit to distributors but requires payment prior to shipping products. This process eliminates the need for significant accounts receivable from distributors. During the first and third quarters of each year, the Company pays significant accrued income taxes in many foreign jurisdictions including Japan. These large cash payments generally more than offset significant cash generated in these quarters. During the year ended December 31, 1999, the Company generated $30.3 million from operations compared to $118.6 million generated during the year ended December 31, 1998. This decrease in cash generated from operations is due in large part to reduced net income in 1999 compared to 1998 (excluding amortization of the NSI and Pharmanex acquisitions). In addition, due to the Company's 1999 operations and global tax planning, approximately $66.2 million of future tax assets and reduced tax liabilities have been generated as of December 31, 1999.

     As of December 31, 1999, working capital was $74.6 million compared to $164.6 million as of December 31, 1998. This decrease is primarily due to the increase at December 31, 1999 in the current portion of long-term debt, reduced cash generated from operations in 1999 and cash payments and accrued payables relating to the Big Planet Acquisition. Cash and cash equivalents at December 31, 1999 and December 31, 1998 were $110.2 million and $188.8 million, respectively. The significant decrease in cash and cash equivalents at December 31, 1999 relates to the factors noted above that resulted in decreases in cash generated from operations in 1999. In addition, decreases in cash also related to $26.9 million in payments for repurchases of shares of the Company's Class A common stock and $25.0 million in payments during 1999 to stockholders in accordance with the terms of the NSI Acquisition.

     Capital expenditures, primarily for equipment, computer systems and software, office furniture and leasehold improvements, were $29.7 million and $18.3 million for the years ended December 31, 1999 and 1998, respectively. In addition, the Company anticipates capital expenditures in 2000 of approximately $35.0 million to further enhance its infrastructure, including enhancements to computer systems and software and call-center facilities.

     In March 1998, the Company completed the NSI Acquisition. Pursuant to the terms of the NSI Acquisition, NSI and the Company met earnings growth targets in 1998 resulting in a contingent payment to the stockholders of NSI (the "NSI Stockholders") of $25.0 million. The Company and NSI did not meet specific earnings growth targets for the year ended December 31, 1999. However, contingent upon NSI and the Company meeting earnings growth targets over the next two years, the Company may pay up to $75.0 million in cash over the next two years to the NSI Stockholders. The contingent consideration of $25.0 million earned in 1998 was paid in the second quarter of 1999 and has been accounted for as an adjustment to the purchase price and allocated to the assets and liabilities of the Acquired Entities. Any additional contingent consideration paid over the next two years, if any, will be accounted for in a similar manner.

     In May 1998, the Company and its Japanese subsidiary Nu Skin Japan Co., Ltd. entered into a $180.0 million credit facility (the "Credit Facility") with a syndicate of financial institutions for which ABN-AMRO, N.V. acted as agent. The Credit Facility was used to satisfy liabilities which were assumed as part of the NSI Acquisition. The Company borrowed $110.0 million and Nu Skin Japan Co., Ltd. borrowed the Japanese yen equivalent of $70.0 million denominated in local currency. Payments totaling $41.6 million were made during the second quarter of 1998 and payments totaling $14.5 million were made during the first quarter of 1999 relating to the Credit Facility. As of December 31, 1999, the balance relating to the Credit Facility totaled $145.3 million of which approximately $55.9 million is due in 2000 and approximately $89.4 million is due in 2001. The U.S. portion of the Credit Facility bears interest at either a base rate as specified in the Credit Facility plus an applicable margin or the London Inter-Bank Offer Rate plus an applicable margin, in the Company's discretion. The Japanese portion of the Credit Facility bears interest at the applicable Tokyo Inter-Bank Offer Rate plus an applicable margin. The maturity date of the Credit Facility is three years from the borrowing date, with a possible extension upon receipt of lender approval. The Credit Facility provides that the amounts borrowed are to be used for general corporate purposes. The Company is currently in compliance with all financial and other covenants under the Credit Facility except for a covenant requiring the Company to maintain a fixed charge coverage ratio of 3.0 times. The Company obtained a waiver of this default for the quarter ended December 31, 1999.

     During 1999, the Company renewed a $10.0 million revolving credit agreement with ABN-AMRO, N.V. Advances are available under the agreement through May 18, 2000 with a possible extension upon approval of the lender. There were no outstanding balances under this credit facility at December 31, 1999.

     During 1998, the board of directors authorized the Company to repurchase up to $20.0 million of the Company's outstanding shares of Class A common stock and in July 1999, the board of directors authorized the Company to repurchase up to an additional $10.0 million of the Company's Class A common stock. The repurchases are used primarily to fund the Company's equity incentive plans. For the years ended December 31, 1999 and 1998, the Company had repurchased 1,364,218 shares and 917,254 shares for an aggregate price of approximately $17.1 million and $10.5 million, respectively. In addition, in March 1999, the board of directors separately authorized and the Company completed the purchase of approximately 700,000 shares of the Company's Class A common stock from Nu Skin USA and certain stockholders for approximately $10.0 million. In February 2000, the board of directors authorized the Company to repurchase up to an additional $10.0 million of the Company's Class A common stock.

     As part of the Pharmanex Acquisition, the Company assumed approximately $34.0 million in liabilities and incurred acquisition costs totaling $1.3 million. The acquired net assets of $3.6 million include net deferred tax assets totaling $0.8 million. In connection with the closing of the Pharmanex Acquisition, the Company paid approximately $29.0 million relating to assumed liabilities.

     In March 1999, NSI terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA and paid Nu Skin USA a $10.0 million termination fee. The Company also, through a newly formed wholly-owned subsidiary, acquired selected assets of Nu Skin USA and assumed approximately $8.0 million of Nu Skin USA's liabilities in March 1999. In May 1999, the Company completed the acquisition of its private affiliates in Canada, Mexico and Guatemala for approximately $2.0 million (inclusive of cash distributed by the acquired entities prior to closing) in cash and assumed net liabilities of approximately $4.0 million.

     In July 1999, the Company completed the Big Planet Acquisition for an aggregate of approximately $29.2 million, of which approximately $14.6 million was paid in the form of a promissory note and approximately $14.6 million was paid in cash. In connection with the closing of the Big Planet Acquisition, the Company loaned Big Planet approximately $4.5 million to redeem the option holders and management stockholders of Big Planet. In addition, the Company loaned Big Planet approximately $10.3 million to fund Big Planet operations through the closing of the acquisition. Big Planet incurred operating losses of approximately $22.0 million in 1998, approximately $22.8 million from the period January 1, 1999 through July 12, 1999 and approximately $13.7 million from the period July 13, 1999 through December 31, 1999. The Company anticipates Big Planet will continue to incur operating losses for the next several years. Management believes that the Company's cash flows from current operations will be able to fund such Big Planet losses. Big Planet has agreed to purchase technology, Internet and telecommunications products, services and equipment from several suppliers. If Big Planet does not satisfy the terms of its commitments under these agreements, the total aggregate termination penalty could be approximately $24.7 million. The largest of these purchase commitments is for long distance telecommunications services. At the current level of long distance service provided to Big Planet customers and assuming reasonable growth, management believes that Big Planet will be able to satisfy the majority of this purchase commitment. Big Planet is currently renegotiating the terms of this agreement.

     The Company had related party payables of $15.1 million and $25.0 million at December 31, 1999 and 1998, respectively. In addition, the Company had related party receivables of $16.4 million and $22.3 million, respectively, at those dates. Related party balances outstanding in excess of 60 days beyond the date they become due and payable bear interest at a rate of 2% above the U.S. prime rate. As of December 31, 1999, no material related party payables or receivables had been outstanding for more than 60 days beyond the date they became due and payable.

     The Company leases office space and computer hardware under noncancellable long-term operating leases. The Company had minimum future operating lease obligations at December 31, 1999 of $29.5 million and has minimum obligations for 2000 of $8.5 million.

     Management considers the Company to be sufficiently liquid to be able to meet its obligations on both a short and long-term basis. Management currently believes existing cash balances together with future cash flows from operations will be adequate to fund cash needs relating to the implementation of the Company's strategic plans.

SEASONALITY

     In addition to general economic factors, the direct selling industry is impacted by seasonal factors and trends such as major cultural events and vacation patterns. For example, Japan, Taiwan, Hong Kong, South Korea and
Thailand celebrate their respective local New Year in our first quarter. Management believes that direct selling in Japan and Europe is also generally negatively impacted during the month of August, which is in the Company's third quarter, when many individuals traditionally take vacations.

DISTRIBUTOR INFORMATION

     The following table provides information concerning the number of active and executive distributors as of the dates indicated.


                     As of December 31, 1997   As of December 31, 1998   As of December 31,1999 (1)
                     -----------------------   -----------------------   --------------------------
                       Active     Executive      Active     Executive      Active       Executive
                     ---------   -----------   ---------   -----------   ----------   -------------
North  Asia           318,000        16,654      331,000       17,311      311,000        14,601
Southeast  Asia       121,000         5,642      120,000        5,091      113,000         3,419
Other  Markets          9,000           393       19,000          379       70,000         2,985
                     ---------   -----------   ---------   -----------   ----------   -------------
Total                 448,000        22,689      470,000       22,781      494,000        21,005
                     =========   ===========   =========   ===========   ==========   =============
----------

(1) The increase in the number of active and executive distributors is primarily due to the inclusion of distributors formerly licensed to Nu Skin USA.

QUARTERLY RESULTS

       The following table sets forth certain unaudited quarterly data for the periods shown, restated for the NSI Acquisition.

                                        1998                                   1999
                         -------------------------------------   -------------------------------------
                           1st       2nd       3rd       4th       1st       2nd       3rd       4th
                         Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
                         -------   -------   -------   -------   -------   -------   -------   -------
                                      (U.S. dollars in millions, except per share amounts)
Revenue                  $ 227.9   $ 209.1   $ 217.9   $ 258.7   $ 233.8   $ 211.3   $ 220.1   $ 229.1
Gross profit               182.2     151.5     164.9     204.9     192.8     175.3     182.5     192.0
Operating income            51.0      29.6      37.4      38.3      47.1      32.4      30.4      19.9
Net income                  33.7      22.0      25.5      22.8      30.8      22.0      21.1      12.8
Net income per share:
  Basic                      0.41      0.26      0.30      0.26      0.35      0.25      0.25      0.15
  Diluted                    0.39      0.25      0.30      0.26      0.35      0.25      0.24      0.15

CURRENCY RISK AND EXCHANGE RATE INFORMATION

     A majority of the Company's revenue and many of the Company's expenses are recognized primarily outside of the United States except for inventory purchases which are primarily transacted in U.S. dollars from vendors in the United States. Each subsidiary's local currency is considered the functional currency. All revenue and expenses are translated at weighted average exchange rates for the periods reported. Therefore, the Company's reported sales and earnings will be positively impacted by a weakening of the U.S. dollar and will be negatively impacted by a strengthening of the U.S. dollar.

     Given the uncertainty of exchange rate fluctuations, the Company cannot estimate the effect of these fluctuations on the Company's future business, product pricing, results of operations or financial condition. However, because a majority of the Company's revenue is realized in local currencies and the majority of the Company's cost of sales is denominated in U.S. dollars, the Company's gross profits will be positively affected by a weakening in the U.S. dollar and will be negatively affected by a strengthening in the U.S. dollar. The Company seeks to reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency exchange contracts and through intercompany loans of foreign currency. The Company does not use such derivative financial instruments for trading or speculative purposes. The Company regularly monitors its foreign currency risks and periodically takes measures to reduce the impact of foreign exchange fluctuations on the Company's operating results.

     The Company's foreign currency derivatives are comprised of over-the-counter forward contracts with major international financial institutions. As of December 31, 1999, the primary currency for which the Company had net underlying foreign currency exchange rate exposure was the Japanese yen. Based on the Company's foreign exchange contracts at December 31, 1999 as discussed in Note 16 of the notes to the Consolidated Financial

Statements, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Japanese yen would not result in significant other income or expense recorded in the Consolidated Statements of Income.

     Following are the weighted average currency exchange rates of US $1 into local currency for each of the Company's markets in which revenue exceeded US $5.0 million for at least one of the quarters listed:


                                1997                                  1998                                 1999
                  ----------------------------------   ----------------------------------   ----------------------------------
                    1st      2nd      3rd      4th       1st      2nd      3rd      4th       1st      2nd      3rd      4th
                  Quarter  Quarter  Quarter  Quarter   Quarter  Quarter  Quarter  Quarter   Quarter  Quarter  Quarter  Quarter
                  -------  -------  -------  -------   -------  -------  -------  -------   -------  -------  -------  -------

Japan               121.4    119.1    118.1    125.6     128.2    135.9    139.5    119.3     116.8    120.8    112.4    104.1
Taiwan               27.5     27.7     28.4     31.0      32.8     33.6     34.5     32.6      32.6     32.7     32.0     31.7
Hong Kong             7.7      7.7      7.7      7.7       7.7      7.8      7.8      7.8       7.8      7.8      7.8      7.8
South Korea         863.9    889.6    894.8  1,097.0   1,585.7  1,392.6  1,327.0  1,278.9   1,197.6  1,189.4  1,195.2  1,170.9

OUTLOOK

     Management's outlook for the year 2000 and beyond is contingent upon the success of its strategy of dividing the Company's historical business into three distinct divisions of products and opportunities: Nu Skin (personal care products), Pharmanex (nutritional products), and Big Planet (technology, Internet and telecommunications products and services). Each of these divisions is supported by Nu Skin Enterprises' resources, expertise and knowledge of direct selling. During 1999, the divisional strategy was implemented or announced in major markets. While implementation caused some disruption in the distributor force, management believes that its strategy is beginning to generate signs of growth, particularly in the United States, where the strategy has been developing since mid-1998. Revenue growth in the year 2000 and for the next several years, will depend upon the successful execution of this strategy in the Company's international markets, particularly Japan, Taiwan and South Korea. Management believes that this strategy, which was launched in Asia in late 1999 and early 2000, will take more time to develop.

     Gross margins are anticipated to remain strong as the Company continues to focus on selling differentiated, high margin goods. As Big Planet becomes a more significant part of the Company's overall business, gross margins will decrease due to the lower margin goods and services provided by Big Planet. Distributor incentives are anticipated to continue at historical rates. Selling, general and administrative costs are anticipated to slightly increase during 2000 from 1999 as the Company continues to spend on promotional and other initiatives to generate revenue growth. While the Company experienced reduced tax rates in 1999, management believes that its corporate tax rates will return to historical levels in the year 2000.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

     With the exception of historical facts, the statements contained in this Annual Report and Management's Discussion and Analysis of Financial Condition and Results of Operations, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the"Reform Act") which reflect the Company's current expectations and beliefs regarding the future results of operations, performance and achievements of the Company. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may not materialize. These forward-looking statements include, but are not limited to, statements concerning: (i) the Company's belief that existing cash and cash flow from operations will be adequate to fund cash needs;
(ii) management's belief that the Company's divisional strategy is beginning to generate signs of growth particularly in the United States; (iii) management's belief that the divisional strategy will take more time to develop; (iv) management's anticipation that gross margins will remain strong, distributor incentives will generally continue at historical rates, selling, general and administrative expenses will be slightly higher in 2000, and that tax rates will return to historical levels; (v) the Company's plan to implement forward contracts and other hedging strategies to manage foreign currency risks; and
(vi) management's belief that Big Planet will be able to satisfy the majority of its purchase commitment and the related renegotiation. In addition, when used in this report, the words or phrases, "will likely result," "expects," "anticipates," " will continue," "intends," "plans," "believes," "the Company or management believes," and similar expressions are intended to help identify forward looking statements.

     The Company wishes to caution readers that the risks and uncertainties set forth below, and the other risks and factors described herein and in the Company's other filings with the Securities and Exchange Commission (which contain a more detailed discussion of the risks and uncertainties related to the Company's business) could cause (and in some cases in the past have caused) the Company's actual results and outcomes to differ materially from those discussed or anticipated. The Company also wishes to advise readers that it is not obligated to update or revise these forward looking statements to reflect new events or circumstances. Important factors and risks that might cause actual results to differ from those anticipated include, but are not limited to:

          (a) Management's ability to successfully integrate the business of Pharmanex and Big Planet with the Company's existing operations and shift to a product-based divisional structure, which is subject to risks including continued or renewed confusion or uncertainty among the Company's distributors which the Company believes has adversely affected the productivity of the Company's distributors during the last few quarters, and potential unforeseen expenses or difficulties in shifting to a divisional strategy.

          (b) The risk that the improved fourth quarter results in the United States will not be sustained in future quarters and may not be indicative of the rollout of divisions in Japan or the future strength of the Company's divisional plans.

          (c) The ability of the Company to retain its key and executive level distributors. The Company has experienced a reduction in the number of active and executive distributors. Because the
               Company's products are distributed exclusively through its distributors, the Company's divisional strategy and its operating results could be adversely affected if the Company's existing and new business opportunities and products do not generate sufficient economic incentive to retain its existing distributors or to sponsor new distributors, or if the Company receives adverse publicity.

          (d) Because a substantial majority of the Company's sales are generated from the Asian region, particularly Japan and Taiwan, significant variations in operating results including revenue, gross margin and earnings from those expected could be caused by
               (i) renewed or sustained weakness of Asian economies or consumer confidence, or (ii) any weakening of foreign currencies, particularly the yen, which has recently strengthened significantly and helped offset the effects of the decline in local currency revenue in Japan, and the risk that the Company will not be able to favorably implement forward contracts and other hedging strategies to manage foreign currency risk.

          (e) Adverse business or political conditions, continued competitive pressure, the maturity of the direct sales channel in certain of the Company's markets, adverse publicity, or changes in laws and regulations (including any increased government regulation of direct selling activities and products in existing and future markets such as the People's Republic of China's restrictions on direct selling or changes in U.S. or foreign tax regulations), unanticipated increases in expenses, the Company's reliance on outside manufacturers, and general business risks that could adversely affect the Company's ability to sell products and expand or maintain its existing distributor force or otherwise adversely affect its operating results.

          (f) Risks associated with the Company's new business opportunities, new product offerings and new markets, including: any legal or regulatory restrictions, particularly those applicable to nutritional products and the products and services offered by Big Planet, that might delay or prevent the Company from introducing such opportunities and products into all of its markets or limit the ability of the Company to effectively market such products, the risk that such opportunities and products will not gain market acceptance or meet the Company's expectations as a result of increased competition, any lack of market acceptance by consumers or the Company's distributors, and the risk that sales from such new business opportunities and product offerings could reduce sales of existing products and not generate significant incremental revenue growth.

Nu Skin Enterprises, Inc.
Consolidated Balance Sheets
(U.S. dollars in thousands, except share amounts)


                                                                                        December 31,
                                                                                ----------------------------
                                                                                   1998              1999
                                                                                ----------        ----------
ASSETS
Current assets
    Cash and cash equivalents                                                   $  188,827        $  110,162
    Accounts receivable                                                             13,777            18,160
    Related parties receivable                                                      22,255            16,424
    Inventories, net                                                                79,463            85,751
    Prepaid expenses and other                                                      50,475            52,388
                                                                                ----------        ----------
                                                                                   354,797           282,885

Property and equipment, net                                                         42,218            57,948
Other assets, net                                                                  209,418           302,382
                                                                                ----------        ----------
     Total assets                                                               $  606,433        $  643,215
                                                                                ==========        ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable                                                           $   17,903         $  22,685
     Accrued expenses                                                              132,723           114,691
     Related parties payable                                                        25,029            15,059
     Current portion of long-term debt                                              14,545            55,889
                                                                                ----------        ----------
                                                                                   190,200           208,324

Long-term debt, less current portion                                               138,734            89,419
Other liabilities                                                                   22,857            36,093
                                                                                ----------        ----------
      Total liabilities                                                            351,791           333,836
                                                                                ----------        ----------


Commitments and contingencies (Notes 12 and 19)

Stockholders' equity
     Preferred stock - 25,000,000 shares authorized, $.001 par value, no shares
          issued and outstanding                                                        --                --
     Class A common stock - 500,000,000 shares authorized, $.001 par value,
          33,709,251 and 32,002,158 shares issued and outstanding                       34                32
     Class B common stock - 100,000,000 shares authorized, $.001 par value,
          54,606,905 shares issued and outstanding                                      55                55
     Additional paid-in capital                                                    146,781           119,652
     Accumulated other comprehensive income                                        (43,604)          (48,220)
     Retained earnings                                                             158,064           244,758
     Deferred compensation                                                          (6,688)           (6,898)
                                                                                ----------        ----------
                                                                                   254,642           309,379
                                                                                ----------        ----------
          Total liabilities and stockholders' equity                            $  606,433        $  643,215
                                                                                ==========        ==========


The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Enterprises, Inc.
Consolidated Statements of Income
(U.S. dollars in thousands, except per share amounts)

                                                                     Year Ended December 31,
                                                           --------------------------------------------
                                                              1997             1998             1999
                                                           ----------       ----------       ----------
Revenue                                                    $  953,422       $  913,494       $  894,249
Cost of sales                                                 191,218          188,457          151,681
Cost of sales-amortization of inventory step-up (Note 3)           --           21,600               --
                                                           ----------       ----------       ----------
Gross profit                                                  762,204          703,437          742,568
                                                           ----------       ----------       ----------
Operating expenses:
     Distributor incentives                                   362,195          331,448          346,951
     Selling, general and administrative                      201,880          202,150          265,770
     Distributor stock expense                                 17,909               --               --
     In-process research and development (Note 4)                  --           13,600               --
                                                           ----------       ----------       ----------
Total operating expenses                                      581,984          547,198          612,721
                                                           ----------       ----------       ----------

Operating income                                              180,220          156,239          129,847
Other income(expense), net                                      8,973           13,599           (1,411)
                                                           ----------       ----------       ----------

Income before provision for income taxes
     and minority interest                                    189,193          169,838          128,436
Provision for income taxes (Note 14)                           55,707           62,840           41,742
Minority interest                                              14,993            3,081               --
                                                           ----------       ----------       ----------

Net income                                                 $  118,493       $  103,917       $   86,694
                                                           ==========       ==========       ==========

Net income per share (Note 2):
     Basic                                                 $     1.42       $     1.22       $     1.00
     Diluted                                               $     1.36       $     1.19       $     0.99
Weighted average common shares outstanding (000s):
     Basic                                                     83,331           84,894           87,081
     Diluted                                                   87,312           87,018           87,893

Unaudited pro forma data (Note 14):
     Income before pro forma provision for
          income taxes and minority interest               $  189,193       $  169,838
     Pro forma provision for income taxes                      71,856           65,998
     Pro forma minority interest                                9,299            1,947
                                                           ----------       ----------
     Pro forma net income                                  $  108,038       $  101,893
                                                           ==========       ==========

Pro forma net income per share:
     Basic                                                 $     1.30       $     1.20
     Diluted                                               $     1.24       $     1.17



The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Enterprises, Inc.
Consolidated Statements of Stockholders' Equity
(U.S. dollars in thousands, except share amounts)




                                                                                    Accumulated
                                                      Class A   Class B  Additional      Other                             Total
                                           Preferred   Common    Common   Paid-In  Comprehensive  Retained   Deferred  Stockholders'
                                             Stock     Stock     Stock    Capital       Income    Earnings Compensation    Equity
                                             ------   -------   -------   ---------   ---------   --------   ---------   ----------
Balance at January 1, 1997                   $    2   $    12   $    72   $ 148,970   $ (6,054)   $  1,973   $ (31,480)   $ 113,495

Net income                                       --        --        --          --         --     118,493          --      118,493
Foreign currency translation adjustments         --        --        --          --    (22,524)         --          --      (22,524)
                                                                                                                          ---------
Total comprehensive income                                                                                                   95,969
Conversion of shares from Class B to
     Class A                                     --         2        (2)         --         --          --          --           --
Repurchase of 1,416,000 shares of Class
     A common stock (Note 13)                    --        (2)       --     (20,260)         --         --           --     (20,262)
Adjustment to distributor stock options
     (Note 13)                                   --        --        --      (2,546)         --         --        (690)      (3,236)
Forfeitures of employee stock awards             --        --        --      (1,181)         --         --       1,181           --
Amortization of deferred compensation            --        --        --          --          --         --      23,247       23,247
Contributed capital                              --        --        --       7,383          --         --          --        7,383
Dividends                                        --        --        --     (19,026)         --    (46,054)         --      (65,080)
Issuance of employee stock awards and
     options                                     --        --        --       1,713          --         --      (1,713)          --
Issuance of notes payable to stockholders        --        --        --          --          --    (56,624)         --      (56,624)
                                             ------   -------   -------   ---------   ---------   --------   ---------   ----------
Balance at December 31, 1997                      2        12        70     115,053     (28,578)    17,788      (9,455)      94,892

Net income                                       --        --        --          --          --    103,917          --      103,917
Foreign currency translation adjustments         --        --        --          --     (15,026)        --          --      (15,026)
                                                                                                                         ----------
Total comprehensive income                                                                                                   88,891
Repurchase of 917,000 shares of Class A
     common stock (Note 13)                      --        --        --     (10,549)         --         --          --      (10,549)
Amortization of deferred compensation            --        --        --          --          --         --       3,626        3,626
Issuance of notes payable to stockholders        --        --        --          --          --    (24,413)         --      (24,413)
Purchase of Acquired Entities and
     termination of S corporation status          1        --        --     (22,144)         --     60,772          --       38,629
Purchase of Pharmanex (Note 4)                   --         4        --      78,710          --         --        (859)      77,855
Exercise of distributor and employee
     stock options                               --        --        --       1,961          --         --          --        1,961
Conversion of preferred stock (Note 3)           (3)        3        --          --          --         --          --           --
Conversion of shares from Class B to
     Class A                                     --        15       (15)         --          --         --          --           --
Contingent payments to stockholders
     Note (7)                                    --        --        --     (16,250)         --         --          --      (16,250)
                                             ------   -------   -------   ---------   ---------   --------   ---------   ----------
Balance at December 31, 1998                     --        34        55     146,781     (43,604)   158,064      (6,688)     254,642


Net income                                       --        --        --          --          --     86,694          --       86,694
Foreign currency translation adjustments         --        --        --          --      (4,616)        --          --       (4,616)
                                                                                                                         ----------
Total comprehensive income                                                                                                   82,078
Repurchase of 1,985,000 shares of Class
     A common stock(Note 13)                     --        (2)       --     (26,860)         --         --          --      (26,862)
Amortization of deferred compensation            --        --        --          --          --         --       3,692        3,692
Termination of Nu Skin USA license fee
     Note (5)                                    --        --        --      (6,444)         --         --        (650)      (7,094)
Issuance of employee stock awards and
     options                                     --        --        --       3,252          --         --      (3,252)          --
Exercise of distributor and employee
     stock options                               --        --        --       2,923          --         --          --        2,923
                                             ------   -------   -------   ---------   ---------   --------   ---------   ----------
Balance at December 31, 1999                 $   --   $    32   $    55   $ 119,652   $ (48,220)  $244,758   $  (6,898)  $  309,379
                                             ======   =======   =======   =========   =========   ========   =========   ==========


The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Enterprises, Inc.
Consolidated Statements of Cash Flows
(U.S. dollars in thousands)



                                                                                     Year Ended December 31,
                                                                           -----------------------------------------
                                                                              1997           1998            1999
                                                                           ----------     ----------     -----------
Cash flows from operating activities:
     Net income                                                            $  118,493     $  103,917     $    86,694
          Adjustments to reconcile net income to net cash provided by operating activities:
              Depreciation and amortization                                     8,809         15,768          29,515
              Amortization of deferred compensation                            23,247          3,626           3,692
              Amortization of inventory step-up                                    --         21,600              --
              Write-off of in-process research and development                     --         13,600              --
              Income applicable to minority interest                           14,993          3,081              --
              Changes in operating assets and liabilities:
                 Accounts receivable                                             (614)          (900)         (3,776)
                 Related parties receivable                                    (2,726)         1,215          (4,441)
                 Inventories, net                                             (10,206)        (3,556)         (2,133)
                 Prepaid expenses and other                                   (24,641)        (7,248)          1,033
                 Other assets                                                 (23,161)        (4,100)        (57,169)
                 Accounts payable                                               3,336         (8,767)          4,068
                 Accrued expenses and other liabilities                        31,058         (8,973)        (40,868)
                 Related parties payable                                      (29,986)       (10,703)            448
                 Other liabilities                                                 --             --          13,236
                                                                            ---------     ----------      ----------
     Net cash provided by operating activities                                108,602        118,560          30,299
                                                                            ---------     ----------      ----------

Cash flows from investing activities:
     Purchase of property and equipment                                       (14,389)       (18,320)        (29,719)
     Purchase of Big Planet, net of cash acquired (Note 6)                         --             --         (13,571)
     Purchase of Pharmanex, net of cash acquired (Note 4)                          --        (28,750)             --
     Payments for lease deposits                                               (3,457)          (633)         (2,206)
     Receipt of refundable lease deposits                                         120          1,650           1,508
                                                                            ---------     ----------      ----------

   Net cash used in investing activities                                      (17,726)       (46,053)        (43,988)
                                                                            ---------     ----------      ----------

Cash flows from financing activities:
     Payments on long-term debt                                                    --        (41,634)        (14,545)
     Termination of Nu Skin USA license fee (Note 5)                               --             --         (10,000)
     Payment to stockholders under the NSI Acquisition                             --             --         (25,000)
     Proceeds from capital contributions                                       11,358             --              --
     Proceeds from long-term debt                                                  --        181,538              --
     Dividends paid                                                           (30,468)            --              --
     Repurchase of shares of common stock                                     (20,262)       (10,549)        (26,862)
     Exercise of distributor and employee stock options                            --          1,961           2,923
     Payment to stockholders for notes payable (Note 7)                       (71,487)      (180,000)             --
                                                                            ---------     ----------      ----------

  Net cash used in financing activities                                      (110,859)       (48,684)        (73,484)
                                                                            ---------     ----------      ----------

Effect of exchange rate changes on cash                                       (20,540)        (9,296)          8,508
                                                                            ---------     ----------      ----------

   Net increase(decrease)in cash and cash equivalents                         (40,523)        14,527         (78,665)

Cash and cash equivalents, beginning of period                                214,823        174,300         188,827
                                                                            ---------     ----------      ----------

Cash and cash equivalents, end of period                                    $ 174,300     $  188,827      $  110,162
                                                                            =========     ==========      ==========

The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


1.   THE COMPANY

     Nu Skin  Enterprises,  Inc.  (the  "Company")  is a leading,  global direct selling company that develops and distributes premium-quality, innovative personal care and nutritional products and technology, Internet and telecommunications products and services. The Company's operations are divided into three segments: North Asia, which consists of Japan and South Korea; Southeast Asia, which consists of Taiwan, Thailand, Hong Kong (including Macau), the People's Republic of China, the Philippines, Australia, and New Zealand; and Other Markets, which consists of the United Kingdom, Austria, Belgium, Denmark, France, Germany, Iceland, Italy, Ireland, Luxemburg, Norway, Poland, Portugal, Spain, Sweden, the Netherlands, Brazil, Canada, Mexico, Guatemala and the United States (the Company's subsidiaries operating in these countries are collectively referred to as the "Subsidiaries").

     As discussed in Note 3, the Company completed the NSI Acquisition on March 26, 1998. Prior to the NSI Acquisition, each of the acquired entities elected to be treated as an S corporation.

     As discussed in Note 4, the Company completed the Pharmanex Acquisition on October 16, 1998, which enhanced the Company's involvement with the distribution and sale of nutritional products.

     As discussed in Note 5, on March 8, 1999, Nu Skin International, Inc. ("NSI") a subsidiary of the Company, terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA, Inc. ("Nu Skin USA"). Also, in March 1999, through a newly formed wholly-owned subsidiary, the Company acquired selected assets of Nu Skin USA. In May 1999, the Company acquired Nu Skin Canada, Inc., Nu Skin Mexico, Inc. and Nu Skin Guatemala, Inc. (collectively, the "North American Affiliates").

     As discussed in Note 6, the Company completed the Big Planet Acquisition on July 13, 1999, which enabled the Company to provide marketing and distribution of technology, Internet and telecommunications products and services.


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

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements

INVENTORIES

     Inventories consist primarily of merchandise purchased for resale and are stated at the lower of cost, using the first-in, first-out method, or market. The Company had reserves for obsolete inventory totaling $13,500,000, $13,600,000 and $7,200,000 as of December 31, 1997, 1998 and 1999, respectively.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

     Furniture and fixtures       5-- 7 years
     Computers and equipment      3-- 5 years
     Leasehold improvements       Shorter of estimated useful life or lease term
     Vehicles                     3-- 5 years

     Expenditures for maintenance and repairs are charged to expense as incurred.

OTHER ASSETS

    Other assets consist primarily of deferred tax assets, deposits for noncancelable operating leases, distribution rights, goodwill and long-term intangibles acquired in the NSI Acquisition (Note 3), the Pharmanex Acquisition (Note 4) and the Big Planet Acquisition (Note 6). These intangibles are amortized on the straight-line basis over the estimated useful lives of the assets. The Company assesses the recoverability of long-lived assets by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows attributable to the assets.

REVENUE RECOGNITION

     Revenue is recognized when products are shipped and title passes to independent distributors who are the Company's customers. A reserve for product returns is accrued based on historical experience. The Company generally requires cash or credit card payment at the point of sale. The Company has determined that no allowance for doubtful accounts is necessary. Amounts received prior to shipment and title passage to distributors are recorded as deferred revenue.

RESEARCH AND DEVELOPMENT

      The Company's research and development activities are conducted primarily through its Pharmanex division. Research and development costs are expensed as incurred.

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

NET INCOME PER SHARE

     The Company  computes  earnings  per share  under  Statement  of  Financial
Accounting Standards No. 128 ("SFAS 128"), EARNINGS PER SHARE. SFAS 128 specifies the computation, presentation and disclosure requirements for earnings per share data. SFAS 128 also requires the presentation of both basic and diluted earnings per share data

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


for entities with complex capital structures. Diluted earnings per share data gives effect to all dilutive potential common shares that were outstanding during the periods presented.

FOREIGN CURRENCY TRANSLATION

    Most of the Company's business operations occur outside of the United States. Each Subsidiary's local currency is considered the functional currency. Since a substantial portion of the Company's inventories are purchased with U.S. dollars in the United States and since the Company is incorporated in the United States, all assets and liabilities are translated into U.S. dollars at exchange rates existing at the balance sheet dates, revenues and expenses are translated at weighted average exchange rates, and stockholders' equity is recorded at historical exchange rates. The resulting foreign currency translation adjustments are recorded as a separate component of stockholders' equity in the consolidated balance sheets, and transaction gains and losses are included in other income and expense in the consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of financial instruments including cash and cash equivalents, accounts receivable, related parties receivable, accounts payable, related parties payable and notes payable approximate book values. The carrying amount of long-term debt approximates fair value because the applicable interest rates approximate current market rates. Fair value estimates are made at a specific point of time, based on relevant market information.

STOCK-BASED COMPENSATION

    The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and provides pro forma disclosures of net income and net income per share as if the fair value based method prescribed by Statement of Financial
Accounting Standards No. 123 ("SFAS 123"), ACCOUNTING FOR STOCK-BASED COMPENSATION, had been applied in measuring compensation expense (Note 13).

REPORTING COMPREHENSIVE INCOME

     During the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), REPORTING COMPREHENSIVE INCOME. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, and it includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. The statement defines which costs of computer software developed or obtained for internal use are capital and which costs are expensed. The Company adopted SOP 98-1 effective January 1998. The adoption of SOP 98-1 did not materially affect the Company's consolidated financial statements.

REPORTING ON THE COSTS OF START-UP ACTIVITIES

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), REPORTING ON THE COSTS OF START-UP ACTIVITIES. The statement requires costs of start-up activities and organization costs to be expensed as incurred. The Company has adopted SOP 98-5 for calendar year 1999. The adoption of SOP 98-5 did not materially affect the Company's consolidated financial statements.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intended use of the derivative and its resulting designation. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company will adopt SFAS 133 by January 1, 2001. The Company is currently evaluating the impact the adoption of SFAS 133 will have on its consolidated financial statements.

3.   ACQUISITION OF NSI AND CERTAIN AFFILIATES

     On March 26, 1998, the Company completed the acquisition (the "NSI Acquisition") of the capital stock of NSI, NSI affiliates in Europe, South America, Australia and New Zealand and certain other NSI affiliates (the "Acquired Entities") for $70.0 million in preferred stock and long-term notes payable to the stockholders of the Acquired Entities (the "NSI Stockholders") totaling approximately $6.2 million. In addition, contingent upon NSI and the Company meeting specific earnings growth targets, the Company agreed to pay up to $100.0 million in cash during the subsequent four year period to the NSI Stockholders. Also, as part of the NSI Acquisition, the Acquired Entities' S corporation status was terminated, and the Acquired Entities declared distributions to the stockholders that included all of the Acquired Entities' previously earned and undistributed taxable S corporation earnings (the "S Distribution Notes"). The S Distribution Notes assumed as part of the NSI Acquisition totaled approximately $171.3 million and, in addition, the Company incurred acquisition costs totaling $3.0 million. The net assets acquired totaling $90.4 million include net deferred tax liabilities totaling $7.4 million recorded upon the conversion of the Acquired Entities from S to C corporations. All contingent consideration paid will be accounted for as an adjustment to the purchase price and allocated to the Acquired Entities' assets and liabilities.

     The NSI Acquisition was accounted for by the purchase method of accounting, except for that portion of the Acquired Entities under common control of a group of stockholders, which portion was accounted for in a manner similar to a pooling of interests. The common control group is comprised of the NSI Stockholders who are immediate family members. The minority interest, which represents the ownership interests of the NSI Stockholders who are not immediate family members, was acquired during the NSI Acquisition. Prior to the NSI Acquisition, a portion of the Acquired Entities' net income, capital contributions and distributions (including cash dividends and S Distribution Notes) had been allocated to the minority interest.

     For the portion of the NSI Acquisition accounted for by the purchase method, the Company recorded inventory step-up of $21.6 million and intangible assets of $34.8 million. During 1998, the inventory step-up was fully amortized and the Company recorded amortization of intangible assets totaling $1.6 million and $2.6 million during 1998 and 1999, respectively.

     For the portion of the NSI Acquisition accounted for in a manner similar to a pooling of interests, the excess of purchase price paid over the book value of the net assets acquired was recorded as a reduction of stockholders' equity.

     In connection with the restatement of the Company's consolidated financial statements for 1997, the portion of the NSI Acquisition and the resulting Preferred Stock issued to the common control group is reflected as if such stock had been issued on the date of the Company's incorporation on September 4, 1996. On May 5, 1998, the stockholders of the Company approved the automatic conversion of the Preferred Stock issued in the NSI Acquisition into 2,978,159 shares of Class A common stock.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


4.   ACQUISITION OF PHARMANEX, INC.

     On October 16, 1998, the Company completed the acquisition of privately-held Generation Health Holdings, Inc., the parent company of Pharmanex, Inc. (the "Pharmanex Acquisition"), for $77.6 million, which consisted of approximately 4.0 million shares of the Company's Class A common stock, including 261,008 shares issuable upon exercise of options assumed by the Company (Note 13). Contingent upon Pharmanex meeting specific revenue and other requirements, approximately 565,000 of the 4.0 million shares were held in escrow to be returned to the Company if such requirements were not met within one year from the date of the Pharmanex Acquisition. Approximately 130,959 shares were returned to the Company following the first year anniversary. The Company entered into a mutual release of claims and modifications agreement which was accepted by former stockholders of Generation Health Holdings, Inc. holding approximately 88% of the consideration received pursuant to which the Company agreed to release 134,038 shares from escrow and agreed to extend the period in which Pharmanex could meet specific revenue requirements. The contingent shares issued, if any, will be accounted for as an adjustment to the purchase price and allocated to the acquired assets and liabilities. Also, as part of the Pharmanex Acquisition, the Company assumed approximately $34.0 million in liabilities and incurred acquisition costs totaling $1.3 million. The net assets acquired totaling $3.6 million include net deferred tax assets totaling $0.8 million. In connection with the closing of the Pharmanex Acquisition, the Company paid approximately $29.0 million relating to the assumed liabilities.

     The Pharmanex Acquisition was accounted for by the purchase method of accounting. The Company recorded inventory step-up of $3.7 million and intangible assets of $92.4 million. In addition, the Company allocated $13.6 million to purchase in-process research and development based on a discounted cash-flow method reflecting the stage of completion of the related projects. During 1998, the in-process research and development amount was fully written off and the Company recorded amortization of intangible assets totaling $1.3 million and $6.9 million during 1998 and 1999, respectively. The Company recorded amortization of inventory step up of $0.4 million and $3.3 million during 1998 and 1999, respectively.

     Pro forma results as if the Pharmanex Acquisition had occurred at January 1, 1998 have not been presented because the results are not considered material.

5.   ACQUISITION OF CERTAIN ASSETS OF NU SKIN USA, INC.

     On March 8, 1999, NSI terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA, Inc. ("Nu Skin USA") and paid Nu Skin USA a $10.0 million termination fee. Also, on that same date, through a newly formed wholly-owned subsidiary, the Company acquired selected assets of Nu Skin USA and assumed approximately $8.0 million of Nu Skin USA liabilities.

     The acquisition of the selected assets and assumption of liabilities and the termination of these agreements has been recorded for the consideration paid, except for the portion of Nu Skin USA which is under common control of a group of stockholders, which portion has been recorded at predecessor basis.

6.   ACQUISITION OF BIG PLANET, INC.

     On July 13, 1999, the Company completed the acquisition of Big Planet, Inc. ("Big Planet") for $29.2 million, which consisted of a cash payment of $14.6 million and a note payable of $14.6 million (the "Big Planet Acquisition"). In addition, the Company loaned approximately $4.5 million in connection with the closing to redeem the option holders and certain management stockholders of Big Planet.

     The Big Planet Acquisition was accounted for by the purchase method of accounting. The Company recorded intangible assets of $47.0 million which will be amortized over a period of 20 years. During 1999, the Company recorded amortization on the intangible assets relating to the Big Planet Acquisition of $1.1 million. Big Planet incurred operating losses of approximately $22.0 million in 1998 and approximately $22.8 million from the period January 1, 1999 through July 12, 1999.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements

     Big Planet has agreed to purchase technology, Internet and telecommunications products, services and equipment from several suppliers. If Big Planet does not satisfy the terms of its commitments under these agreements, the total aggregate termination penalty could be approximately $24.7 million. The largest of these purchase commitments is for long distance telecommunications services. At the current level of long distance service provided to Big Planet customers and assuming reasonable growth, management believes that Big Planet will be able to satisfy the majority of this purchase commitment. Big Planet is currently renegotiating the terms of this agreement.

7.   RELATED PARTY TRANSACTIONS

SCOPE OF RELATED PARTY ACTIVITY

     Prior to the acquisition of certain assets of Nu Skin USA (see Note 5) and the acquisition of the North American Affiliates in 1999, the Company had transactions with these affiliated entities. The transactions with these entities were as follows: (1) The Company sold products and marketing materials.
(2) The Company collected trademark royalty fees from these entities on products bearing NSI trademarks that are not purchased from NSI. (3) The Company entered into a distribution agreement with each independent distributor. (4) The Company collected license fees from these entities for the right to use the distributors, and for the right to use the Company's distribution system and other related intangibles. (5) The Company operates a global commission plan whereby distributors' commissions are determined by aggregate worldwide purchases made by down-line distributors. Thus, commissions on purchases from the Company earned by distributors located in geographic areas outside those held by the Company were remitted to the Company, which then forwarded these commissions to the distributors. (6) The Company collected fees for management and support services provided to these entities.

     The purchase prices paid by the affiliated entities for the purchase of product and marketing materials are determined pursuant to the Distribution Agreement between the Company and the affiliated entities. The selling prices to these affiliated entities of products and marketing materials were determined pursuant to the Wholesale Distribution Agreements between the Company and these affiliated entities. Trademark royalty fees and license fees were charged pursuant to the Trademark/Trade name License Agreement between the Company and these affiliated entities and the Licensing and Sales Agreement between the Company and these affiliated entities, respectively. The independent distributor commission program is managed by the Company. Charges to the affiliated entities were based on a worldwide commission fee of 42% of product revenue, which covers commissions paid to distributors on a worldwide basis and the direct costs of administering the global compensation plan. Management and support services fees were billed to the affiliated entities pursuant to the Management Services Agreement between the Company and the affiliated entities and consisted of all direct expenses incurred by the Company and indirect expenses allocated to the affiliated entities based on the entities' net sales. The sales revenue, royalties, licenses and management fees charged to the affiliated entities were recorded as revenue in the consolidated statements of income and totaled $53,135,000, $72,691,000 and $13,610,000 for the years ended December 31, 1997,
1998 and 1999, respectively.

NOTES PAYABLE TO STOCKHOLDERS

     The aggregate undistributed taxable S corporation earnings of the initial companies that were reorganized to form the Company (the "Reorganization") were $86.5 million. These earnings were distributed prior to the Reorganization in the form of promissory notes bearing interest at 6.0% per annum. From proceeds from the initial public offerings (the "Offerings"), $15.0 million was used to pay a portion of the notes, and the remaining balance of $71.5 million with the related accrued interest of $1.6 million was paid on April 4, 1997.

     In connection with the NSI Acquisition described in Notes 1 and 3, the Company assumed S Distribution Notes totaling $171.3 million and long-term notes payable to the NSI Stockholders totaling $6.2 million, both bearing interest at 6.0% per annum. These amounts were paid in full, including accrued interest of $3.3 million, during the

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


second quarter of 1998. Prior to the NSI Acquisition, the Acquired Entities paid $2.5 million of the S Distribution Notes, plus accrued interest of $1.8 million in 1998.

CERTAIN RELATIONSHIPS WITH STOCKHOLDER DISTRIBUTORS

     Two major stockholders of the Company have been independent distributors for the Company since 1984. These stockholders are partners in an entity which receives substantial commissions from the Company, including commissions relating to sales within the countries in which the Company operates. By agreement, the Company pays commissions to this partnership at the highest level of distributor compensation to allow the stockholders to use their expertise and reputations in network marketing to further develop the Company's distributor force, rather than focusing solely on their own distributor organizations. The commissions paid to this partnership relating to sales within the countries in which the Company operates were $1,100,000, $800,000 and $2,048,000 for the years ended December 31, 1997, 1998 and 1999, respectively. The increase in the 1999 commissions paid to this partnership reflects the amounts paid relating to sales in 1999 within the North American countries and Big Planet, which were not included in the amounts in 1997 and 1998.

LOAN TO STOCKHOLDER

     In December 1997, the Company loaned $5.0 million to a non-management stockholder. The loan is secured by 349,406 shares of Class B common stock, and matures in December 2000. Interest accrues at a rate of 6.0% per annum on this loan. The loan balance, including accrued interest, totaled $5.3 million and $5.6 million at December 31, 1998 and 1999, respectively.

CONTINGENT PAYMENTS TO STOCKHOLDERS UNDER THE NSI ACQUISITION

     The Company and NSI met specific earnings growth targets for the year ended December 31, 1998 that resulted in a payment of $25.0 million of contingent consideration to the NSI Stockholders on April 1, 1999. The Company and NSI did not meet specific earnings growth targets for the year ended December 31, 1999. However, contingent upon NSI and the Company meeting specific earnings growth targets, the Company may pay up to $75.0 million in cash over the next two years to the NSI Stockholders.

LEASE AGREEMENTS

     The Company leases corporate office and warehouse space from two affiliated entities. Total lease payments to these two affiliated entities were $2.8 million, $3.0 million and $2.8 million for the years ended December 31, 1997, 1998 and 1999 respectively.

8.   PROPERTY AND EQUIPMENT

     Property and equipment are comprised of the following (U.S. dollars in thousands):

                                                          December 31,
                                                  ----------------------------
                                                     1998              1999
                                                  -----------       ----------
          Furniture and fixtures                 $   30,997        $  33,598
          Computers and equipment                    44,267           64,588
          Leasehold improvements                     13,874           25,057
          Vehicles                                    1,153            1,414
                                                 -----------       ----------
                                                     90,291          124,657
          Less: accumulated depreciation            (48,073)         (66,709)
                                                 -----------       ----------
                                                 $   42,218        $  57,948
                                                 ===========       ==========


    Depreciation of property and equipment totaled $8,060,000, $11,543,000 and $14,148,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


9.   OTHER ASSETS

     Other assets consist of the following (U.S. dollars in thousands):


                                                         December 31,
                                                 ----------------------------
                                                     1998             1999
                                                 -----------       ----------
  Goodwill and intangibles                       $  147,246        $ 198,450
  Deposits for noncancelable operating leases        10,282           10,179
  Distribution rights                                 8,750            8,687
  Deferred taxes                                     42,747           86,341
  Other                                               6,023           15,749
                                                 -----------       ----------
                                                    215,048          319,406
  Less: accumulated amortization                     (5,630)         (17,024)
                                                 -----------       ----------
                                                 $  209,418        $ 302,382
                                                 ===========       ==========

    The goodwill and intangible assets are being amortized on a straight-line basis over their estimated useful lives ranging from 4 to 20 years. Amortization of goodwill and intangible assets totaled $311,000, $3,248,000 and $14,929,000 for the years ended December 31, 1997, 1998 and 1999, respectively. The distribution rights asset is being amortized on a straight-line basis over its estimated useful life of 20 years. Amortization of the distribution rights asset totaled $438,000 for each of the years ended December 31, 1997, 1998 and 1999.

10.  ACCRUED EXPENSES

     Accrued expenses consist of the following (U.S. dollars in thousands):


                                                        December 31,
                                                 ----------------------------
                                                     1998             1999
                                                 -----------       ----------
   Income taxes payable                          $   40,726        $  18,121
   Accrued commission payments to distributors       36,431           39,857
   Other taxes payable                               11,646            9,385
   Other accruals                                    43,920           47,328
                                                 -----------       ----------
                                                 $  132,723        $ 114,691
                                                 ===========       ==========

11.  LONG-TERM DEBT

     On May 8, 1998, the Company and its Japanese subsidiary Nu Skin Japan Co., Ltd. ("Nu Skin Japan") entered into a $180.0 million credit facility with a syndicate of financial institutions for which ABN-AMRO, N.V. acted as agent. This unsecured credit facility was used to satisfy Company liabilities which were assumed as part of the NSI Acquisition. The Company borrowed $110.0 million and Nu Skin Japan borrowed the Japanese yen equivalent of $70.0 million denominated in local currency. The outstanding balance on the credit facility was $153.3 million and $145.3 million at December 31, 1998 and 1999, respectively.

     The U.S. portion of the credit facility bears interest at either a base rate as specified in the credit facility or the London Inter-Bank Offer Rate plus an applicable margin, in the Company's discretion. The Japanese portion of the

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


credit facility bears interest at the applicable Tokyo Inter-Bank Offer Rate plus an applicable margin, in the borrower's discretion. The maturity date for the credit facility is three years from the borrowing date, with a possible extension of the maturity date upon approval of the then outstanding lenders. Interest expense on the credit facility totaled $4.7 million and $5.7 million for the years ended December 31, 1998 and 1999, respectively.

     The credit facility contains other terms and conditions and affirmative and negative financial covenants customary for credit facilities of this type. As of December 31, 1998 and 1999, the Company has continued to comply with all financial covenants under the credit facility except for a covenant requiring the Company to maintain a fixed charge coverage ratio of 3.0 times. The Company obtained a waiver of this default for the quarter ended December 31, 1999.

     During 1999, the Company renewed a $10.0 million revolving credit agreement with ABN-AMRO, N.V. Advances are available under the agreement through May 18, 2000, with a possible extension upon approval of the lender. There were no outstanding balances under this credit facility at December 31, 1999.

     Maturities of long-term debt at December 31, 1999 are as follows (U.S. dollars in thousands):

                          Year Ending December 31,
                          ------------------------
                          2000                          $    55,889
                          2001                               89,419
                                                        -----------
                          Total                         $   145,308
                                                        ===========

12.  LEASE OBLIGATIONS

     The Company leases office space and computer hardware under noncancelable long-term operating leases. Most leases include renewal options of up to three years. Minimum future operating lease obligations at December 31, 1999 are as follows (U.S. dollars in thousands):

                          Year Ending December 31,
                          ------------------------
                          2000                          $     8,488
                          2001                                8,016
                          2002                                5,943
                          2003                                3,755
                          2004                                3,324
                                                        -----------
                          Total minimum lease payments  $    29,526
                                                        ===========

     Rental expense for operating leases totaled $15,518,000, $15,969,000 and $18,354,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

13.  STOCKHOLDERS' EQUITY

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

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


rights; however, each share of Class B common stock is convertible into one share of Class A common stock, in whole or in part, at any time at the option of the holder.

EQUITY INCENTIVE PLANS

     Effective November 21, 1996, the Company implemented a one-time distributor equity incentive program. This program provided for grants of options to selected distributors for the purchase of 1,605,000 shares of the Company's previously issued Class A common stock. The number of options each distributor ultimately received was based on their performance and productivity through August 31, 1997. The options are exercisable at a price of $5.75 per share and vested on December 31, 1997. The related compensation expense was deferred in the Company's financial statements and was expensed to the statement of income as distributor stock expense ratably through December 31, 1997. As of December 31, 1999, 636,818 of the 1,605,000 stock options had been exercised.

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

     As part of this program, 600,000 options were sold to affiliated entities at fair value in exchange for notes receivable totaling $12,351,000. As the number of distributor stock options to be issued to each distributor was revised through August 31, 1997, the options allocated to the affiliated entities were adjusted to 480,000 and the notes receivable were adjusted to $9,115,000. The affiliated entities are repaying these notes as distributors exercise their options. The notes receivable balance totaled $6,251,000 and $6,122,000 as of December 31, 1998 and 1999, respectively.

     Prior to the Offerings, the Company's stockholders contributed 1,250,000 shares of the Company's Class A common stock to the Company and the Subsidiaries held by them for issuance to employees of the Company and the Subsidiaries as a part of an employee equity incentive plan. Equity incentives granted or awarded under this plan will vest over four years. Compensation expense related to equity incentives granted to employees of the Company and other Nu Skin entities who perform services on behalf of the Company will be recognized by the Company ratably over the vesting period.

     In November 1996, the Company and the Subsidiaries granted 617,335 shares to certain employees. The Company recorded deferred compensation expense related to these stock awards and is recognizing such expense ratably over the vesting period. The deferred compensation relating to these stock awards totaled $5,137,000 as of December 31, 1999. Additionally, as of December 31, 1999, 418,732 stock awards had vested and 66,049 of the stock awards had been forfeited.

1996 STOCK INCENTIVE PLAN

     During the year ended December 31, 1996, the Company's Board of Directors adopted the Nu Skin Enterprises, Inc. 1996 Stock Incentive Plan (the "1996 Stock Incentive Plan"). The 1996 Stock Incentive Plan provides for granting of stock awards and options to purchase common stock to executives, other employees, independent consultants and directors of the Company and its Subsidiaries. A total of 7,500,000 shares of Class A common stock have been reserved for issuance under the 1996 Stock Incentive Plan.

     In 1996, the Company granted stock awards to certain employees for an aggregate of 109,000 shares of Class A common stock and in 1997 the Company granted additional stock awards to certain employees and directors in the amount of 55,459 shares of Class A common stock. The Company has recorded deferred compensation expense of

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


$3,780,000 related to these stock awards and is recognizing such expense ratably over the vesting period. As of December 31, 1999, 110,057 of the stock awards had vested and 43,179 of the stock awards had been forfeited.

     In 1997, the Company granted options to purchase 298,500 shares of Class A common stock to certain employees and directors pursuant to the 1996 Stock Incentive Plan. Of the 298,500 options granted, 30,000 options vested in May 1997 and 265,500 options vest ratably over a period of four years. All options granted in 1997 will expire ten years from the date of grant. The exercise price of the options was set at $20.88 per share. The Company has recorded deferred compensation expense of $578,000 related to the options and is recognizing such expense ratably over the vesting periods. As of December 31, 1999, none of these 298,500 stock options had been exercised.

     During 1998, the Company granted options to purchase 507,500 shares of Class A common stock to certain employees and directors of the Company pursuant to the 1996 Stock Incentive Plan. Of the 507,500 options granted, 500,000 options vest ratably over a period of four years and expire ten years from the date of grant and 7,500 vest in one year from the date of grant and expire in ten years or six months after termination from service as a director. The exercise price of the 500,000 options was set at $13.91 per share and the exercise price of the 7,500 options was set at $28.50 per share. No compensation expense has been recorded related to these options. As of December 31, 1999, none of these 507,500 stock options had been exercised.

     Additionally in 1998, the Company granted options to purchase 1,080,000 shares of Class A common stock to certain employees pursuant to the 1996 Stock Incentive Plan. All of the 1,080,000 options vest seven years from the date of grant and expire ten years from the date of grant. Subject to the Company meeting certain revenue and profitability benchmarks, the vesting of these options may be accelerated over the three-year period ended December 31, 2001. The exercise price of the options was set at $17.00 per share. No compensation expense has been recorded related to these options. As of December 31, 1999, none of these 1,080,000 stock options had been exercised.

     During 1999, the Company granted options to purchase 1,071,200 shares of Class A common stock to certain employees, directors and members of the Pharmanex scientific advisory board pursuant to the second amended and restated 1996 Stock Incentive Plan. Of the 1,071,200 options granted, 971,200 vest ratably over a period of four years and expire ten years from the date of grant, 80,000 vest ratably over a period of five years and expire ten years from the date of grant, while the remaining 20,000 vest one year from the date of grant and expire ten years or six months after termination from service as a director. Of the 1,071,200 options granted, the exercise prices range from $11.00 per share to $20.80 per share. As of December 31, 1999, none of the 1,071,200 stock options had been exercised. In addition, during 1999, the Company granted stock awards to certain employees for an aggregate of 166,210 shares of Class A common stock. The Company has recorded deferred compensation expense of $3,251,000 related to these stock awards and is recognizing such expense ratably over the vesting period. As of December 31, 1999, none of the stock awards had vested and none of the stock awards had been forfeited.

     Additionally in 1999, the Company granted options to purchase 820,000 shares of Class A common stock to certain employees pursuant to the 1996 Stock Incentive Plan. All of the 820,000 options vest seven years from the date of grant and expire ten years from the date of grant. Subject to the Company meeting certain revenue and profitability benchmarks, the vesting of these options may be accelerated over the three-year period ended December 31, 2002. The exercise price of the options was set at $20.80 per share. No compensation expense has been recorded related to these options. As of December 31, 1999, none of these 820,000 stock options had been exercised.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


GENERATION HEALTH HOLDINGS, INC. 1996 STOCK OPTION PLAN

     In connection with the Pharmanex Acquisition (Note 4), the Company assumed the Generation Health Holdings, Inc. 1996 Stock Option Plan. Under this plan, the Company assumed options to purchase 261,008 shares of Class A common stock granted to certain employees of Pharmanex. In accordance with the terms of the plan, 173,785 of these options vested immediately due to the involuntary termination of certain employees. The value of these vested options was included as an acquisition cost in the Pharmanex Acquisition. The remaining 87,223 options vest ratably over periods ranging from 1 to 5 years. The exercise prices of the options range from $.92 to $10.03 per share. The Company has recorded deferred compensation expense of $859,000 related to the 87,223 unvested options and is recognizing such expense ratably over the vesting periods. As of December 31, 1999, 167,672 of these 261,008 stock options had been exercised.

SFAS 123 PRO FORMA DISCLOSURES

     The Company's pro forma net income would have been $103,023,000 and $84,456,000 for the years ended December 31, 1998 and 1999, respectively, if compensation expense had been measured under the fair value method prescribed by SFAS 123. The Company's pro forma basic and diluted net income per share for the year ended December 31, 1998 would have been $1.21 and $1.18, respectively, had compensation expense been measured under the fair value method. The Company's pro forma basic and diluted net income per share for the year ended December 31, 1999 would have been $0.97 had compensation expense been measured under the fair value method.

    The fair values of the options granted during 1998 ranged from $13.51 to $22.16 per share, and were estimated as of the dates of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.5%; expected life of 2 to 4 years; expected volatility of 48%; and expected dividend yield of 0%.

    The fair values of the options granted during 1999 ranged from $8.18 to $12.12 per share, and were estimated as of the dates of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.75%; expected life of 4 years; expected volatility of 80%; and expected dividend yield of 0%.

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

    The following is a reconciliation of the weighted average common shares outstanding for purposes of computing basic and diluted net income per share (in thousands):

                                                   Year Ended December 31,
                                                 ---------------------------
                                                  1997      1998       1999
                                                 ------    ------     ------
Basic weighted average common shares
 outstanding                                     83,331    84,894     87,081
Effect of dilutive securities:
   Stock awards and options                       3,981     2,124        812
                                                 ------    ------     ------
Diluted weighted average common shares
 outstanding                                     87,312    87,018     87,893
                                                 ======    ======     ======

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


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

     During 1998, the Board of Directors authorized the Company to repurchase up to $20.0 million of the Company's outstanding shares of Class A common stock and in July 1999, the board of directors authorized the Company to repurchase up to an additional $10.0 million of the Company's Class A common stock. For the years ended December 31, 1999 and 1998, the Company had repurchased 1,364,218 shares and 917,254 shares for an aggregate price of approximately $17.1 million and $10.5 million, respectively. In addition, in March 1999, the board of directors separately authorized and the Company completed the purchase of approximately 700,000 shares of the Company's Class A common stock from Nu Skin USA and certain stockholders for approximately $10.0 million as part of the asset purchase agreement (Note 5).

CONVERSION OF COMMON STOCK

     In December 1998, the holders of the Class B common stock converted 15.0 million shares of Class B common stock to Class A common stock.

14.  INCOME TAXES

     Consolidated income before provision for income taxes consists of income earned primarily from international operations. The provision for current and deferred taxes for the years ended December 31, 1997, 1998 and 1999 consists of the following (U.S. dollars in thousands):

                                            1997         1998          1999
                                          --------     --------      --------
          Current
            Federal                       $  3,332     $  3,695      $  3,030
            State                              124        3,580         3,030
            Foreign                         76,553       72,317        56,165
                                          --------     --------      --------
                                            80,009       79,592        62,225
          Deferred
            Federal                        (24,317)     (10,712)      (19,008)
            State                              (30)         (48)         (215)
            Foreign                             45          947        (1,260)
            Change in tax status                --       (6,939)           --
                                          --------     --------      --------
            Provision for income taxes    $ 55,707     $ 62,840      $ 41,742
                                          ========     ========      ========

     Prior to the Company's Reorganization and the NSI Acquisition described in Notes 3 and 7, the Subsidiaries elected to be taxed as S corporations whereby the income tax effects of the Subsidiaries' activities accrued directly to their stockholders; therefore, adoption of SFAS 109 required no establishment of deferred income taxes since no material differences between financial reporting and tax bases of assets and liabilities existed. Concurrent with the Company's Reorganization and the NSI Acquisition, the Company terminated the S corporation elections of its Subsidiaries. As a result, deferred income taxes under the provisions of SFAS 109 were established.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


     The principal components of deferred tax assets are as follows (U.S. dollars in thousands):


                                                   December 31,     December 31,
                                                       1998             1999
                                                    ---------        ---------
Deferred tax assets:
     Inventory differences                          $   7,349        $  12,224
     Foreign tax credit                                33,969           40,503
     Distributor stock options and employee stock
       awards                                           6,020            5,261
     Capitalized legal and professional                 5,990            2,570
     Accrued expenses not deductible until paid         7,990           12,632
     Withholding tax                                    7,291            8,897
     Minimum tax credit                                   869           10,264
     Net operating losses                              12,621           11,017
                                                    ---------        ---------
        Total deferred tax assets                      82,099          103,368
                                                    ---------        ---------
Deferred tax liabilities:
     Foreign deferred tax                               8,871           11,657
     Exchange gains and losses                          3,032            3,566
     NSI inventory step-up                             11,176               --
     Pharmanex intangibles step-up                     11,445           21,116
     Other                                              1,520            4,067
                                                    ---------        ---------
        Total deferred tax liabilities                 36,044           40,406
                                                    ---------        ---------
Valuation allowance                                   (12,166)              --
                                                    ---------        ---------
Deferred taxes, net                                 $  33,889        $  62,962
                                                    =========        =========

     The consolidated statements of income include a pro forma presentation for income taxes, including the effect on minority interest, which would have been recorded if the Company's Subsidiaries had been taxed as C corporations for all periods presented. A reconciliation of the Company's pro forma effective tax rate for the years ended December 31, 1997 and 1998 and the actual tax rate for the year ended December 31, 1999 compared to the statutory U.S. Federal tax rate is as follows:

                                                    Year  Ended  December 31,
                                                  ----------------------------
                                                   1997       1998       1999
                                                  ------     ------     ------

     Income taxes at statutory rate               35.00%     35.00%     35.00%
     Foreign tax credit limitation (benefit)       2.41       4.40      (7.77)
     Cumulative effect of change in tax status       --      (4.09)        --
     Pharmanex in-process research and
       development                                   --       2.80         --
     Non-deductible expenses                        .15        .83       1.72
     Branch remittance gains and losses            (.48)     (1.38)      3.78
     Other                                          .90       (.56)      (.23)
                                                  ------     ------     ------
                                                  37.98%     37.00%     32.50%
                                                  ======     ======     ======

15.  EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) defined contribution plan which permits participating employees to defer up to a maximum of 15% of their compensation, subject to limitations established by the Internal Revenue Code. Employees who work a minimum of 1,000 hours per year, who have completed at least one year of service and who are 21 years of age or older are qualified to participate in the plan. The Company matches 100% of the first 2% and

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


50% of the next 2% of each participant's contributions to the plan. Participant contributions are immediately vested. Company contributions vest based on the participant's years of service at 25% per year over four years. The Company's contribution totaled $647,000, $829,000 and $910,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

16.  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company's Subsidiaries enter into significant transactions with each other and third parties which may not be denominated in the respective Subsidiaries' functional currencies. The Company seeks to reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency exchange contracts and through certain intercompany loans of foreign currency. The Company does not use such derivative financial instruments for trading or speculative purposes. The Company regularly monitors its foreign currency risks and periodically takes measures to reduce the impact of foreign exchange fluctuations on the Company's operating results. Gains and losses on foreign currency forward contracts and certain intercompany loans of foreign currency are recorded as other income and expense in the consolidated statements of income.

     At December 31, 1998 and 1999, the Company held foreign currency forward contracts with notional amounts totaling approximately $46.3 million and $31.1 million, respectively, to hedge foreign currency items. These contracts do not qualify as hedging transactions and, accordingly, have been marked to market. The net gains on foreign currency forward contracts were $5.6 million and $2.6 million for the years ended December 31, 1997 and 1998, respectively, and the net loss on foreign currency forward contracts was $0.3 million for the year ended December 31, 1999. These contracts at December 31, 1999 have maturities through August 2000.

     At December 31, 1998 and 1999, the intercompany loan from Nu Skin Japan to Nu Skin Hong Kong, Inc. totaled approximately $57.3 million and $44.1 million, respectively. The Company recorded exchange gains totaling $2.2 million and $0.4 million resulting from this intercompany loan for the years ended December 31, 1998 and 1999, respectively.

     At December 31, 1998 and 1999, the intercompany loan from Nu Skin Japan to the Company totaled approximately $82.0 million and $91.1 million, respectively. The Company recorded exchange gains totaling $2.8 million resulting from this intercompany loan for the year ended December 31, 1998. There were no exchange gains or losses resulting from this intercompany loan for the year ended December 31, 1999.

17.  SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for interest totaled $251,000, $3,731,000 and $5,714,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Cash paid for income taxes totaled $73,905,000, $77,271,000 and $76,596,000 for the years ended
December 31, 1997, 1998 and 1999, respectively.

NONCASH INVESTING AND FINANCING ACTIVITIES

     For the year ended December 31, 1997, noncash investing and financing activities were as follows: (1) $87.1 million distribution to the stockholders of the Acquired Entities (Note 7). (2) Adjustment to the distributor stock options to reallocate 120,000 options initially allocated to affiliated entities and a related reduction in the notes receivable of $3.2 million (Note 13).

     For the year ended December 31, 1998, noncash investing and financing activities were as follows: (1) $37.6 million distribution to the stockholders of the Acquired Entities (Note 3). (2) Purchase of Acquired Entities for $70.0 million in Preferred Stock and $6.2 million in long-term notes payable. Net assets acquired totaled $90.4 million and assumed liabilities totaled $171.3 (Note 3). (3) $25.0 million in contingent consideration issued to the

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


NSI Stockholders. $8.8 million of the contingent payment was recorded as an increase in intangible assets and $16.2 million of the contingent payment was recorded as a reduction of stockholders' equity (Notes 3 and 7). (4) Purchase of Pharmanex for $77.6 million in Class A common stock and $0.2 million in cash. Net assets acquired totaled $3.6 million and assumed liabilities totaled $34.0 million (Note 4).

     For the year ended December 31, 1999, noncash investing and financing activities included the purchase of Big Planet for $29.2 million of which $14.6 million consisted of a note payable (Note 6).

18.  SEGMENT INFORMATION

     During 1998, the Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. As described in Note 1, the Company's operations throughout the world are divided into three reportable segments: North Asia, Southeast Asia and Other Markets. Segment data includes intersegment revenue, intersegment profit and operating expenses and intersegment receivables and payables. The Company evaluates the performance of its segments based on operating income. Information as to the operations of the Company in each of the three segments is set forth below (U.S. dollars in thousands):

                                            Year Ended December 31,
                                    --------------------------------------
                                       1997          1998          1999
                                    ----------    ----------    ----------
          Revenue
          North Asia                $ 673,582     $ 665,523     $ 619,283
          Southeast Asia              412,524       320,606       265,604
          Other Markets               314,048       294,947       337,590
          Eliminations               (446,732)     (367,582)     (328,228)
                                    ----------    ----------    ----------
               Totals               $ 953,422     $ 913,494     $ 894,249
                                    ==========    ==========    ==========


                                            Year Ended December 31,
                                    --------------------------------------
                                       1997          1998          1999
                                    ----------    ----------    ----------
          Operating Income
          North Asia                $ 117,302     $  89,075     $  84,396
          Southeast Asia               46,195        19,385        31,922
          Other Markets                19,684        46,994         5,533
          Eliminations                 (2,961)          785         7,996
                                    ---------     ---------     ---------
              Totals                $ 180,220     $ 156,239     $ 129,847
                                    =========     =========     =========


                                                       December 31,
                                                 ------------------------
                                                    1998          1999
                                                 ----------    ----------
          Total Assets
          North Asia                             $ 167,867     $ 116,918
          Southeast Asia                           110,518       111,204
          Other Markets                            500,299       520,832
          Eliminations                            (172,251)     (105,739)
                                                 ----------    ----------
               Totals                            $ 606,433     $ 643,215
                                                 ==========    ==========

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements


     Information as to the Company's operations in different geographical areas is set forth below (U.S. dollars in thousands):

REVENUE

     Revenue from the Company's operations in Japan totaled $599,375, $654,168 and $602,411 for the years ended December 31, 1997, 1998 and 1999. Revenue from the Company's operations in Taiwan totaled $168,568, $119,511 and $103,581 for the years ended December 31, 1997, 1998 and 1999, respectively. Revenue from the Company's operations in the United States (which includes intercompany revenue) totaled $301,217, $280,115 and $316,128 for the years ended December 31, 1997, 1998 and 1999, respectively.

LONG-LIVED ASSETS

     Long-lived assets in Japan were $20,242 and $29,314 as of December 31, 1998 and 1999, respectively. Long-lived assets in Taiwan were $2,466 and $3,381 as of December 31, 1998 and 1999, respectively. Long-lived assets in the United States were $213,856 and $310,255 as of December 31, 1998 and 1999, respectively.

19.  COMMITMENTS AND CONTINGENCIES

     The Company is subject to governmental regulations pertaining to product formulation, labeling and packaging, product claims and advertising and to the Company's direct selling system. The Company is also subject to the jurisdiction of numerous foreign tax authorities. Any assertions or determination that either the Company, or the Company's distributors is not in compliance with existing statutes, laws, rules or regulations could potentially have a material adverse effect on the Company's operations. In addition, in any country or jurisdiction, the adoption of new statutes, laws, rules or regulations or changes in the interpretation of existing statutes, laws, rules or regulations could have a material adverse effect on the Company and its operations. Although management believes that the Company is in compliance, in all material respects, with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company's compliance with applicable statutes, laws, rules and regulations will not be challenged by foreign authorities or that such challenges will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

20.  SUBSEQUENT EVENTS

     In January 2000, a derivative lawsuit was filed against the Company's board of directors alleging a breach of fiduciary duty and self-dealing in connection with the NSI Acquisition, the Nu Skin USA transaction and the Big Planet Acquisition. The Company's board of directors has appointed a special litigation committee to investigate the validity of the complaint.

      MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     COMMON STOCK. The Company's Class A common stock is listed on the New York Stock Exchange ("NYSE") and trades under the symbol "NUS". The Company's Class B common stock has no established trading market. The following table is based upon information available to the Company and sets forth the range of the high and low sales prices for the Company's Class A common stock for the quarterly periods during 1998 and 1999 based upon quotations on the NYSE.


         Quarter Ended                         High           Low
         -------------                       --------      --------
         March 31, 1998                      $  25.75      $  15.75
         June 30, 1998                          28.69         15.50
         September 30, 1998                     19.25         10.19
         December 31, 1998                      25.63         10.31

         Quarter Ended                         High           Low
         -------------                       --------      --------
         March 31, 1999                      $  25.25      $  17.75
         June 30, 1999                          22.88         15.50
         September 30, 1999                     22.00         10.69
         December 31, 1999                      14.63          8.50


     The market price of the Company's Class A common stock is subject to significant fluctuations in response to variations in the Company's quarterly operating results, general trends in the market for the Company's products and product candidates, economic and currency exchange issues in the foreign markets in which the Company operates and other factors, many of which are not within the control of the Company. In addition, broad market fluctuations, as well as general economic, business and political conditions, may adversely affect the market for the Company's Class A common stock, regardless of the Company's actual or projected performance.

     The closing price of the Company's Class A common stock on March 6, 2000 was $9.3125. The approximate number of holders of record of the Company's Class A common stock and Class B common stock as of March 6, 2000 was 997 and 69, respectively. This number of record holders does not represent the actual number of beneficial owners of shares of the Company's Class A common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

     The Company has not paid or declared any cash dividends on its Class A common stock or Class B common stock. Any future determination as to cash dividends will depend upon the earnings and financial position of the Company and such other factors as the Company's Board of Directors may deem appropriate.