Form 10-K, Exhibit 13
period 2000-12-31
NU SKIN ENTERPRISES INC
filed 2001-04-02
CIK 1021561

SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of December 31, 1997, 1998, 1999 and 2000 and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 have been derived from the audited consolidated financial statements. The financial data as of December 31, 1996 is unaudited but, in management's opinion, includes all necessary information to present fairly the information included therein. The Company's consolidated financial statements for all periods presented before December 31, 1998 have been combined and restated for the acquisition of Nu Skin International, Inc. ("NSI") and certain other related affiliates in March 1998 (the "NSI Acquisition").

                                                       Year Ended December 31,
                                      ----------------------------------------------------
                                        1996       1997       1998      1999(2)     2000
                                      --------   --------   --------   --------   --------
                                       (U.S. dollars in thousands, except per share data)
Income Statement Data:
Revenue                               $761,638   $953,422   $913,494   $894,249   $879,758
Cost of sales                          171,187    191,218    188,457    151,681    149,342
Cost of sales-- amortization
  of inventory step-up                      --         --     21,600         --         --
                                      --------   --------   --------   --------   --------
Gross profit                           590,451    762,204    703,437    742,568    730,416
                                      --------   --------   --------   --------   --------

Operating expenses:
Distributor incentives                 282,588    362,195    331,448    346,951    345,259
Selling, general and administrative    168,706    201,880    202,150    265,770    294,744
Distributor stock expense                1,990     17,909         --         --         --
In-process research and development         --         --     13,600         --         --
                                      --------   --------   --------   --------   --------
Total operating expenses               453,284    581,984    547,198    612,721    640,003
                                      --------   --------   --------   --------   --------
Operating income                       137,167    180,220    156,239    129,847     90,413
Other income (expense), net             10,771      8,973     13,599     (1,411)     5,993
                                      --------   --------   --------   --------   --------
Income before provision for income
  taxes and minority interest          147,938    189,193    169,838    128,436     96,406
Provision for income taxes              49,526     55,707     62,840     41,742     34,706
Minority interest (1)                   13,700     14,993      3,081         --         --
                                      --------   --------   --------   --------   --------
Net income                            $ 84,712   $118,493   $103,917   $ 86,694   $ 61,700
                                      ========   ========   ========   ========   ========
Net income per share:
  Basic                               $   1.07   $   1.42   $   1.22   $   1.00   $   0.72
  Diluted                             $   1.02   $   1.36   $   1.19   $   0.99   $   0.72
Weighted average common shares
  outstanding (000s):
  Basic                                 79,194     83,331     84,894     87,081     85,401
  Diluted                               83,001     87,312     87,018     87,893     85,642

                                                          As of December 31,
                                      ----------------------------------------------------
                                        1996       1997       1998      1999(2)     2000
                                      --------   --------   --------   --------   --------
                                                    (U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents             $214,823   $174,300   $188,827   $110,162   $ 63,996
Working capital                        143,308    123,220    164,597     74,561    122,835
Total assets                           380,482    405,004    606,433    643,215    590,803
Short-term notes payable to
  stockholders                          71,487     19,457         --         --         --
Long-term notes payable to
  stockholders                              --    116,743         --         --         --
Short-term debt                             --         --     14,545     55,889         --
Long-term debt                              --         --    138,734     89,419     84,884
Stockholders' equity                   113,495     94,892    254,642    309,379    366,733

                                                          As of December 31,
                                      ----------------------------------------------------
                                        1996       1997       1998       1999       2000
                                      --------   --------   --------   --------   --------
Other Operating Data:
Number of active distributors (3)(4)  397,000     448,000    470,000    494,000    475,000
Number of executive distributors       21,479      22,689     22,781     21,005     21,381

----------
[FN]
(1) Minority interest represents the ownership interests in NSI held by individuals prior to the NSI Acquisition in 1998 who are not immediate family members of the majority-interest holders. The Company purchased the minority interest as part of the NSI Acquisition.

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

(4) The Big Planet representatives do not necessarily place product orders with the Company for resale to retail customers. Big Planet representatives sign up retail customers for Internet, telecommunications and other services with the Company or its service providers for all products. Therefore, the active distributors for 1999 and 2000 do not include approximately 29,000 and 40,000 Big Planet representatives who have residual sales volume on a three month rolling basis, respectively, for service provided by the Company or its service providers.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto, which are included in this Annual Report to Stockholders.

General

     Nu  Skin  Enterprises,  Inc. (the  "Company")  is a leading,  global direct selling company that develops and distributes premium-quality, innovative personal care products and nutritional supplements and technology and telecommunications products and services.

     The Company's revenue depends upon the number and productivity of independent distributors who purchase products and sales materials from the Company in their local currency for resale to their customers or for personal use. The Company recognizes revenue when products are shipped and title passes to these independent distributors. Revenue is net of returns, which have historically been less than 5.0% of gross sales. Distributor incentives are paid to several levels of distributors on each product sale. The amount of the incentive varies depending on the purchaser's position within the Company's Global Distributor Compensation Plan. These incentives are classified as operating expenses. The following table sets forth revenue information by region for the time periods indicated. This table should be reviewed in connection with the tables presented under "Results of Operations," which disclose distributor incentives and other costs associated with generating the aggregate revenue presented.

                                Year Ended December 31,
                            ------------------------------
Region                        1998       1999       2000
------                      --------   --------   --------
                               (U.S. dollars in millions)
North Asia                  $  665.5   $  619.3   $  585.4
North America                   72.7      117.9      155.8
Southeast Asia                 159.7      140.1      119.5
Other Markets                   15.6       17.0       19.1
                            --------   --------   --------
                            $  913.5   $  894.3   $  879.8
                            ========   ========   ========

     Revenue generated in North Asia represented 67% of total revenue generated during the year ended December 31, 2000. The Company's operations in Japan generated 95% of the North Asia revenue during the same period. Revenue generated in North America represented 18% of total revenue generated during the year ended December 31, 2000. The Company's operations in the United States generated 95% of the North America revenue during that period. Revenue from Southeast Asia operations represented 14% of total revenue generated during the year ended December 31, 2000. The Company's operations in Taiwan generated 70% of the Southeast Asia revenue during that period.

     Cost of sales primarily consists of the cost of products purchased from third-party vendors (generally in U.S. dollars), the freight cost of shipping these products to distributors as well as import duties for such products. Additionally, cost of sales includes the cost of sales materials sold to distributors at or near cost. Sales materials are generally purchased in local currencies. As the sales mix changes between product categories and sales materials, cost of sales and gross profit may fluctuate to some degree due primarily to the margin on each product line as well as varying import duty rates levied on imported product lines. In each of the Company's current markets, duties are generally higher on nutritional supplements than on personal care products. Also, as currency exchange rates fluctuate, the Company's gross margin will fluctuate.

     Distributor incentives are the Company's most significant expense. Distributor incentives are paid to distributors on a monthly basis based upon their personal and group sales volumes as well as the group sales volumes of up to six levels of executive distributors in their downline sales organizations. These incentives are computed each month based on the sales volume and network of the Company's global distributor force. Small fluctuations occur in the amount of incentives paid as the network of distributors actively purchasing products changes from month to month. However, due to the size of the Company's distributor force of approximately 475,000 active distributors, the fluctuation in the overall payout is relatively small. The overall payout averages from 39% to 42% of global product sales. Sales materials and starter kits are not subject to distributor incentives. In addition, sales to the Company's North American private affiliates (the "North American Affiliates") were not subject to distributor incentives prior to being acquired by the Company in 1999. Distributor incentives include the cost of computing and paying commissions as well as the cost of incentive programs for distributors including an annual trip for the Company's leading distributors. These additional costs average approximately 1% of revenue.

     Selling, general and administrative expenses include wages and benefits, depreciation and amortization, rents and utilities, travel and entertainment, promotion and advertising, research and development, professional fees and other operating expenses.

     Provision for income taxes depends on the statutory tax rates in each of the countries in which the Company operates. For example, statutory tax rates are 16.0% in Hong Kong, 25.0% in Taiwan, 30.8% in South Korea and 46.3% in Japan. The Company is subject to taxation in the United States at a statutory corporate federal tax rate of 35.0%. However, the Company receives foreign tax credits in the United States for the amount of foreign taxes actually paid in a given period, which are utilized to reduce taxes in the United States to the extent allowed.

     In March 1998, the Company completed the acquisition (the "NSI Acquisition") of the capital stock of Nu Skin International, Inc. ("NSI") and the Company's other previously privately-held affiliates in Europe, Australia and New Zealand (collectively the "Acquired Entities"). The NSI Acquisition was accounted for by the purchase method of accounting, except for that portion of the Acquired Entities under common control of a group of stockholders, which have been combined and restated in the Company's consolidated financial statements as if the Company and the Acquired Entities had been combined during all periods presented. The Company allocated $43.6 million of the purchase price to goodwill, intellectual property and other intangible assets relating to the portion accounted for by the purchase method.

     Minority interest represents the ownership interests in NSI held by individuals prior to the NSI Acquisition in 1998 who are not immediate family members of the majority-interest holders. The Company purchased the minority interest as part of the NSI Acquisition.

     In October 1998, the Company acquired Generation Health Holdings, Inc., the parent of Pharmanex (the "Pharmanex Acquisition"). With the Pharmanex Acquisition, the Company increased its nutritional product development and formulation capabilities. In connection with the Pharmanex Acquisition, the Company allocated $92.4 million to goodwill, intellectual property and other intangible assets and $13.6 million to purchased in-process research and development. During 1998, the Company fully wrote off the in-process research and development amount.

     In March 1999, NSI terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA, Inc. ("Nu Skin USA") and paid Nu Skin USA a $10.0 million termination fee. Also, in March 1999, through a newly formed wholly-owned subsidiary, the Company acquired selected assets of Nu Skin USA in exchange for assuming various accounts payable of Nu Skin USA. In May 1999, the Company completed the acquisition of its affiliates in Canada, Mexico and Guatemala. In July 1999, the Company completed the acquisition (the "Big Planet Acquisition") of Big Planet, Inc. ("Big Planet").

                              Results of Operations

     The following tables set forth operating results and operating results as a percentage of revenue, respectively, for the periods indicated.

                                                     Year Ended December 31,
                                                 ------------------------------
                                                   1998       1999       2000
                                                 --------   --------   --------
                                                   (U.S. dollars in millions)
Revenue                                          $  913.5   $  894.3   $  879.8
Cost of sales                                       188.5      151.7      149.4
Cost of sales -- amortization of inventory
  step-up                                            21.6         --         --
                                                 --------   --------   --------
Gross profit                                        703.4      742.6      730.4
                                                 --------   --------   --------
Operating expenses:
  Distributor incentives                            331.4      347.0      345.3
  Selling, general and administrative               202.2      265.8      294.7
  In-process research and development                13.6         --         --
                                                 --------   --------   --------
     Total operating expenses                       547.2      612.8      640.0
                                                 --------   --------   --------
  Operating income                                  156.2      129.8       90.4
  Other income (expense), net                        13.6       (1.4)       6.0
                                                 --------   --------   --------
Income before provision for income taxes
  and minority interest                             169.8      128.4       96.4
Provision for income taxes                           62.8       41.7       34.7
Minority interest                                     3.1         --         --
                                                 --------   --------   --------
Net income                                       $  103.9   $   86.7   $   61.7
                                                 ========   ========   ========
Unaudited supplemental data(1):
  Income  before  pro  forma   provision for
     income taxes and minority interest          $  169.8
  Pro forma provision for income taxes               66.0
  Pro forma minority interest                         1.9
                                                 --------
  Pro forma net income                           $  101.9
                                                 ========\

                                                     Year Ended December 31,
                                                 ------------------------------
                                                   1998       1999       2000
                                                 --------   --------   --------
Revenue                                             100.0%     100.0%     100.0%
Cost of sales                                        20.6       17.0       17.0
Cost of sales-- amortization of
   inventory step-up                                  2.4         --         --
                                                 --------   --------   --------
Gross profit                                         77.0       83.0       83.0
                                                 --------   --------   --------
Operating expenses:
   Distributor incentives                            36.3       38.8       39.2
   Selling, general and administrative               22.1       29.7       33.5
   In-process research and development                1.5         --         --
                                                 --------   --------   --------
      Total operating expenses                       59.9       68.5       72.7
                                                 --------   --------   --------
Operating income                                     17.1       14.5       10.3
Other income (expense), net                           1.5        (.1)        .7
                                                 --------   --------   --------
Income before provision for income taxes
   and minority interest                             18.6       14.4       11.0
Provision for income taxes                            6.9        4.7        4.0
Minority interest                                      .3         --         --
                                                 --------   --------   --------
Net income                                           11.4%       9.7%       7.0%
                                                 ========   ========   ========
Unaudited supplemental data(1):
   Income before pro forma provision for
      income taxes and minority interest             18.6%
   Pro forma provision for income taxes               7.2
   Pro forma minority interest                         .2
                                                 --------
   Pro forma net income                              11.2%
                                                 ========

----------
[FN]
(1) Reflects adjustment for federal and state income taxes as if the Company's subsidiaries had been taxed as C corporations rather than as S corporations for the year ended December 31, 1998.

2000 Compared to 1999

     Revenue in 2000 decreased 1.6% to $879.8 million from $894.3 million in 1999. The decrease in revenue was due to lower revenue results in Japan and Taiwan, which was partially offset by increased revenue in the United States from the operations of Big Planet, as discussed below. Fluctuations in foreign currency exchange rates positively impacted revenue for 2000 by approximately 4%.

     Revenue in North Asia decreased 5.5% to $585.4 million compared to $619.3 million in 1999. This decrease in revenue was due to revenue in Japan decreasing 8.0% to $554.2 million in 2000 from $602.4 million in 1999. In local currency terms, revenue in Japan was 12.5% lower in 2000 versus the prior year. The decrease in revenue in Japan is largely due to continuing challenges with distributor productivity and competition faced by the Company in 1999 and early in the year 2000 as discussed in the 1999 to 1998 comparisons. In addition, economic uncertainty in Japan negatively impacted revenue. In 2000, the Company undertook several initiatives to help stabilize revenue in Japan, including the launch of the Pharmanex business opportunity for distributors early in the year, increased focus on its automatic delivery program and the launch of the Pharmanex web site product (ePharmanex) late in the year and other initiatives. The Company believes these initiatives helped stabilize revenue in the latter half of this year as local currency revenue in Japan in the fourth quarter of 2000 increased slightly compared to the fourth quarter of 1999. The overall decline in revenue in Japan in 2000 was somewhat offset by an increase in revenue in South Korea of 84.6% to $31.2 million in 2000 from $16.9 million in 1999. The revenue increase in South Korea was primarily due to significant new product launches in 2000 including Pharmanex's weight management products and Nu Skin 180, as well as an overall increase in the number of executive level distributors.

     Revenue in Southeast Asia totaled $119.5 million for the year ended December 31, 2000, down from revenue of $140.1 million for the year ended December 31, 1999, a decrease of $20.6 million or 14.7%. This decline in revenue was primarily a result of revenue in Taiwan decreasing 19.5% to $83.4 million in 2000 from $103.6 million in 1999. The Company's operations in Taiwan have continued to suffer the impact of increased competition and an overall decline in sales in the direct selling industry in Taiwan, which management believes is largely due to economic concerns throughout Southeast Asia. In addition, direct selling as a distribution channel has significantly penetrated the Taiwanese market. The revenue decline in Southeast Asia was partially offset by the opening of the market in Singapore which generated $1.0 million in revenue in one month of operation in 2000. In addition, the revenue from the Company's retail operations opened in China in 2000 was $1.2 million. Other markets in the region such as Hong Kong, Thailand, the Philippines, Australia and New Zealand were slightly down in 2000 versus 1999 due largely to economic uncertainty in the region as well as a negative foreign currency impact for the year.

     Revenue in North America, consisting of the United States and Canada, increased 32.1% to $155.8 million in 2000, from $117.9 million in 1999. This increase in revenue is due to the inclusion of a full year of operations of Big Planet following its acquisition in July 1999 as well as a full year of operations of the Company's North America sales operations following the termination of the license agreements in March 1999. Revenue in the Big Planet division increased $32.9 million due to the timing of the acquisition as well as growth within Big Planet in the year 2000. In addition, revenue in North America, exclusive of Big Planet, increased by $5.0 million due to a full year of revenue from sales to distributors in North America during 2000, following the early 1999 acquisitions. Revenue in the United States decreased sequentially during the last two quarters of the year primarily as a result of the termination of Big Planet's iPhone giveaway and weaker than anticipated sales during the fourth quarter holiday season. The Company made the strategic decision to terminate the iPhone giveaway in order to improve operating profits. Management is optimistic that the Company's global convention in the first quarter of 2001, new product launches and other initiatives planned for the United States will help reverse this revenue trend in 2001.

         Revenue in the Company's other markets, which include its European, Latin American and Brazilian operations, increased 12.6% to $19.1 million in 2000. This increase is largely due to a 35% increase in local currency revenue in Europe, more than making up for the negative currency impact experienced in Europe in 2000 from 1999.

         Gross profit as a percentage of revenue remained constant at 83.0% for the years ended December 31, 2000 and 1999. The Company's gross margin in 2000 was positively impacted by the strengthening of the Japanese yen and other Asian currencies relative to the U.S. dollar, higher margin sales to distributors in the United States following the termination of the Company's license agreement with Nu Skin USA, increased local manufacturing efforts and reduced duty rates. The Company purchases a significant majority of goods in U.S. dollars and recognizes revenue in local currencies. Consequently, the Company is subject to exchange rate risks in its gross margins. This positive impact was offset by the overall growth in revenue from Big Planet in 2000, which includes revenue from lower margin technology products and services.

         Distributor incentives as a percentage of revenue increased to 39.2% for the year ended December 31, 2000 from 38.8% for the year ended December 31, 1999. The primary reason for the increase in 2000 was the termination of the Company's license agreement with Nu Skin USA, which resulted in the Company beginning to sell products directly to distributors in the United States and paying the requisite commissions related to those sales. In addition, the Company has enhanced its compensation plan for distributors, adding short-term incentives for emerging distributor leaders. This has led to a slight increase in distributor incentives.

         Selling, general and administrative expenses as a percentage of revenue increased to 33.5% in 2000 from 29.7% in 1999. In U.S. dollar terms, selling, general and administrative expenses increased to $294.7 million in 2000 from $265.8 million in 1999. This increase of $28.9 million was due primarily to an additional $18.3 million of selling, general and administrative expenses related to the assumed operations of Big Planet for a full year in 2000 compared to selling, general and administrative expenses from Big Planet following its acquisition in mid-1999. In addition, the Company incurred an incremental $6.7 million of overhead expenses during 2000 compared to 1999 for operations in North America following the acquisition of certain assets from Nu Skin USA in March 1999 and the North American Affiliates in May 1999. Selling, general and administrative expenses also increased due to a stronger Japanese yen in 2000. On a local currency basis, selling, general and administrative expenses in foreign markets declined slightly in 2000 from 1999, but due to a stronger Japanese yen, the U.S. dollar amount of such expenses increased by $4.0 million.

     Operating income decreased to $90.4 million for the year ended December 31, 2000 from $129.8 million in 1999. Operating income decreased due to the revenue decreases noted above in "revenue" and the operating expense increases noted in "distributor incentives" and "selling, general and administrative" above.

         Other income (expense), net increased $7.4 million for the year ended December 31, 2000 compared to the prior year primarily as a result of the foreign currency gains resulting from favorable exchange rate fluctuations between the U.S. dollar and the Japanese yen within the Company's currency hedging program. In addition, the Company's interest expense decreased by approximately $1.0 million relating to the Company's pay down of its long-term debt.

         Provision for income taxes decreased to $34.7 million for the year ended December 31, 2000 from $41.7 million in 1999. This decrease is primarily related to lower income earned in 2000 versus 1999, which was somewhat offset by the lower effective tax rate of 32.5% in 1999 versus 36.0% in 2000. The lower effective tax rate in 1999 was due to the improved ability to utilize foreign tax credits as a result of the Company's global tax restructuring plans in that period.

         Net income decreased to $61.7 million for the year ended December 31, 2000 from $86.7 million in 1999. Net income decreased primarily because of the factors noted above in "operating income," and was somewhat offset by the factors noted in "other income (expense), net" and "provision for income taxes" above.

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

     Revenue in North Asia, which consists of Japan and South Korea, decreased 6.9% to $619.3 million in 1999 from $665.5 million in 1998. This decline in revenue was a result of revenue in Japan decreasing $51.8 million or 7.9% to $602.4 million in 1999 from $654.2 million in the prior year. Revenue in Japan in U.S. dollar terms for 1999 benefited from a 12.7% increase in the strength of the Japanese yen relative to the U.S. dollar. In local currency, revenue in Japan decreased 19.7% in 1999 versus 1998. Sales activity in Japan was affected negatively during 1999 by distributor uncertainty concerning the implementation of the Company's divisional model and other issues associated with compensation plan requirements and the Company's effort to enforce distributor policies and procedures. In addition, competitive conditions and weakness in consumer confidence also significantly impacted revenue in Japan. The decline in revenue in Japan was somewhat offset by increases in revenue in South Korea.

     Revenue in Southeast Asia, which consists of Taiwan, Thailand, Hong Kong, the Philippines, Australia and New Zealand, totaled $140.1 million for 1999, down from revenue of $159.7 million in 1998, a decrease of $19.6 million. This decline in revenue was primarily a result of revenue in Taiwan decreasing to $103.6 million in 1999 from $119.5 million in the prior year. During 1999, the Company's operations in Taiwan suffered the impact of a devastating earthquake, which occurred during the third quarter of 1999. In addition, operations in Taiwan have continued to suffer the impact of increased competition and an overall decline in sales in the direct selling industry in Taiwan, which management believes is largely due to the uncertainty of the viability of direct selling activities in the People's Republic of China as well as economic concerns throughout Southeast Asia.

     Revenue in North America, consisting of the United States and Canada, increased 62.2% to $117.9 million from $72.7 million for the years ended December 31, 1999 and 1998, respectively. This increase in revenue was primarily due to the additional revenue stream of $83.8 million from sales in the United States resulting from the termination of the Company's license agreement with Nu Skin USA, which occurred in March 1999, and the additional revenue of $11.4 million resulting from the Big Planet Acquisition, which occurred in July 1999. This additional revenue more than offset the elimination of revenue from sales to the Company's former affiliates in these markets, which revenue is now eliminated in consolidation. Revenue in the Company's other markets, which include its European, Latin American and Brazilian operations, increased 9.0% to $17.0 million in 1999.

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

     Distributor incentives as a percentage of revenue increased to 38.8% for the year ended December 31, 1999 from 36.3% for the year ended December 31, 1998. The primary reason for the increase in 1999 was the termination of the Company's license agreement with Nu Skin USA which resulted in the Company beginning to sell products to distributors in the United States and paying the requisite commissions related to those sales. In addition, the Company has restructured its compensation plan, adding short-term, division-focused incentives, which increased compensation to the Company's entry-level distributors in the latter part of 1999.

     Selling, general and administrative expenses as a percentage of revenue increased to 29.7% for the year ended December 31, 1999 from 22.1% for the year ended December 31, 1998. In U.S. dollar terms, selling, general and administrative expenses increased to $265.8 million for the year ended December 31, 1999 from $202.2 million in 1998. This increase was due to stronger foreign currencies in 1999, primarily the Japanese yen, which resulted in higher expenses of approximately $14.2 million in Japan. In addition, selling, general and administrative expenses increased due to $29.5 million in additional overhead expenses relating to the operations in North America following the acquisition of certain assets from Nu Skin USA in March 1999 and operations in Canada, Mexico and Guatemala in May 1999, an additional $14.9 million in 1999 of amortization expense resulting from the Company's acquisitions of NSI, Pharmanex and Big Planet, and an additional $14.1 million of selling, general and administrative expenses in foreign markets relating to the Big Planet Acquisition.

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

     Provision for income taxes decreased to $41.7 million for the year ended December 31, 1999 from $62.8 million in 1998. This decrease is due to a reduced effective tax rate from 37.0% in 1998 to 32.5% in 1999. This significant decrease in the effective tax rate in 1999 is related to the Company's ability to utilize foreign tax credits as a result of the Company's global tax planning. The pro forma provision for income taxes presents income taxes as if NSI and its affiliates had been taxed as C corporations rather than as S corporations for the year ended December 31, 1998.

     Net income decreased to $86.7 million for the year ended December 31, 1999 from $103.9 million in 1998 and net income as a percentage of revenue decreased to 9.7% for the year ended December 31, 1999 from 11.4% in 1998. Net income decreased primarily because of the factors noted above in "operating income" and "other income (expense), net," and was somewhat offset by the factors noted in "provision for income taxes" above.

Liquidity and Capital Resources

     Historically, the Company's principal needs for funds have been for distributor incentives, working capital (principally inventory purchases), operating expenses, capital expenditures and the development of operations in new markets. The Company has generally relied on cash flow from operations to meet its business objectives without incurring long-term debt to unrelated third parties to fund operating activities.

     The Company typically generates positive cash flow from operations due to favorable gross margins, the variable nature of distributor commissions which comprise a significant percentage of operating expenses and minimal capital requirements. During the first and third quarters of each year, however, the Company pays significant accrued income taxes in many foreign jurisdictions including Japan. These large cash payments often more than offset significant cash generated in these quarters. The Company generated $43.4 million from operations in 2000 compared to $30.3 million in 1999. This increase in cash generated from operations in 2000 compared to the same prior-year period primarily related to reduced foreign taxes paid in Japan as a result of the Company's global tax restructuring plans. The impact of the reduction in foreign taxes paid on cash generated from operations was somewhat offset by lower net income in 2000.

     As of December 31, 2000, working capital was $122.8 million compared to $74.6 million as of December 31, 1999. Cash and cash equivalents at December 31, 2000 and 1999 were $64.0 million and $110.2 million, respectively. The decrease in cash and cash equivalents is related primarily to a debt payment of $55.7 million which occurred in March 2000. The increase in working capital is primarily related to the refinancing of the Company's existing credit facility, as described below, as well as the change noted above in cash and cash equivalents.

     Capital expenditures, primarily for equipment, computer systems and software, office furniture and leasehold improvements, were $23.0 million for the year ended December 31, 2000. In addition, the Company anticipates capital expenditures in 2001 of approximately $28.0 million to further enhance its infrastructure, including enhancements to computer systems and Internet related software in order to expand the Company's Internet capabilities and to accommodate anticipated future growth.

     In March 1998, the Company completed the NSI Acquisition. Pursuant to the terms of the NSI Acquisition, NSI and the Company are required to pay certain contingent payments if specific earnings growth targets are met. The Company and NSI did not meet specific earnings growth targets for the years ended December 31, 1999 and 2000. Contingent upon NSI and the Company meeting specific earnings growth targets during 2001, the Company may pay up to $75.0 million in cash over the next year to the stockholders of NSI. However, management believes it is unlikely that such contingency payments will be made.

     On October 12, 2000, the Company refinanced the $87.1 million balance of its existing credit facility with the proceeds of a private placement of $90.0 million of ten-year senior notes (the "Notes") to The Prudential Insurance Company of America. The Notes are denominated in Japanese yen. The Notes bear interest at an effective rate of 3.03% annually and become due October 2010 with principal payments beginning October 2004. The debt is classified as long-term in the consolidated financial statements as of December 31, 2000.

     During 2000, the Company renewed a $10.0 million revolving credit agreement with ABN-AMRO, N.V. Advances are available under the agreement through May 18, 2001 with a possible extension upon approval of the lender. There were no outstanding balances under this credit facility at December 31, 2000.

     Since August 1998, the board of directors has authorized the Company to repurchase up to $50.0 million of the Company's outstanding shares of Class A common stock. The repurchases are used primarily to fund the Company's equity incentive plans. During the years ended December 31, 2000 and 1999, the Company repurchased approximately 1,893,000 and 1,364,000 shares for an aggregate price of approximately $12.8 million and $17.1 million, respectively. As of December 31, 2000, the Company had repurchased a total of approximately 4,175,000 shares for an aggregate price of approximately $40.0 million. In addition, in March 1999, in connection with the termination of the license and distribution agreements with Nu Skin USA, the board of directors separately authorized and the Company completed the purchase of approximately 700,000 shares of the Company's Class A common stock from Nu Skin USA and certain stockholders for approximately $10.0 million.

     In February 2001, the board of directors authorized the Company to declare a quarterly cash dividend of $0.05 per share for all classes of common stock. This initial quarterly cash dividend will be paid on March 28, 2001, to stockholders of record on March 12, 2001. Management believes that cash flows from operations will be sufficient to fund this and future dividend payments.

     The Company had related party payables of $9.0 million and $15.1 million at December 31, 2000 and 1999, respectively. In addition, the Company had related party receivables of $13.2 million and $16.4 million, respectively, at those dates. These balances are largely related to the Big Planet Acquisition and the Nu Skin USA transactions completed during 1999.

     Management considers the Company to be sufficiently liquid to be able to meet its obligations on both a short- and long-term basis. Management currently believes existing cash balances together with future cash flows from operations will be adequate to fund cash needs relating to the implementation of the Company's strategic plans.

Seasonality

     In addition to general economic factors, the direct selling industry is impacted by seasonal factors and trends such as major cultural events and vacation patterns. For example, Japan, Taiwan, Hong Kong, South Korea and
Thailand celebrate their respective local New Year in our first quarter. Management believes that direct selling in Japan, the United States and Europe is also generally negatively impacted during the month of August, which is in the Company's third quarter, when many individuals, including the Company's distributors, traditionally take vacations.

Distributor Information

     The following table provides information concerning the number of active and executive distributors as of the dates indicated.

                    As of December 31, 1998  As of December 31, 1999  As of December 31, 2000
                    -----------------------  -----------------------  -----------------------
                      Active      Executive   Active(1)    Executive   Active(1)    Executive
                    ----------   ----------  ----------   ----------  ----------   ----------
North  Asia            331,000       17,311     311,000       14,601     301,000       14,968
North America               --           --      54,000        2,547      52,000        2,632
Southeast  Asia        120,000        5,091     113,000        3,419     100,000        3,044
Other  Markets          19,000          379      16,000          438      22,000          737
                    ----------   ----------  ----------   ----------  ----------   ----------
Total                  470,000       22,781     494,000       21,005     475,000       21,381
                    ==========   ==========  ==========   ==========  ==========   ==========

----------
[FN]
(1) The Big Planet representatives do not necessarily place product orders with the Company for resale to retail customers. Big Planet representatives sign up retail customers for Internet, telecommunications and other services with the Company or its service providers for all products. Therefore, the active distributors for 1999 and 2000 do not include approximately 29,000 and 40,000 Big Planet representatives who have residual sales volume on a three month rolling basis, respectively, for service provided by the Company or its service providers.

Quarterly Results

     The following table sets forth certain unaudited quarterly data for the periods shown.

                                          1999                                   2000
                          ------------------------------------   -------------------------------------
                            1st       2nd      3rd       4th       1st       2nd       3rd       4th
                          Quarter   Quarter  Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
                          -------   -------  -------   -------   -------   -------   -------   -------
                                      (U.S. dollars in millions, except per share amounts)
Revenue                   $ 233.8   $ 211.3  $ 220.1   $ 229.1   $ 213.6   $ 227.0   $ 215.6   $ 223.6
Gross profit                192.8     175.3    182.5     192.0     179.3     188.4     178.7     184.0
Operating income             47.1      32.4     30.4      19.9      21.5      25.3      23.9      19.7
Net income                   30.8      22.0     21.1      12.8      14.9      15.7      15.0      16.2
Net income per share:
    Basic                    0.35      0.25     0.25      0.15      0.17      0.18      0.18      0.19
    Diluted                  0.35      0.25     0.24      0.15      0.17      0.18      0.18      0.19

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

     The Company's foreign currency derivatives are comprised of over-the-counter forward contracts with major international financial institutions. As of December 31, 2000, the primary currency for which the Company had net underlying foreign currency exchange rate exposure was the Japanese yen. Based on the Company's foreign exchange contracts at December 31, 2000 as discussed in Note 17 of the Notes to the Consolidated Financial Statements, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Japanese yen would not represent a material potential loss in fair value, earnings or cash flows against such contracts. This potential loss does not consider the underlying foreign currency transaction or translation exposures of the Company.

     Following are the weighted average currency exchange rates of US $1 into local currency for each of the Company's international or foreign markets in which revenue exceeded US $5.0 million for at least one of the quarters listed:

                                 1998                                 1999                                 2000
                -----------------------------------   -----------------------------------  -----------------------------------
                  1st       2nd      3rd      4th       1st      2nd      3rd       4th      1st      2nd      3rd       4th
                Quarter   Quarter  Quarter  Quarter   Quarter  Quarter  Quarter   Quarter  Quarter  Quarter  Quarter   Quarter
                -------   -------  -------  -------   -------  -------  -------   -------  -------  -------  -------   -------
Japan(1)          128.2     135.9    139.5    119.3     116.8    120.8    112.4     104.1    107.1    106.7    107.7     110.1
Taiwan             32.8      33.6     34.5     32.6      32.6     32.7     32.0      31.7     30.8     30.6     31.1      32.4
Hong Kong           7.7       7.8      7.8      7.8       7.8      7.8      7.8       7.8      7.8      7.8      7.8       7.8
South Korea     1,585.7   1,392.6  1,327.0  1,278.9   1,197.6  1,189.4  1,195.2   1,170.9  1,124.8  1,115.6  1,115.4   1,165.0

----------
[FN]
(1) As of March 1, 2001 the exchange rate of US $1 into the Japanese yen was approximately 117.0.

Note Regarding Forward-Looking Statements

     With the exception of historical facts, the statements contained in this Report and Management's Discussion and Analysis of Financial Condition and Results of Operations, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") which reflect the Company's current expectations and beliefs regarding the future results of operations, performance and achievements of the Company. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may not materialize. These forward-looking statements include, but are not limited to, statements concerning:


* the Company's belief that existing cash and cash flow from operations will be adequate to fund cash needs;

* management's belief that the Company's global convention and initiatives planned for the United States will help reverse the recent decline in revenue;

* the expectation that the Company will spend $28.0 million for capital expenditures in 2001;

* the belief that the Company is unlikely to pay any further contingent payments to the former NSI Stockholders; and

*    the  anticipation  that cash will be  sufficient  to pay future  dividends.

     In addition, when used in this report, the words or phrases, "will likely result," "expects," "anticipates," "will continue," "intends," "plans," "believes," "the Company or management believes," and similar expressions are intended to help identify forward-looking statements.

     The Company wishes to caution readers that the risks and uncertainties set forth below, and the other risks and factors described herein and in the Company's other filings with the Securities and Exchange Commission (which contain a more detailed discussion of the risks and uncertainties related to the Company's business) could cause (and in some cases in the past have caused) the Company's actual results and outcomes to differ materially from those discussed or anticipated. The Company also wishes to advise readers not to place any undue reliance on such forward-looking statements, which reflect the Company's beliefs and expectations only as of the date of this report. The Company assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances or any changes in its beliefs or expectations. Important factors, risks and uncertainties that might cause actual results to differ from those anticipated include, but are not limited to, the following:

(a)  Because a substantial  majority of the Company's  sales are generated  from
     the  Asian  regions,   particularly  from  Japan  and  Taiwan,  significant
     variations in operating results including revenue, gross margin and earnings from those expected could be caused by

     *    renewed  or  sustained   weakness  of  Asian   economies  or  consumer
          confidence, and

     * weakening of foreign currencies, particularly the Japanese yen, and any inability to implement forward contracts and other hedging strategies to manage foreign currency risk.

(b) There can be no assurances that the business initiatives and strategies that have helped stabilize revenue in Japan during the end of 2000 will stabilize operations or renew growth on a sustained basis or will have a similar effect in other markets such as Taiwan. Many of the initiatives have only been recently introduced and there is still uncertainty concerning the long-term effect of these initiatives. In addition, there is a risk that the continued refinement and implementation of the Company's divisional strategy, Internet initiatives and promotions could create renewed confusion or uncertainty among distributors and not increase distributor productivity.

(c)  Risks  and   uncertainties   associated   with  the  Company's   e-commerce
     initiatives. These risks include:


     * uncertainty concerning the degree to which such initiatives will increase and sustain levels of distributor interest, activity or retention or generate incremental revenue growth, and

     * the risk of technological problems or development issues that could interrupt or delay such initiatives and impede distributor enthusiasm or increase the costs of such initiatives.

(d) The ability of the Company to retain its key and executive level distributors. The Company has experienced a reduction in the number of active and executive distributors. Because the Company's products are distributed exclusively through its distributors, the Company's operating results could be adversely affected if the Company's existing and new business opportunities and products do not generate sufficient economic incentive to retain its existing distributors or to sponsor new distributors on a sustained basis, or if the Company receives adverse publicity.

(e) Risks associated with the Company's new product offerings planned for 2001 and launched at its global convention, including:

     * the risk that such products will not gain market acceptance or meet the Company's expectations as a result of increased competition,

     * the risk that sales from such product offerings could reduce sales of existing products and not generate significant incremental revenue growth or help increase distributor numbers and productivity, and

     * any legal or regulatory restrictions that might delay or prevent the Company from offering its new products into all of its markets or limit the ability of the Company to effectively market such products.

(f)  The Company's operations could also be affected by the following risks:

     *    adverse  business  or  political  conditions,   continued  competitive
          pressure,

     * the maturity of the direct sales channel in certain of the Company's markets,

     * changes in laws and regulations (including any increased government regulation of direct selling activities and products in existing and future markets such as the People's Republic of China, or changes in U.S. or foreign tax regulations), and

     *    the Company's reliance on outside manufacturers.

Nu Skin Enterprises, Inc.
Consolidated Balance Sheets
(U.S. dollars in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                             December 31,
                                                       -----------------------
                                                          1999          2000
                                                       ----------    ----------
ASSETS
Current assets
   Cash and cash equivalents                           $  110,162    $   63,996
   Accounts receivable                                     18,160        18,191
   Related parties receivable                              16,424        13,176
   Inventories, net                                        85,751        82,015
   Prepaid expenses and other                              52,388        44,513
                                                       ----------    ----------
                                                          282,885       221,891

Property and equipment, net                                57,948        60,562
Other assets, net                                         302,382       308,350
                                                       ----------    ----------
Total assets                                           $  643,215    $  590,803
                                                       ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable                                    $   22,685    $   15,837
   Accrued expenses                                       114,691        74,199
   Related parties payable                                 15,059         9,020
   Current portion of long-term debt                       55,889            --
                                                       ----------    ----------
                                                          208,324        99,056

Long-term debt, less current portion                       89,419        84,884
Other liabilities                                          36,093        40,130
                                                       ----------    ----------
   Total liabilities                                      333,836       224,070
                                                       ----------    ----------

Commitments and contingencies (Notes 12 and 20)

Stockholders' equity
   Class A common stock - 500,000,000 shares
      authorized, $.001 par value, 32,002,158
      and 31,338,676 shares issued and outstanding             32            31
   Class B common stock - 100,000,000 shares
      authorized, $.001 par value, 54,606,905
      and 53,408,951 shares issued and outstanding             55            54
   Additional paid-in capital                             119,652       106,284
   Accumulated other comprehensive income                 (48,220)      (45,347)
   Retained earnings                                      244,758       306,458
   Deferred compensation                                   (6,898)         (747)
                                                       ----------    ----------
                                                          309,379       366,733
                                                       ----------    ----------
      Total liabilities and stockholders' equity       $  643,215    $  590,803
                                                       ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Enterprises, Inc.
Consolidated Statements of Income
(U.S. dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

                                                                  Year Ended December 31,
                                                             ---------------------------------
                                                                1998        1999        2000
                                                             ---------   ---------   ---------
Revenue                                                      $ 913,494   $ 894,249   $ 879,758
Cost of sales                                                  188,457     151,681     149,342
Cost of sales-amortization of inventory step-up (Note 3)        21,600          --          --
                                                             ---------   ---------   ---------

Gross profit                                                   703,437     742,568     730,416
                                                             ---------   ---------   ---------

Operating expenses:
   Distributor incentives                                      331,448     346,951     345,259
   Selling, general and administrative                         202,150     265,770     294,744
   In-process research and development (Note 4)                 13,600          --          --
                                                             ---------   ---------   ---------

Total operating expenses                                       547,198     612,721     640,003
                                                             ---------   ---------   ---------

Operating income                                               156,239     129,847      90,413
Other income (expense), net                                     13,599      (1,411)      5,993
                                                             ---------   ---------   ---------

Income before provision for income taxes
   and minority interest                                       169,838     128,436      96,406
Provision for income taxes (Note 15)                            62,840      41,742      34,706
Minority interest                                                3,081          --          --
                                                             ---------   ---------   ---------

Net income                                                   $ 103,917   $  86,694   $  61,700
                                                             =========   =========   =========

Net income per share (Note 2):
   Basic                                                     $    1.22   $    1.00   $    0.72
   Diluted                                                   $    1.19   $    0.99   $    0.72
Weighted average common shares outstanding (000s):
   Basic                                                        84,894      87,081      85,401
   Diluted                                                      87,018      87,893      85,642

Unaudited pro forma data (Note 15):
   Income before pro forma provision for
      income taxes and minority interest                     $ 169,838
   Pro forma provision for income taxes                         65,998
   Pro forma minority interest                                   1,947
                                                             ---------
Pro forma net income                                         $ 101,893
                                                             =========

Pro forma net income per share:
   Basic                                                     $    1.20
   Diluted                                                   $    1.17

The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Enterprises, Inc.
Consolidated Statements of Stockholders' Equity
(U.S. dollars in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                                                  Accumulated
                                                    Class A  Class B  Additional    Other                                 Total
                                         Preferred   Common   Common   Paid-In   Comprehensive  Retained    Deferred   Stockholders'
                                           Stock     Stock    Stock    Capital      Income      Earnings  Compensation    Equity
                                         ---------  -------  -------  ---------- ------------  --------  ------------  ------------
Balance at January 1, 1998               $      2   $   12   $   70   $ 115,053  $   (28,578)  $ 17,788   $    (9,455) $     94,892

Net income                                     --       --       --          --           --    103,917            --       103,917
Foreign currency translation adjustments       --       --       --          --      (15,026)        --            --       (15,026)
                                                                                                                       ------------
Total comprehensive income                                                                                                   88,891
Repurchase of 917,000 shares of                --       --       --     (10,549)          --         --            --       (10,549)
   Class A common stock (Note 13)
Amortization of deferred compensation          --       --       --          --           --         --         3,626         3,626
Issuance of notes payable to stockholders      --       --       --          --           --    (24,413)           --       (24,413)
Purchase of Acquired Entities and
   termination of S corporation status          1       --       --     (22,144)          --     60,772            --        38,629
Purchase of Pharmanex (Note 4)                 --        4       --      78,710           --         --          (859)       77,855
Exercise of distributor and
   employee stock options                      --       --       --       1,961           --         --            --         1,961
Conversion of preferred stock (Note 3)         (3)       3       --          --           --         --            --            --
Conversion of shares from Class
   B to Class A                                --       15      (15)         --           --         --            --            --
Contingent payments to
   stockholders (Note 7)                       --       --       --     (16,250)          --         --            --       (16,250)
                                         ---------  -------  -------  ---------- ------------  --------  ------------  ------------
Balance at December 31, 1998                   --       34       55     146,781      (43,604)   158,064        (6,688)      254,642

Net income                                     --       --       --          --           --     86,694            --        86,694
Foreign currency translation adjustments       --       --       --          --       (4,616)        --            --        (4,616)
                                                                                                                       ------------
Total comprehensive income                                                                                                   82,078
Repurchase of 1,985,000 shares                 --       (2)      --     (26,860)          --         --            --       (26,862)
   of Class A common stock (Note 13)
Amortization of deferred compensation          --       --       --          --           --         --         3,692         3,692
Termination of Nu Skin USA
   license fee (Note 5)                        --       --       --      (6,444)          --         --          (650)       (7,094)
Issuance of employee stock
   awards and options                          --       --       --       3,252           --         --        (3,252)           --
Exercise of distributor and
   employee stock options                      --       --       --       2,923           --         --            --         2,923
                                         ---------  -------  -------  ---------- ------------  --------  ------------  ------------
Balance at December 31, 1999                   --       32       55     119,652      (48,220)   244,758        (6,898)      309,379

Net income                                     --       --       --          --           --     61,700            --        61,700
Foreign currency translation adjustments       --       --       --          --        2,873         --            --         2,873
                                                                                                                       ------------
Total comprehensive income                                                                                                   64,573
Repurchase of 1,893,000 shares
   of Class A common stock (Note 13)           --       (1)      (1)    (12,763)          --         --            --       (12,765)
Amortization of deferred compensation          --       --       --          --           --         --         5,252         5,252
Exercise of distributor and
   employee stock options                      --       --       --         294           --         --            --           294
Forfeiture of employee stock
   awards and options                          --       --       --        (899)          --         --           899            --
                                         ---------  -------  -------  ---------- ------------  --------  ------------  ------------
Balance at December 31, 2000             $     --   $   31   $   54   $ 106,284   $  (45,347)  $306,458  $       (747) $    366,733
                                         =========  =======  =======  ========== ============  ========  ============  ============

The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Enterprises, Inc.
Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
--------------------------------------------------------------------------------

                                                                          Year Ended December 31,
                                                                 ---------------------------------------
                                                                    1998           1999           2000
                                                                 ---------      ---------      ---------
Cash flows from operating activities:
   Net income                                                    $ 103,917      $  86,694      $  61,700
      Adjustments   to  reconcile  net  income  to  net
         cash  provided  by  operating activities:
            Depreciation and amortization                           15,768         29,515         32,350
            Amortization of deferred compensation                    3,626          3,692          5,252
            Amortization of inventory step-up                       21,600             --             --
            Write-off of in-process research and development        13,600             --             --
            Income applicable to minority interest                   3,081             --             --
            Changes in operating assets and liabilities:
               Accounts receivable                                    (900)        (3,776)           (31)
               Related parties receivable                            1,215         (4,441)         3,248
               Inventories, net                                     (3,556)        (2,133)         3,736
               Prepaid expenses and other                           (7,248)         1,033          7,875
               Other assets, net                                    (4,100)       (57,169)       (21,400)
               Accounts payable                                     (8,767)         4,068         (6,848)
               Accrued expense                                      (8,973)       (40,868)       (40,492)
               Related parties payable                             (10,703)           448         (6,039)
               Other liabilities                                        --         13,236          4,037
                                                                 ---------      ---------      ---------

   Net cash provided by operating activities                       118,560         30,299         43,388
                                                                 ---------      ---------      ---------

Cash flows from investing activities:
      Purchase of property and equipment                           (18,320)       (29,719)       (23,030)
      Purchase of Pharmanex, net of cash acquired (Note 4)         (28,750)            --             --
      Purchase of Big Planet, net of cash acquired (Note 6)             --        (13,571)            --
      Payments for lease deposits                                     (633)        (2,206)          (195)
      Receipt of refundable lease deposits                           1,650          1,508            255
                                                                 ---------      ---------      ---------

   Net cash used in investing activities                           (46,053)       (43,988)       (22,970)
                                                                 ---------      ---------      ---------

Cash flows from financing activities:
      Payments on long-term debt                                   (41,634)       (14,545)      (142,821)
      Termination of Nu Skin USA license fee (Note 5)                   --        (10,000)            --
      Payment to stockholders under the NSI Acquisition                 --        (25,000)            --
      Proceeds from long-term debt                                 181,538             --         90,000
      Repurchase of shares of common stock                         (10,549)       (26,862)       (12,765)
      Exercise of distributor and employee stock options             1,961          2,923            294
      Payment to stockholders for notes payable (Note 7)          (180,000)            --             --
                                                                 ---------      ---------      ---------

   Net cash used in financing activities                           (48,684)       (73,484)       (65,292)
                                                                 ---------      ---------      ---------

Effect of exchange rate changes on cash                             (9,296)         8,508         (1,292)
                                                                 ---------      ---------      ---------

   Net increase (decrease) in cash and cash equivalents             14,527        (78,665)       (46,166)

Cash and cash equivalents, beginning of period                     174,300        188,827        110,162
                                                                 ---------      ---------      ---------

Cash and cash equivalents, end of period                         $ 188,827      $ 110,162      $  63,996
                                                                 =========      =========      =========


The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.   The Company

     Nu Skin  Enterprises,  Inc.  (the  "Company")  is a leading,  global direct selling company that develops and distributes premium-quality, innovative personal care products and nutritional supplements and technology and telecommunications products and services. The Company distributes products throughout the world. The Company's operations are divided into four segments:
North Asia, which consists of Japan and South Korea; North America, which consists of the United States and Canada; Southeast Asia, which consists of Australia, Hong Kong (including Macau), New Zealand, the PRC (China), the Philippines, Singapore, Taiwan and Thailand; and Other Markets, which consists of the Company's markets in Brazil, Europe, Guatemala and Mexico (the Company's subsidiaries operating in these countries are collectively referred to as the "Subsidiaries"). The Company was incorporated on September 4, 1996 as a holding company.

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

     As discussed in Note 6, the Company completed the Big Planet Acquisition on July 13, 1999, which enabled the Company to provide marketing and distribution of technology-based products and services.

2.   Summary of Significant Accounting Policies

Consolidation

     The consolidated financial statements include the accounts of the Company and the Subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates

     The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include reserves for product returns, obsolete inventory and taxes. Actual results could differ from these estimates.

Cash and cash equivalents

     Cash equivalents are short-term, highly liquid instruments with original maturities of 90 days or less.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Inventories

     Inventories consist primarily of merchandise purchased for resale and are stated at the lower of cost, using the first-in, first-out method, or market. The Company had reserves for obsolete inventory totaling $13,600,000, $7,200,000 and $2,800,000 as of December 31, 1998, 1999 and 2000, respectively.

Property and equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Furniture and fixtures        5-7 years
Computers and equipment       3-5 years
Leasehold improvements        Shorter of estimated useful life or lease term
Vehicles                      3-5 years

     Expenditures for maintenance and repairs are charged to expense as incurred.

Other assets

     Other assets consist primarily of deferred tax assets, deposits for noncancelable operating leases, distribution rights, goodwill and long-term intangibles acquired in the NSI Acquisition (Note 3), the Pharmanex Acquisition (Note 4) and the Big Planet Acquisition (Note 6). The goodwill and intangible assets and distribution rights asset are being amortized on a straight-line basis over their estimated useful lives ranging from 4 to 20 years. The Company assesses the recoverability of long-lived assets by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows attributable to the assets.

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

     In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The implementation of SAB 101 did not significantly impact the Company's revenue recognition policies.

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

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

Stock-based compensation

     The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and provides pro forma disclosures of net income and net income per share as if the fair value based method prescribed by Statement of Financial
Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, had been applied in measuring compensation expense (Note 14).

Reporting comprehensive income

     The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, and it includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Accounting for derivative instruments and hedging activities

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intended use of the derivative and its resulting designation. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company will adopt SFAS 133 by January 1, 2001. The Company does not anticipate that the adoption of SFAS 133 will have a significant impact on its consolidated financial statements.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3.   Acquisition of NSI and Certain Affiliates

     On March 26, 1998, the Company completed the acquisition (the "NSI Acquisition") of the capital stock of NSI, NSI affiliates in Europe, South America, Australia and New Zealand and certain other NSI affiliates (the "Acquired Entities") for $70.0 million in preferred stock and long-term notes payable to the stockholders of the Acquired Entities (the "NSI Stockholders") totaling approximately $6.2 million. In addition, contingent upon NSI and the Company meeting specific earnings growth targets, the Company agreed to pay up to $100.0 million in cash during the subsequent four year period to the NSI Stockholders. The Company and NSI met specific earnings growth targets in 1998 resulting in a contingent payment to the NSI Stockholders of $25.0 million. The Company and NSI did not meet specific earnings growth targets for the years ended December 31, 1999 and 2000. Contingent upon NSI and the Company meeting specific earnings growth targets during 2001, the Company may pay up to $75.0 million in cash over the next year to the NSI Stockholders. However, management believes it is unlikely that such contingency payments will be made. The contingent consideration of $25.0 million earned in 1998 was paid in the second quarter of 1999 and has been accounted for as an adjustment to the purchase price and allocated to the assets and liabilities of the Acquired Entities. Any additional contingent consideration paid over the next year, if any, will be accounted for in a similar manner. Also, as part of the NSI Acquisition, the Acquired Entities' S corporation status was terminated, and the Acquired Entities declared distributions to the stockholders that included all of the Acquired Entities' previously earned and undistributed taxable S corporation earnings (the "S Distribution Notes"). The S Distribution Notes assumed as part of the NSI Acquisition totaled approximately $171.3 million and, in addition, the Company incurred acquisition costs totaling $3.0 million. The net assets acquired totaling $90.4 million include net deferred tax liabilities totaling $7.4 million recorded upon the conversion of the Acquired Entities from S to C corporations.

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

     For the portion of the NSI Acquisition accounted for by the purchase method, the Company recorded inventory step-up of $21.6 million and intangible assets of $34.8 million. During 1998, the inventory step-up was fully amortized and the Company recorded amortization of intangible assets totaling $1.6 million, $2.6 million and $2.5 million during 1998, 1999 and 2000, respectively.

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

4.   Acquisition of Pharmanex, Inc.

     On October 16, 1998, the Company completed the acquisition of privately-held Generation Health Holdings, Inc., the parent company of Pharmanex, Inc. (the "Pharmanex Acquisition"), for $77.6 million, which consisted of approximately 3.6 million shares of the Company's Class A common stock, including approximately 261,000 shares issuable upon exercise of options assumed by the Company (Note 14). Also, as part of the Pharmanex Acquisition,

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

the Company assumed approximately $34.0 million in liabilities, the majority of which was settled in cash in connection with the closing, and incurred acquisition costs totaling $1.3 million.

     The Pharmanex Acquisition was accounted for by the purchase method of accounting. The Company recorded inventory step-up of $3.7 million and intangible assets of $92.4 million. In addition, the Company allocated $13.6 million to purchased in-process research and development based on a discounted cash-flow method reflecting the stage of completion of the related projects. During 1998, the in-process research and development amount was fully written off and the Company recorded amortization of intangible assets totaling $1.3 million, $6.9 million and $7.2 million during 1998, 1999 and 2000, respectively. The Company recorded amortization of inventory step up of $0.4 million and $3.3 million during 1998 and 1999, respectively.

5.   Acquisition of Certain Assets of Nu Skin USA, Inc.

     On March 8, 1999, NSI terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA and paid Nu Skin USA a $10.0 million termination fee. Also, on that same date, through a newly formed wholly-owned subsidiary, the Company acquired selected assets of Nu Skin USA in exchange for assuming various accounts payable of Nu Skin USA.

     The acquisition of the selected assets and assumption of liabilities and the termination of these agreements has been recorded for the consideration paid, except for the portion of Nu Skin USA which is under common control of a group of stockholders, which portion has been recorded at predecessor basis.

6.   Acquisition of Big Planet, Inc.

     On July 13, 1999, the Company completed the acquisition of Big Planet, Inc. ("Big Planet") for $29.2 million, which consisted of a cash payment of $14.6 million and a note payable of $14.6 million (the "Big Planet Acquisition"). In addition, the Company loaned Big Planet approximately $4.5 million immediately prior to the closing to redeem the option holders and certain management stockholders of Big Planet.

     The Big Planet Acquisition was accounted for by the purchase method of accounting. The Company recorded intangible assets of $47.0 million which will be amortized over a period of 20 years. The Company recorded amortization on the intangible assets relating to the Big Planet Acquisition of $1.1 million and $2.3 million during 1999 and 2000, respectively. Big Planet incurred operating losses of approximately $25.0 million for the year ended December 31, 2000.

7.   Related Party Transactions

Scope of related party activity

     Prior to the acquisition of certain assets of Nu Skin USA (see Note 5) and the acquisition of the North American Affiliates in 1999, the Company had transactions with these affiliated entities. The transactions with these entities were as follows: (1) The Company sold products and marketing materials.
(2) The Company collected trademark royalty fees from these entities on products bearing NSI trademarks that are not purchased from NSI. (3) The Company entered into a distribution agreement with each independent distributor. (4) The Company collected license fees from these entities for the right to use the distributors, and for the right to use the Company's distribution system and other related intangibles. (5) The Company operates a global commission plan whereby distributors' commissions are determined by aggregate worldwide purchases made by downline distributors. Thus, commissions on purchases from the Company earned by distributors located in geographic areas outside those held by the Company were remitted to the Company, which then forwarded these commissions to the distributors. (6) The Company collected fees for management and support services provided to these entities.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     The purchase prices paid by the affiliated entities for the purchase of product and marketing materials are determined pursuant to the Distribution Agreement between the Company and the affiliated entities. The selling prices to these affiliated entities of products and marketing materials were determined pursuant to the Wholesale Distribution Agreements between the Company and these affiliated entities. Trademark royalty fees and license fees were charged pursuant to the Trademark/Trade Name License Agreement between the Company and these affiliated entities and the Licensing and Sales Agreement between the Company and these affiliated entities, respectively. The independent distributor commission program is managed by the Company. Charges to the affiliated entities were based on a worldwide commission fee of 42% of product revenue, which covers commissions paid to distributors on a worldwide basis and the direct costs of administering the global compensation plan. Management and support services fees were billed to the affiliated entities pursuant to the Management Services Agreement between the Company and the affiliated entities and consisted of all direct expenses incurred by the Company and indirect expenses allocated to the affiliated entities based on the entities' net sales. The sales revenue, royalties, licenses and management fees charged to the affiliated entities prior to the acquisition were recorded as revenue in the consolidated statements of income and totaled $72,691,000 and $13,610,000 for the years ended December 31, 1998 and 1999, respectively.

Notes payable to stockholders

     In connection with the NSI Acquisition described in Notes 1 and 3, the Company assumed S Distribution Notes totaling $171.3 million and long-term notes payable to the NSI Stockholders totaling $6.2 million, both bearing interest at 6.0% per annum. These amounts were paid in full, including accrued interest of $3.3 million, during 1998. Prior to the NSI Acquisition, the Acquired Entities paid $2.5 million of the S Distribution Notes, plus accrued interest of $1.8 million in 1998.

Certain relationships with stockholder distributors

     Two major stockholders of the Company have been independent distributors for the Company since 1984. These stockholders are partners in an entity which receives substantial commissions from the Company, including commissions relating to sales within the countries in which the Company operates. By agreement, the Company pays commissions to this partnership at the highest level of distributor compensation to allow the stockholders to use their expertise and reputations in network marketing to further develop the Company's distributor force, rather than focusing solely on their own distributor organizations. The commissions paid to this partnership relating to sales within the countries in which the Company operates were $800,000, $3,331,000 and $3,368,000 for the years ended December 31, 1998, 1999 and 2000, respectively. The increase in the 1999 and 2000 commissions paid to this partnership reflects the amounts paid relating to sales in 1999 and 2000 within the North American countries and Big Planet, which were not included in the amounts in 1998.

Loan to stockholder

     The Company has loaned $5.0 million to a non-management stockholder. The loan is partly secured by shares of Class B common stock, and matures in December 2001. Interest accrues at a rate of 6.0% per annum on this loan. The loan balance, including accrued interest, totaled $5.6 million and $6.0 million at December 31, 1999 and 2000, respectively.

Lease agreements

     The Company leases corporate office and warehouse space from two affiliated entities. Total lease payments to these two affiliated entities were $3.0 million, $2.8 million and $2.7 million for the years ended December 31, 1998, 1999 and 2000, respectively.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

8.   Property and Equipment

     Property and equipment are comprised of the following (U.S. dollars in thousands):

                                                    December 31,
                                               ---------------------
                                                 1999         2000
                                               --------     --------

Furniture and fixtures                         $ 33,598     $ 35,995
Computers and equipment                          64,588       71,377
Leasehold improvements                           25,057       23,797
Vehicles                                          1,414        1,187
                                               --------     --------
                                                124,657      132,356
Less: accumulated depreciation                  (66,709)     (71,794)
                                               --------     --------
                                               $ 57,948     $ 60,562
                                               ========     ========

     Depreciation of property and equipment totaled $11,543,000, $14,148,000 and $16,978,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

9.   Other Assets

     Other assets consist of the following (U.S. dollars in thousands):

                                                    December 31,
                                               ---------------------
                                                 1999         2000
                                               --------     --------

Goodwill and intangibles                       $198,450     $203,730
Deposits for noncancelable operating leases      10,179       11,837
Distribution rights                               8,687        8,750
Deferred taxes                                   86,341       88,551
Other                                            15,749       26,063
                                               --------     --------
                                                319,406      338,931
Less: accumulated amortization                  (17,024)     (30,581)
                                               --------     --------
                                               $302,382     $308,350
                                               ========     ========

     Amortization of goodwill and intangible assets totaled $3,248,000, $14,929,000 and $14,934,000 for the years ended December 31, 1998, 1999 and
2000, respectively. Amortization of the distribution rights asset totaled $438,000 for each of the years ended December 31, 1998, 1999 and 2000.

10.  Accrued Expenses

     Accrued expenses consist of the following (U.S. dollars in thousands):


                                                   December 31,
                                               ---------------------
                                                 1999         2000
                                               --------     --------

Income taxes payable                           $ 18,121    $ 10,756
Accrued commission payments to distributors      39,857      26,425
Other taxes payable                               9,385      13,016
Other accruals                                   47,328      24,002
                                               --------    --------
                                               $114,691    $ 74,199
                                               ========    ========

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11.  Long-Term Debt

     In 1998, the Company and its Japanese subsidiary Nu Skin Japan Co., Ltd. ("Nu Skin Japan") entered into a $180.0 million credit facility with a syndicate of financial institutions. This unsecured credit facility was used to satisfy Company liabilities which were assumed as part of the NSI Acquisition. The Company borrowed $110.0 million and Nu Skin Japan borrowed the Japanese yen equivalent of $70.0 million denominated in local currency. Payments totaling $41.6 million, $14.5 million and $55.7 million were made during 1998, 1999 and 2000, respectively, relating to the $180.0 million credit facility.

     On October 12, 2000, the Company refinanced the $87.1 million remaining balance of its existing credit facility with the proceeds of a private placement of $90.0 million of ten-year senior notes (the "Notes") to The Prudential Insurance Company of America. The Notes are denominated in Japanese yen. The Notes bear interest at an effective rate of 3.03% annually and become due October 2010 with principal payments beginning October 2004. The debt is classified as long-term in the consolidated financial statements as of December 31, 2000. Interest expense relating to the long-term debt totaled $4.7 million, $5.7 million and $4.8 million for the years ended December 31, 1998, 1999 and 2000, respectively.

     The Notes contain other terms and conditions and affirmative and negative financial covenants customary for credit facilities of this type. As of December 31, 2000, the Company is in compliance with all financial covenants under the Notes.

     During 2000, the Company renewed a $10.0 million revolving credit agreement with ABN-AMRO, N.V. Advances are available under the agreement through May 18, 2001, with a possible extension upon approval of the lender. There were no outstanding balances under this credit facility at December 31, 2000.

     Maturities of long-term debt at December 31, 2000 are as follows (U.S. dollars in thousands):

                     Year Ending December 31,
                     ------------------------
                     2001 -  2003                    $     --
                     2004                              12,126
                     2005                              12,126
                     Thereafter                        60,632
                                                     --------
                     Total                           $ 84,884
                                                     ========

12.  Lease Obligations

     The Company leases office space and computer hardware under noncancelable long-term operating leases. Most leases include renewal options of up to three years. Minimum future operating lease obligations at December 31, 2000 are as follows (U.S. dollars in thousands):

                     Year Ending December 31,
                     ------------------------
                     2001                            $  9,300
                     2002                               7,062
                     2003                               4,726
                     2004                               2,754
                     2005                               2,094
                                                     --------
                     Total minimum lease payments    $ 25,936
                                                     ========

     Rental expense for operating leases totaled $15,969,000, $18,354,000 and $20,683,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13.  Capital Stock

     The Company's authorized capital stock consists of 25 million shares of preferred stock, par value $.001 per share, 500 million shares of Class A common stock, par value $.001 per share and 100 million shares of Class B common stock, par value $.001 per share. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions, as follows: (1) each share of Class A common stock entitles the holder to one vote on matters submitted to a vote of the Company's stockholders and each share of Class B common stock entitles the holder to ten votes on each such matter; (2) stock dividends of Class A common stock may be paid only to holders of Class A common stock and stock dividends of Class B common stock may be paid only to holders of Class B common stock; (3) if a holder of Class B common stock transfers such shares to a person other than a permitted transferee, as defined in the Company's Certificate of Incorporation, such shares will be converted automatically into shares of Class A common stock; and (4) Class A common stock has no conversion rights; however, each share of Class B common stock is convertible into one share of Class A common stock, in whole or in part, at any time at the option of the holder.

Weighted average common shares outstanding

     The following is a reconciliation of the weighted average common shares outstanding for purposes of computing basic and diluted net income per share (in thousands):

                                                Year Ended  December 31,
                                                ------------------------
                                                 1998     1999     2000
                                                ------   ------   ------
Basic weighted average common shares
    outstanding                                 84,894   87,081   85,401
Effect of dilutive securities:
    Stock awards and options                     2,124      812      241
                                                ------   ------   ------
Diluted weighted average common shares
    outstanding                                 87,018   87,893   85,642
                                                ======   ======   ======

Repurchase of common stock

     Since August 1998, the board of directors has authorized the Company to repurchase up to $50.0 million of the Company's outstanding shares of Class A common stock. The repurchases are used primarily to fund the Company's equity incentive plans. During the years ended December 31, 1999 and 2000, the Company repurchased approximately 1,364,000 and 1,893,000 shares for an aggregate price of approximately $17.1 million and $12.8 million, respectively. As of December 31, 2000, the Company had repurchased a total of approximately 4,175,000 shares for an aggregate price of approximately $40.0 million. In addition, in March 1999, in connection with the termination of the license and distribution agreements with Nu Skin USA, the board of directors separately authorized and the Company completed the purchase of approximately 700,000 shares of the Company's Class A common stock from Nu Skin USA and certain stockholders for approximately $10.0 million.

Conversion of common stock

     In December 1998, the holders of the Class B common stock converted 15.0 million shares of Class B common stock to Class A common stock.

14.  Equity Incentive Plans

     During the year ended December 31, 1996, the Company's board of directors adopted the Nu Skin Enterprises, Inc. 1996 Stock Incentive Plan (the "1996 Stock Incentive Plan"). The 1996 Stock Incentive Plan provides for granting of stock awards and options to purchase common stock to executives, other employees, independent consultants and directors of the Company and its Subsidiaries. As of December 31, 2000, approximately 3.5 million shares were available for grant under this plan.

     Effective November 21, 1996, the Company implemented a one-time distributor equity incentive program which provided for grants of options to selected distributors for the purchase of 1,605,000 shares of the Company's Class A common stock. The options are exercisable at a price of $5.75 per share and vested one year from the effective date. The Company recorded distributor stock expense of $19.9 million over the vesting period. As of December 31, 2000, approximately 641,000 of these options had been exercised.

     Pursuant to the Pharmanex Acquisition, the Company assumed outstanding options under two stock option plans. The options were converted into the right to purchase approximately 261,000 shares of Class A common stock.

     A summary of the Company's stock option plans as of December 31, 1998, 1999 and 2000 and changes during the years then ended, is presented below:

                                             1998                    1999                      2000
                                    ---------------------   ----------------------    ----------------------
                                                 Weighted                Weighted                  Weighted
                                                 Average                 Average                   Average
                                     Shares      Exercise    Shares      Exercise      Shares      Exercise
                                    (in 000s)     Price     (in 000s)     Price       (in 000s)     Price
                                    ---------    --------   ---------    ---------    ---------    ---------
Outstanding - beginning of year       2,112.3    $   7.72     3,570.3    $   10.82      5,071.6    $   13.53
   Granted at fair value              1,890.5       13.87     2,319.1        17.00      1,969.7         7.41
   Exercised                           (394.3)       5.73      (410.2)        5.07        (31.1)        5.59
   Forfeited/Canceled                   (38.2)      10.17      (407.6)       10.17     (1,183.1)       16.04
                                    ---------               ---------                 ---------
Outstanding - end of year             3,570.3       10.82     5,071.6        13.53      5,827.1        11.01

Options exercisable at year-end       1,948.5    $   5.92     2,146.2    $    6.83      2,056.9    $    9.65

     The following table summarizes information concerning outstanding and exercisable options at December 31, 2000:

                                 Options Outstanding               Options Exercisable
                         ------------------------------------     ----------------------
                                       Weighted      Weighted                   Weighted
                                       Average       Average                    Average
                          Shares       Exercise       Years        Shares       Exercise
Exercise Price Range     (in 000s)      Price       Remaining     (in 000s)      Price
--------------------     ---------     --------     ---------     ---------     --------
$0.92 to $5.75             1,252.2     $  4.92           5.95       1,229.5     $   4.94
$6.56 to $11.00            1,996.1        7.43           9.42          21.3        11.00
$12.00 to $16.00           1,447.3       13.55           8.29         449.9        13.61
$17.00 to $28.50           1,131.5       20.80           8.13         356.2        20.84
                         ---------                                ---------
                           5,827.1       11.01           8.14       2,056.9         9.65

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     The Company accounts for stock-based compensation in accordance with the provisions of APB 25. The Company recorded expense in the amount of $220,000, $579,000 and $703,000 in 1998, 1999 and 2000, respectively, in connection with options granted under the Company's equity incentive plans. As of December 31, 2000, approximately $747,000 remains to be amortized over the remaining vesting periods of the options. Had compensation expense been determined based on the fair value at the grant dates as prescribed in SFAS 123, the Company's results for the years ended December 31 would have been as follows:

                                     1998          1999           2000
                                  ---------     ---------      ---------
Pro forma net income (in 000s)    $ 103,023     $  84,456      $  52,430
Pro forma earnings per share:
   Basic                          $    1.21     $    0.97      $    0.61
   Diluted                        $    1.18     $    0.97      $    0.61

     The fair value for these options was estimated at the date of grant using a
Black-Scholes   option   pricing  model  with  the  following   weighted-average
assumptions:

                                     1998          1999           2000
                                  ---------     ---------      ---------

Risk-free interest rate            4.5%          6.8%           6.2%
Expected life                      3.4 years     2.7 years      4.0 years
Expected volatility               48.0%         80.0%          85.0%
Expected dividend yield             --            --             --

     The weighted-average grant date fair values of options granted during 1998, 1999 and 2000 were $7.88, $10.56 and $4.72, respectively.

     Since the Company's initial public offering in 1996, the Company has granted stock awards of its Class A common stock to employees. In total, approximately 686,000 shares were issued in this program, and the awards vested ratably over a one to four year period. The Company recorded compensation expense of $1.2 million and $2.7 million for the years ended December 31, 1998 and 1999, respectively, and the remaining compensation expense of $2.8 million for the year ended December 31, 2000 relating to these stock awards.

     Effective February 1, 2000, the Company's board of directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the issuance of a maximum of 200,000 shares of Class A common stock. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company's Class A common stock on every April 30th, July 31st, October 31st or January 31st (the "Purchase Date"). The price of the Class A common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Class A common stock on the commencement date of each three month offering period or Purchase Date. During 2000, approximately 20,000 shares were purchased at prices ranging from $4.62 to $7.75 per share. At December 31, 2000, approximately 180,000 shares were available under the Purchase Plan for future issuance.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

15.  Income Taxes

     Consolidated income before provision for income taxes consists of income earned primarily from international operations. The provision for current and deferred taxes for the years ended December 31, 1998, 1999 and 2000 consists of the following (U.S. dollars in thousands):

                                     1998        1999        2000
                                   --------    --------    --------
Current
   Federal                         $  3,695    $  3,030    $  1,677
   State                              3,580       3,030       1,589
   Foreign                           72,317      56,165      36,503
                                   --------    --------    --------
                                     79,592      62,225      39,769
Deferred
   Federal                          (10,712)    (19,008)      4,337
   State                                (48)       (215)        836
   Foreign                              947      (1,260)    (10,236)
   Change in tax status              (6,939)         --          --
                                   --------    --------    --------
   Provision for income taxes      $ 62,840    $ 41,742    $ 34,706
                                   ========    ========    ========

     Prior to the reorganization of the initial companies to form the Company (the "Reorganization") and the NSI Acquisition described in Notes 3 and 7, the Subsidiaries elected to be taxed as S corporations whereby the income tax effects of the Subsidiaries' activities accrued directly to their stockholders; therefore, adoption of SFAS 109 required no establishment of deferred income taxes since no material differences between financial reporting and tax bases of assets and liabilities existed. Concurrent with the Company's Reorganization and the NSI Acquisition, the Company terminated the S corporation elections of its Subsidiaries. As a result, deferred income taxes under the provisions of SFAS 109 were established.

     The principal components of deferred tax assets are as follows (U.S. dollars in thousands):

                                                           December 31,    December 31,
                                                               1999            2000
                                                           ------------    ------------
Deferred tax assets:
   Inventory differences                                   $     12,224    $      5,164
   Foreign tax credit                                            40,503          60,278
   Distributor stock options and employee stock awards            5,261           6,723
   Capitalized legal and professional                             2,570           1,427
   Accrued expenses not deductible until paid                    12,632          14,154
   Withholding tax                                                8,897           2,142
   Minimum tax credit                                            10,264          10,739
   Net operating losses                                          11,017           7,096
                                                            -----------    ------------
        Total deferred tax assets                               103,368         107,723
                                                            -----------    ------------
Deferred tax liabilities:
   Foreign deferred tax                                          11,657          14,816
   Exchange gains and losses                                      3,566           5,880
   Cost of goods sold adjustment                                     --           3,220
   Pharmanex intangibles step-up                                 21,116          18,880
   Other                                                          4,067           6,149
                                                           ------------    ------------
      Total deferred tax liabilities                             40,406          48,945
                                                           ------------    ------------
Valuation allowance                                                  --              --
                                                           ------------    ------------
Deferred taxes, net                                        $     62,962    $     58,778
                                                           ============    ============

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     The consolidated statements of income include a pro forma presentation for income taxes, including the effect on minority interest, which would have been recorded if the Company's Subsidiaries had been taxed as C corporations for all periods presented. A reconciliationof the Company's pro forma effective tax rate for the year ended December 31, 1998 and the actual tax rate for the years ended December 31, 1999 and 2000 compared to the statutory U.S. Federal tax rate is as follows:

                                                     Year Ended December 31,
                                                  ----------------------------
                                                   1998       1999       2000
                                                  ------     ------     ------
Income taxes at statutory rate                     35.00%     35.00%     35.00%
Foreign tax credit limitation (benefit)             4.40      (7.77)        --
Cumulative effect of change in tax status          (4.09)        --         --
Pharmanex in-process research
   and development                                  2.80         --         --
Non-deductible expenses                              .83       1.72       1.92
Branch remittance gains and losses                 (1.38)      3.78       (.03)
Other                                               (.56)      (.23)      (.89)
                                                  ------     ------     ------
                                                   37.00%     32.50%     36.00%
                                                  ======     ======     ======

16.  Employee Benefit Plan

     The Company has a 401(k) defined contribution plan which permits participating employees to defer up to a maximum of 15% of their compensation, subject to limitations established by the Internal Revenue Code. Employees who work a minimum of 1,000 hours per year, who have completed at least one year of service and who are 21 years of age or older are qualified to participate in the plan. The Company matches 100% of the first 2% and 50% of the next 2% of each participant's contributions to the plan. Participant contributions are immediately vested. Company contributions vest based on the participant's years of service at 25% per year over four years. The Company's contribution totaled $829,000, $910,000 and $979,000 for the years ended December 31, 1998, 1999 and
2000, respectively.

17.  Derivative Financial Instruments

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

     At December 31, 1999 and 2000, the Company held foreign currency forward contracts with notional amounts totaling approximately $31.1 million and $28.9 million, respectively, to hedge foreign currency items. These contracts do not qualify as hedging transactions and, accordingly, have been marked to market. The net gain on foreign currency forward contracts was $2.6 million for the year ended December 31, 1998, the net loss on foreign currency forward contracts was $0.3 million for the year ended December 31, 1999 and the net gain on foreign currency forward contracts was $4.5 million for the year ended December 31, 2000. These contracts at December 31, 2000 have maturities through July 2001.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

18.  Supplemental Cash Flow Information

     Cash paid for interest totaled $3,731,000, $5,714,000 and $4,194,000 for the years ended December 31, 1998, 1999 and 2000, respectively. Cash paid for income taxes totaled $77,271,000, $76,596,000 and $30,860,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

Noncash investing and financing activities

     For the year ended December 31, 1998, noncash investing and financing activities were as follows: (1) $37.6 million distribution to the stockholders of the Acquired Entities (Note 3). (2) Purchase of Acquired Entities for $70.0 million in Preferred Stock and $6.2 million in long-term notes payable. Net assets acquired totaled $90.4 million and assumed liabilities totaled $171.3 (Note 3). (3) $25.0 million in contingent consideration issued to the NSI Stockholders. $8.8 million of the contingent payment was recorded as an increase in intangible assets and $16.2 million of the contingent payment was recorded as a reduction of stockholders' equity (Notes 3 and 7). (4) Purchase of Pharmanex for $77.6 million in Class A common stock and $0.2 million in cash. Net assets acquired totaled $3.6 million and assumed liabilities totaled $34.0 million (Note 4).

     For the year ended December 31, 1999, noncash investing and financing activities included the purchase of Big Planet for $29.2 million of which $14.6 million consisted of a note payable (Note 6).

19.  Segment Information

     As described in Note 1, the Company's operations throughout the world are divided into four reportable segments: North Asia, North America, Southeast Asia and Other Markets. Segment data includes intersegment revenue, intersegment profit and operating expenses and intersegment receivables and payables. The Company evaluates the performance of its segments based on operating income. Information as to the operations of the Company in each of the four segments is set forth below (U.S. dollars in thousands):

                                    Year Ended December 31,
                              -----------------------------------
                                1998         1999         2000
                              ---------    ---------    ---------
Revenue
North Asia                    $ 665,523    $ 619,283    $ 585,373
North America                   280,115      320,630      386,498
Southeast Asia                  320,606      265,604      271,246
Other Markets                    15,616       16,960       19,075
Eliminations                   (368,366)    (328,228)    (382,434)
                              ---------    ---------    ---------
   Totals                     $ 913,494    $ 894,249    $ 879,758
                              =========    =========    =========

                                    Year Ended December 31,
                              -----------------------------------
                                1998         1999         2000
                              ---------    ---------    ---------
Operating Income
North Asia                    $  89,075    $  84,396    $  42,331
North America                    55,051       12,457       18,708
Southeast Asia                   19,385       31,922       27,001
Other Markets                    (8,057)      (6,924)      (7,295)
Eliminations                        785        7,996        9,668
                              ---------    ---------    ---------
   Totals                     $ 156,239    $ 129,847    $  90,413
                              =========    =========    =========





Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                December 31,
                                           ----------------------
                                             1999         2000
                                           ---------    ---------
Total Assets
North Asia                                 $ 116,918    $  83,941
North America                                508,825      471,221
Southeast Asia                               111,204       76,279
Other Markets                                 12,007       13,039
Eliminations                                (105,739)     (53,677)
                                           ---------    ---------
   Totals                                  $ 643,215    $ 590,803
                                           =========    =========

     Information as to the Company's operations in different geographical areas is set forth below (U.S. dollars in thousands):

Revenue

     Revenue from the Company's operations in Japan totaled $654,168, $602,411 and $554,210 for the years ended December 31, 1998, 1999 and 2000, respectively. Revenue from the Company's operations in Taiwan totaled $119,511, $103,581 and $83,436 for the years ended December 31, 1998, 1999 and 2000, respectively. Revenue from the Company's operations in the United States (which includes intercompany revenue) totaled $280,115, $316,128 and $380,785 for the years ended December 31, 1998, 1999 and 2000, respectively.

Long-lived assets

     Long-lived assets in Japan were $29,314 and $23,782 as of December 31, 1999 and 2000, respectively. Long-lived assets in Taiwan were $3,381 and $3,235 as of December 31, 1999 and 2000, respectively. Long-lived assets in the United States were $310,255 and $313,415 as of December 31, 1999 and 2000, respectively.

20.  Commitments and Contingencies

     The Company is subject to governmental regulations pertaining to product formulation, labeling and packaging, product claims and advertising and to the Company's direct selling system. The Company is also subject to the jurisdiction of numerous foreign tax authorities. Any assertions or determination that either the Company or the Company's distributors is not in compliance with existing statutes, laws, rules or regulations could potentially have a material adverse effect on the Company's operations. In addition, in any country or jurisdiction, the adoption of new statutes, laws, rules or regulations or changes in the interpretation of existing statutes, laws, rules or regulations could have a material adverse effect on the Company and its operations. Although management believes that the Company is in compliance, in all material respects, with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company's compliance with applicable statutes, laws, rules and regulations will not be challenged by foreign authorities or that such challenges will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     COMMON STOCK. The Company's Class A common stock is listed on the New York Stock Exchange ("NYSE") and trades under the symbol "NUS". The Company's Class B common stock has no established trading market. The following table is based upon information available to the Company and sets forth the range of the high and low sales prices for the Company's Class A common stock for the quarterly periods during 1999 and 2000 based upon quotations on the NYSE.


         Quarter Ended                         High           Low
         -------------                       --------      --------
         March 31, 1999                      $  25.25      $  17.75
         June 30, 1999                          22.88         15.50
         September 30, 1999                     22.00         10.69
         December 31, 1999                      14.63          8.50

         Quarter Ended                         High           Low
         -------------                       --------      --------
         March 31, 2000                      $  10.38      $   7.88
         June 30, 2000                           8.25          5.75
         September 30, 2000                      7.50          5.50
         December 31, 2000                       6.75          4.25


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

     The closing price of the Company's Class A common stock on March 9, 2001 was $8.01. The approximate number of holders of record of the Company's Class
A common stock and Class B common stock as of March 9, 2001 was 896 and 57, respectively. This number of record holders does not represent the actual number of beneficial owners of shares of the Company's Class A common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

     In February 2001, the board of directors authorized the Company to declare a quarterly cash dividend of $0.05 per share for all classes of common stock. This initial quarterly cash dividend was be paid on March 28, 2001, to stockholders of record on March 12, 2001. Management believes that cash flows from operations will be sufficient to fund this and future dividend payments.