Form 10-K/A, Exhibit 13
period 2000-12-31
NU SKIN ENTERPRISES INC
filed 2001-09-14
CIK 1021561

EXHIBIT 13


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

                              Results of Operations

     The following tables set forth operating results and operating results as a percentage of revenue, respectively, for the periods indicated.

                                                     Year Ended December 31,
                                                 ------------------------------
                                                   1998       1999       2000
                                                 --------   --------   --------
                                                   (U.S. dollars in millions)
Revenue                                          $  913.5   $  894.3   $  879.8
Cost of sales                                       188.5      151.7      149.4
Cost of sales -- amortization of inventory
  step-up                                            21.6         --         --
                                                 --------   --------   --------
Gross profit                                        703.4      742.6      730.4
                                                 --------   --------   --------
Operating expenses:
  Distributor incentives                            331.4      347.0      345.3
  Selling, general and administrative               202.2      265.8      294.7
  In-process research and development                13.6         --         --
                                                 --------   --------   --------
     Total operating expenses                       547.2      612.8      640.0
                                                 --------   --------   --------
  Operating income                                  156.2      129.8       90.4
  Other income (expense), net                        13.6       (1.4)       6.0
                                                 --------   --------   --------
Income before provision for income taxes
  and minority interest                             169.8      128.4       96.4
Provision for income taxes                           62.8       41.7       34.7
Minority interest                                     3.1         --         --
                                                 --------   --------   --------
Net income                                       $  103.9   $   86.7   $   61.7
                                                 ========   ========   ========
Unaudited supplemental data(1):
  Income  before  pro  forma   provision for
     income taxes and minority interest          $  169.8
  Pro forma provision for income taxes               66.0
  Pro forma minority interest                         1.9
                                                 --------
  Pro forma net income                           $  101.9
                                                 ========

                                                     Year Ended December 31,
                                                 ------------------------------
                                                   1998       1999       2000
                                                 --------   --------   --------
Revenue                                             100.0%     100.0%     100.0%
Cost of sales                                        20.6       17.0       17.0
Cost of sales-- amortization of
   inventory step-up                                  2.4         --         --
                                                 --------   --------   --------
Gross profit                                         77.0       83.0       83.0
                                                 --------   --------   --------
Operating expenses:
   Distributor incentives                            36.3       38.8       39.2
   Selling, general and administrative               22.1       29.7       33.5
   In-process research and development                1.5         --         --
                                                 --------   --------   --------
      Total operating expenses                       59.9       68.5       72.7
                                                 --------   --------   --------
Operating income                                     17.1       14.5       10.3
Other income (expense), net                           1.5        (.1)        .7
                                                 --------   --------   --------
Income before provision for income taxes
   and minority interest                             18.6       14.4       11.0
Provision for income taxes                            6.9        4.7        4.0
Minority interest                                      .3         --         --
                                                 --------   --------   --------
Net income                                           11.4%       9.7%       7.0%
                                                 ========   ========   ========
Unaudited supplemental data(1):
   Income before pro forma provision for
      income taxes and minority interest             18.6%
   Pro forma provision for income taxes               7.2
   Pro forma minority interest                         .2
                                                 --------
   Pro forma net income                              11.2%
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
                                                           ============    ============

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     The consolidated statements of income include a pro forma presentation for income taxes, including the effect on minority interest, which would have been recorded if the Company's Subsidiaries had been taxed as C corporations for all periods presented. A reconciliation of the Company's pro forma effective tax rate for the year ended December 31, 1998 and the actual tax rate for the years ended December 31, 1999 and 2000 compared to the statutory U.S. Federal tax rate is as follows:

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

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Nu Skin Enterprises, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Nu Skin Enterprises, Inc. and its subsidiaries at December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Salt Lake City, Utah
February 12, 2001

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