Form 10-K, Exhibit 13
period 1998-12-31
NU SKIN ENTERPRISES INC
filed 2007-03-22
CIK 1021561

EX-13

                             SELECTED FINANCIAL DATA

                                                                       Year Ended December 31,
                                                       1994         1995         1996         1997         1998
                                                    ----------   ----------   ----------   ----------   ----------
                                                                 (in thousands, except per share data)
Income Statement Data:
Revenue............................................ $  330,680   $  435,855   $  761,638   $  953,422   $  913,494
Cost of sales......................................     76,012      101,474      171,187      191,218      188,457
Cost of sales - amortization of inventory step-up..         --           --           --           --       21,600
                                                    ----------   ----------   ----------   ----------   ----------
Gross profit.......................................    254,668      334,381      590,451      762,204      703,437
                                                    ----------   ----------   ----------   ----------   ----------
Operating expenses:
    Distributor incentives.........................    104,994      139,495      282,588      362,195      331,448
    Selling, general and administrative                 86,931      115,950      168,706      201,880      202,150
    Distributor stock expense......................         --           --        1,990       17,909           --
    In-process research and development                     --           --           --           --       13,600
                                                    ----------   ----------   ----------   ----------   ----------
Total operating expenses...........................    191,925      255,445      453,284      581,984      547,198
                                                    ----------   ----------   ----------   ----------   ----------
Operating income...................................     62,743       78,936      137,167      180,220      156,239
Other income (expense), net........................       (394)         650       10,771        8,973       13,599
                                                    ----------   ----------   ----------   ----------   ----------
Income before provision for income
    taxes and minority interest....................     62,349       79,586      147,938      189,193      169,838
Provision for income taxes.........................     10,071       19,141       49,526       55,707       62,840
Minority interest                                        7,561       10,498       13,700       14,993        3,081
                                                    ----------   ----------   ----------   ----------   ----------
Net income......................................... $   44,717   $   49,947   $   84,712   $  118,493   $  103,917
                                                    ==========   ==========   ==========   ==========   ==========

Net income per share:
        Basic................................................................    $  1.07      $  1.42      $  1.22
        Diluted..............................................................    $  1.02      $  1.36      $  1.19
Weighted average common shares outstanding:
    Basic....................................................................     79,194       83,331       84,894
    Diluted..................................................................     83,001       87,312       87,018



                                                                          As of December 31,
                                                                         --------------------
                                                       1994         1995         1996         1997         1998
                                                    ----------   ----------   ----------   ----------   ----------
                                                                            (in thousands)
Balance Sheet Data:
Cash and cash equivalents.......................    $   63,550   $   84,000   $  214,823   $  174,300   $  188,827
Working capital.................................        65,446       56,801      143,308      123,220      164,597
Total assets....................................       119,908      182,154      380,482      405,004      606,433
Short term notes payable to stockholders........            --           --       71,487       19,457           --
Long term notes payable to stockholders.........            --           --           --      116,743           --
Short term debt.................................            --           --           --           --       14,545
Long term debt..................................            --           --           --           --      138,734
Stockholders' equity............................        63,849       68,363      113,495       94,892      254,642

                                                                          As of December 31,
                                                                         --------------------
                                                       1994         1995         1996         1997         1998
                                                    ----------   ----------   ----------   ----------   ----------
Other Information(1):
Number of active distributors...................       182,000      260,000      397,000      448,000      470,000
Number of executive distributors................         6,391        8,173       21,479       22,689       22,781

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

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

        The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the related notes thereto, which are included in this report.

General

        Nu Skin Enterprises, Inc. (the "Company"), is a network marketing company involved in the distribution and sale of premium quality, innovative personal care and nutritional products and, following the planned acquisition of Big Planet, Inc. discussed below, Internet and telecommunication products and services. The Company distributes Nu Skin-branded products in markets throughout the world. The Company's operations throughout the world are divided into three regions: North Asia, which consists of Japan and South Korea; Southeast Asia, which consists of Taiwan, Thailand, Hong Kong (including Macau), the Philippines, Australia, and New Zealand; and Other Markets, which consists of the United Kingdom, Austria, Belgium, Denmark, France, Germany, Italy, Ireland, Poland, Portugal, Spain, Sweden, the Netherlands, Brazil (the Company's subsidiaries operating in these countries are collectively referred to as the "Subsidiaries") and sales to and license fees from the Company's North American private affiliates. In 1998, the Company acquired Generation Health Holdings, Inc., the parent of Pharmanex, Inc. (the "Pharmanex Acquisition"). With the Pharmanex Acquisition, the Company increased its nutritional product development and formulation capabilities. In February 1999, the Company announced its intent to acquire certain assets of its North American private affiliates as well as to acquire Big Planet, Inc., an Internet-based affiliate of the Company.

        The Company's revenue is primarily dependent upon the efforts of a network of independent distributors who purchase products and sales materials from the Company in their local currency and who constitute and/or sell to the Company's customers. The Company recognizes revenue when products are shipped and title passes to these independent distributors. Revenue is net of returns, which have historically been less than 3.5% of gross sales. Distributor incentives are paid to several levels of distributors on each product sale. The amount and recipient of the incentive varies depending on the purchaser's position within the Global Compensation Plan. These incentives are classified as operating expenses. The following table sets forth revenue information for the time periods indicated. This table should be reviewed in connection with the tables presented under "Results of Operations" which disclose distributor incentives and other costs associated with generating the aggregate revenue presented.

                                         Year Ended December 31,
  Region                       1996               1997               1998
  ------                   ------------       ------------       ------------
                                              (in millions)
  North Asia                $    502.4          $   673.6         $    665.5
  Southeast Asia                 183.7              225.3              159.7
  Other Markets                   75.5               54.5               88.3
                           ------------       ------------       ------------
                            $    761.6          $   953.4         $    913.5
                           ============       ============       ============

        Revenue generated in North Asia represented 73% of total revenue generated during 1998. The Company's operations in Japan generated 98% of the North Asia revenue. Revenue from the Southeast Asia operations generated 17% of total revenue generated in 1998. The Company's operations in Taiwan generated 75% of the Southeast Asia revenue. Revenue generated in Other Markets represented the remaining 10% of total revenue generated in 1998. The majority of the Other Market revenue in 1998 is generated from sales to and license fees from the Company's North American private affiliates.

[GRAPHIC OMITTED] - Pie chart showing 1998 revenue by region

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

        Distributor incentives are the Company's most significant expense. Distributor incentives are paid to distributors on a monthly basis based upon their personal and group sales volume as well as the group sales volume of up to six levels of executive distributors in their downline sales organization. These incentives are computed each month based on the sales volume and network of the Company's global distributor force. Small fluctuations occur in the amount of incentives paid as the network of distributors actively purchasing products changes from month to month. However, due to the size of the Company's distributor force, with nearly 500,000 active distributors, the fluctuation in the overall payout is relatively small. The overall payout averages from 39% to 41% of global product sales. Pursuant to the agreements between the Company and its North American affiliates, the North American affiliated entities are contractually obligated to pay a distributor commission expense of 42.0% of commissionable product sales to the Company each month to cover the commission obligation from the sales of Nu Skin products in North America. Additionally, distributor incentives include the cost of computing and paying commissions as well as the cost of various incentive programs for distributors including an annual trip to Hawaii for the Company's leading distributors. These additional costs average approximately 1% of revenue and are included in distributor incentives. Because the Company's revenue includes sales of both commissionable and non-commissionable items, distributor incentives as a percentage of total revenue have ranged from approximately 36.8% to 38.9% since December 31, 1994. Non-commissionable items consist of sales materials and starter kits as well as sales to the Company's North American private affiliates.

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

        Selling, general and administrative expenses include wages and benefits, rents and utilities, travel and entertainment, promotion and advertising, research and development and professional fees.

        Provision for income taxes is dependent on the statutory tax rates in each of the countries in which the Company operates. For example, statutory tax rates are 16.0% in Hong Kong, 25.0% in Taiwan, 30.0% in Thailand, 30.1% in South Korea, 35.0% in the Philippines and 57.9% in Japan. However, the statutory tax rate in Japan is scheduled to be reduced to 54.3% for fiscal years beginning in 1999 and in the Philippines the rate is scheduled to be reduced to 33% and 32% in 1999 and 2000, respectively. The Company operates a regional business center in Hong Kong, which bears inventory obsolescence and currency exchange risks. Any income or loss incurred by the regional business center is not subject to taxation in Hong Kong. In addition, since the incorporation of the Company in 1996, the Company has been subject to taxation in the United States, where it is incorporated, at a statutory corporate federal tax rate of 35.0%. However, the Company receives foreign tax credits in the U.S. for the amount of foreign taxes actually paid in a given period, which are utilized to reduce taxes payable in the United States.

        In March 1998, the Company completed the acquisition (the "NSI Acquisition") of the capital stock of Nu Skin International, Inc. ("NSI"), NSI affiliates in Europe, South America, Australia and New Zealand and certain other NSI affiliates (the "Acquired Entities"). Inasmuch as a portion of the Acquired Entities were under common control, the Company's consolidated financial statements have been combined and restated as if the Company and the Acquired Entities had been combined during all periods presented.

        Minority interest represents the earnings of the Acquired Entities which are not under common control. The minority interest at March 26, 1998 was purchased as part of the NSI Acquisition.

        In connection with the Pharmanex Acquisition, the Company allocated $13.6 million to purchased in-process research and development. During 1998, the in-process research and development amount was fully written off.

        In February 1999, the Company announced its intent to acquire Big Planet, Inc., certain assets of Nu Skin USA, Inc. and the Company's remaining affiliates in Canada, Mexico and Guatemala for approximately $40.0 million in cash, $14.5 million in a three-year note and the assumption of certain liabilities. In connection with the Nu Skin USA acquisition which was concluded in March 1999, the Company, through a newly formed wholly owned subsidiary, acquired certain assets of Nu Skin USA, including equipment, inventory, intellectual property, marketing materials, contracts related to the network marketing of NSI's personal care and nutritional products, and approximately 620,000 shares of Class A Common Stock of the Company, in exchange for cash in the amount of approximately $8.7 million and the assumption of approximately
$8.0 million of Nu Skin USA liabilities. NSI, a subsidiary of the Company, terminated various license agreements and other intercompany agreements with Nu Skin USA and paid Nu Skin USA a $10.0 million termination fee.

        The Company is currently pursuing the proposed acquisitions of Big Planet, Inc., and the Company's remaining private affiliates in Canada, Mexico and Guatemala.

Results of Operations

        The following tables set forth operating results and operating results as a percentage of revenue, respectively, for the periods indicated.

                                                                          Year Ended December 31,
                                                                               (in millions)
                                                                       1996         1997         1998
                                                                     --------     --------     --------
Revenue ..........................................................   $  761.6     $  953.4     $  913.5
Cost of sales ....................................................      171.2        191.2        188.5
Cost of sales - amortization of inventory step-up ................         --           --         21.6
                                                                     --------     --------     --------
Gross profit .....................................................      590.4        762.2        703.4

Operating expenses:
    Distributor incentives .......................................      282.6        362.2        331.4
    Selling, general and administrative ..........................      168.7        201.9        202.2
    Distributor stock expense ....................................        2.0         17.9           --
    In-process research and development ..........................         --           --         13.6
                                                                     --------     --------     --------
Total operating expenses .........................................      453.3        582.0        547.2
                                                                     --------     --------     --------

Operating income .................................................      137.1        180.2        156.2
Other income (expense), net ......................................       10.8          9.0         13.6
                                                                     --------     --------     --------
Income before provision for income taxes and minority interest ...      147.9        189.2        169.8
Provision for income taxes .......................................       49.5         55.7         62.8
Minority interest ................................................       13.7         15.0          3.1
                                                                     --------     --------     --------
Net income .......................................................   $   84.7     $  118.5     $  103.9
                                                                     ========     ========     ========

Unaudited supplemental data(1):
    Income before pro forma provision for income taxes and
        minority interst..........................................   $  147.9     $  189.2     $  169.8
    Pro forma provision for income taxes..........................       54.7         71.9         66.0
    Pro forma minority interest...................................        8.6          9.3          1.9
                                                                     --------     --------     --------
    Pro forma net income..........................................   $   84.6     $  108.0     $  101.9
                                                                     ========     ========     ========


                                                                           Year Ended December 31,
                                                                       1996         1997         1998
                                                                     --------     --------     --------
Revenue.........................................................        100.0%       100.0%       100.0%
Cost of sales...................................................         22.5         20.1         20.6
Cost of sales - amortization of inventory step-up...............           --           --          2.4
                                                                     --------     --------     --------
Gross profit....................................................         77.5         79.9         77.0

Operating expenses:
    Distributor incentives......................................         37.1         38.0         36.3
    Selling, general and administrative.........................         22.1         21.2         22.1
    Distributor stock expense...................................           .3          1.9           --
    In-process research and development.........................           --           --          1.5
                                                                     --------     --------     --------
Total operating expenses........................................         59.5         61.1         59.9
                                                                     --------     --------     --------

Operating income................................................         18.0         18.8         17.1
Other income (expense), net.....................................          1.4           .9          1.5
                                                                     --------     --------     --------
Income before provision for income taxes and minority interest..         19.4         19.7         18.6
Provision for income taxes......................................          6.5          5.8          6.9
Minority interest...............................................          1.8          1.5           .3
                                                                     --------     --------     --------
Net income......................................................         11.1%        12.4%        11.4%
                                                                     ========     ========     ========

Unaudited supplemental data(1):
    Income before pro forma provision for income taxes and
        minority interest.......................................         19.4%        19.7%        18.6%
    Pro forma provision for income taxes........................          7.2          7.5          7.2
    Pro forma minority interest.................................          1.1           .9           .2
                                                                     --------     --------     --------
    Pro forma net income........................................         11.1%        11.3%        11.2%
                                                                     ========     ========     ========
-------------------

(1) Reflects adjustment for Federal and state income taxes as if the Company's subsidiaries had been taxed as C corporations rather than as S corporations for the years ended December 31, 1996, 1997 and 1998.

1998 Compared to 1997

        Revenue decreased 4.2% to $913.5 million from $953.4 million for the years ended December 31, 1998 and 1997, respectively. The decrease in revenue resulted primarily from significant weakening of the Japanese yen and other Asian currencies relative to the U.S. dollar, an increasing competitive environment in Taiwan and the economic downturn in Asia, particularly in South Korea and Thailand. These issues more than offset the increase in revenue from the Company's other markets including license fees from and product sales to the Company's private North American affiliated entities.

        Revenue in North Asia, which consists of Japan and South Korea, decreased to $665.5 million from $673.6 million for the years ended December 31, 1998 and 1997, respectively. Economic challenges and a weakened currency in South Korea resulted in a significant decline in South Korean revenue from $74.2 million for the year ended December 31, 1997 to $11.4 million in 1998. This revenue decline was offset by revenue in Japan which increased from $599.4 million for the year ended December 31, 1997 to $654.2 million in 1998. In spite of challenging economic conditions in Japan, the Company recorded increases in revenue in Japan of 9.1% in U.S. dollar terms and 17.6% in local currency terms from 1997 to 1998. This increase is attributed to continued growth of the personal care and nutritional product lines and a strong Japanese distributor force.

        Revenue in Southeast Asia, which consists of Taiwan, Thailand, Hong Kong, the Philippines, Australia and New Zealand, totaled $159.7 million for the year ended December 31, 1998, down from revenue of $225.3 million for the year ended December 31, 1997, a decrease of 29.1%. The Company's operations in Taiwan have continued to suffer the impact of increased competition and currency devaluation which resulted in a decline in revenue from $168.6 million in 1997 to $119.5 million in 1998. In addition, the Company's operations in Thailand have been impacted negatively by Thailand's economic challenges and currency devaluation resulting in a revenue decrease to $8.3 million in 1998 from $22.8 million in 1997.

        The declines in North and Southeast Asia were partially offset by aggregate revenue increases in the Company's other markets, which include the United Kingdom, Germany, Italy, the Netherlands, France, Belgium, Spain, Portugal, Ireland, Austria, Poland, Denmark, Sweden, Brazil and product sales to and license fees from the Company's North American private affiliates. Aggregate revenue in these markets increased to $88.3 million for the year ended December 31, 1998 from $54.5 million for the year ended December 31, 1997, an increase of 62.0%. These increases were primarily due to increased revenue from the Company's North American private affiliates following a successful global convention held in the first quarter of 1998, as well as increased sales from the openings of the Company's operations in Poland, Denmark, Sweden and Brazil in 1998 and the introduction of nutritional products in several European markets in 1998.

        Gross profit as a percentage of revenue was 77.0% for the year ended December 31, 1998 compared to 79.9% for the year ended December 31, 1997. The amortization of the step-up of inventory from the NSI Acquisition increased cost of sales by $21.6 million for the year ended December 31, 1998. Without this non-recurring charge, gross profit as a percentage of revenue would have been 79.4% for the year ended December 31, 1998. The Company purchases goods in U.S. dollars and recognizes revenue in local currency and is consequently subjected to exchange rate risks in its gross margins. The negative pressure on gross margins, due primarily to weakened currencies throughout the Company's Asian markets, was somewhat offset by gross margin improvement as a result of price increases in certain markets in 1998. In addition, increased local manufacturing, including the local manufacturing in Taiwan of LIFEPAK, the Company's leading nutritional product, improved and stabilized gross margins.

        Distributor incentives as a percentage of revenue decreased to 36.3% for the year ended December 31, 1998 from 38.0% for the year ended December 31, 1997. The primary reason for this decrease was increased revenue in 1998 from product sales to and license fees from the Company's North American private affiliates which is not subject to incentives being paid by the Company.

        Selling, general and administrative expenses as a percentage of revenue increased to 22.1% for the year ended December 31, 1998 from 21.2% for the year ended December 31, 1997. This increase was primarily due to the revenue declines in 1998 and increases in U.S. dollar-based selling, general and administrative expenses, resulting from the NSI Acquisition. In dollar terms, selling, general and administrative expenses increased slightly from $201.9 million in 1997 to $202.2 million in 1998. In spite of the increases in selling, general and administrative expenses from the NSI Acquisition, the selling, general and administrative expenses in the local markets decreased in U.S.
dollar terms due to weakened local currencies.

        Distributor stock expense of $17.9 million for the year ended December 31, 1997 reflects a one-time grant of distributor stock options at an exercise price of $5.75 per share, 25% of the per share offering price in the Company's initial public offering completed in November 1996. This non-cash expense is non-recurring and was only recorded in the fourth quarter of 1996 and in each of the four quarters of 1997. There are currently no plans to repeat this or other similar distributor stock incentive programs.

        In-process research and development expense of $13.6 million for the year ended December 31, 1998 reflects a one-time expense for research and development intangible assets purchased in the Pharmanex Acquisition during the fourth quarter of 1998. This non-cash expense is non-recurring and was only recorded in the fourth quarter of 1998.

        Operating income decreased 13.3% to $156.2 million for the year ended December 31, 1998 from $180.2 million in 1997. Operating margin decreased to 17.1% in 1998 from 18.8% in 1997. The operating income and margin decreases resulted from declines in U.S. dollar revenue in North and Southeast Asia, lower gross margins as a result of significant weakening in foreign currencies in North and Southeast Asia and by the non-recurring amortization of inventory step-up and in-process research and development expenses recorded in the Company's other markets in 1998, and was partially offset by the distributor stock expense recorded in 1997.

        Other income increased from $9.0 million for the year ended December 31, 1997 to $13.6 million for the year ended December 31, 1998. The increase was primarily caused by yen-based hedging gains from forward contracts and intercompany loans during 1998.

        Provision for income taxes increased to $62.8 million for the year ended December 31, 1998 from $55.7 million for the year ended December 31, 1997 due to an increase in the effective tax rate from 29.4% to 37.0% for the same periods, which more than offset the decreased operating income in 1998 compared to 1997. The increase in the effective tax rate is due to the Acquired Entities being taxed as C corporations rather than as S corporations during most of 1998. The pro forma provision for income taxes decreased to $66.0 million for the year ended December 31, 1998 from $71.9 million for the year ended December 31, 1997 due to decreased income in 1998. The pro forma provision for income taxes presents income taxes as if the Acquired Entities had been taxed as C corporations rather than as S corporations for the years ended December 31, 1998 and 1997.

        Minority interest relates to the earnings of the Acquired Entities which are not under common control. The minority interest at March 26, 1998 was purchased as part of the NSI Acquisition. Accordingly, minority interest does not continue after the NSI Acquisition.

        Net income decreased by $14.6 million to $103.9 million for the year ended December 31, 1998 compared with the same period in 1997 due primarily to the amortization of inventory step-up and in-process research and development expense recorded in 1998 partially offset by distributor stock expense recorded in 1997. Net income as a percentage of revenue decreased to 11.4% for the year ended December 31, 1998 as compared to 12.4% for the same period in 1997.

1997 Compared to 1996

        Revenue increased 25.2% to $953.4 million from $761.6 million for the years ended December 31, 1997 and 1996, respectively. The increase in revenue resulted primarily from continued revenue growth in North and Southeast Asia related to the personal care and nutritional product lines.

        Revenue in North Asia, which consists of Japan and South Korea, increased to $673.6 million from $502.4 million for the years ended December 31, 1997 and 1996, respectively. Revenue in Japan increased from $380.0 million for the year ended December 31, 1996 to $599.4 million in 1997. This increase in revenue was primarily a result of continued growth of the personal care and nutritional product lines, which grew 43.8% and 94.9%, respectively, in 1997 and 1996. Additionally, revenue in Japan increased following a distributor convention held in the first quarter of 1997 and the sponsorship of the Japan Supergames featuring National Basketball Association stars in the third quarter of 1997. Offsetting revenue growth in North Asia was the decrease in revenue in South Korea from $122.3 million in 1996 to $74.2 million in 1997, which was primarily due to economic challenges and a weakened currency in South Korea.

        Revenue in Southeast Asia, which consists of Taiwan, Thailand, Hong Kong, Australia and New Zealand, totaled $225.3 million for the year ended December 31, 1997 from revenue of $183.7 million for the year ended December 31, 1996, an increase of 22.6%. Revenue in Taiwan increased to $168.6 million in 1997 from $154.5 million in 1996, an increase of 9.1%, primarily as a result of growth in nutritional product sales following the late 1996 introduction of LIFEPAK, the Company's leading nutritional supplement. In addition, the Company's operations in Thailand commenced in March 1997 and generated revenue of $22.8 million in 1997. Revenue in Hong Kong increased to $21.3 million in 1997 from $17.0 million in 1996 as a result of growth in nutritional product sales following the introduction of LIFEPAK in the first quarter of 1997.

        The increases in North and Southeast Asia were partially offset by an aggregate revenue decrease in the Company's other markets, which include the United Kingdom, Germany, Italy, the Netherlands, France, Belgium, Spain, Portugal, Ireland, Austria and product sales to and license fees from the Company's North American private affiliates. Aggregate revenue in these markets decreased to $54.5 million for the year ended December 31, 1997 from $75.5 million for the year ended December 31, 1996, a decrease of 27.8%. These decreases were primarily due to higher revenue recorded in 1996 as a result of a successful global convention held in 1996 by the Company's North American private affiliates.

        Gross profit as a percentage of revenue was 79.9% for the year ended December 31, 1997 compared to 77.5% for the year ended December 31, 1996. Gross margin improvement resulted from price increases throughout North and Southeast Asia which occurred during the second quarter of 1997. In addition, increased local manufacturing efforts were designed to improve and stabilize gross margins.

        Distributor incentives as a percentage of revenue increased to 38.0% for the year ended December 31, 1997 from 37.1% for the year ended December 31, 1996. The primary reason for this increase was decreased revenue in 1997 from product sales to and license fees from the Company's North American private affiliates which is not subject to incentives being paid by the Company.

        Selling, general and administrative expenses as a percentage of revenue decreased to 21.2% for the year ended December 31, 1997 from 22.1% for the year ended December 31, 1996. In dollar terms, selling, general and administrative expenses increased from $168.7 million in 1996 to $201.9 million in 1997. This increase, in dollar terms, was primarily due to increased promotion expenses of approximately $4.0 million resulting from the expense of sponsoring the Japan Supergames and approximately $2.0 million resulting from distributor conventions held during the first quarter of 1997. In addition, other general and administrative expenses were higher in 1997 as a result of expenses of operating as a public company and as a result of increased spending in each of the Company's markets to support current operations. These increased costs were offset as a percentage of revenue by increased operating efficiencies as the Company's revenue increased.

        Distributor stock expense of $17.9 million and $2.0 million for the years ended December 31, 1997 and 1996, respectively, reflects a one-time grant of distributor stock options at an exercise price of $5.75 per share, 25% of the per share offering price in the Company's initial public offering completed in November 1996. This non-cash expense is non-recurring and was only recorded in the fourth quarter of 1996 and in each of the four quarters of 1997.

        Operating income increased 31.3% to $180.2 million for the year ended December 31, 1997 from $137.1 million in 1996. Operating margin increased to 18.8% in 1997 from 18.0% in 1996. The operating income and margin increases resulted from increases in U.S. dollar revenue in North and Southeast Asia and improved gross margins as a result of price changes during the second quarter of 1997 in North and Southeast Asia, which were partially offset by the $17.9 million distributor stock expense recorded in 1997.

        Other income decreased from $10.8 million for the year ended December 31, 1996 to $9.0 million for the year ended December 31, 1997. The decrease was primarily caused by the exchange losses relating to intercompany balances denominated in foreign currencies offset by hedging gains from forward contracts and intercompany loans.

        Provision for income taxes increased to $55.7 million for the year ended December 31, 1997 from $49.5 million for the year ended December 31, 1996 due to increased income that was offset partially by the decrease in the effective tax rate to 29.4% from 33.5% for the same periods. The decrease in the effective tax rate is due to the Company's termination of its S corporation status during 1996. The pro forma provision for income taxes increased to $71.9 million for the year ended December 31, 1997 from $54.7 million for the year ended December 31, 1996 due to increased income in 1997. The pro forma provision for income taxes presents income taxes as if the Acquired Entities had been taxed as C corporations rather than as S corporations for the years ended December 31, 1997 and 1996.

        Minority interest relates to the earnings of the Acquired Entities which are not under common control. The minority interest at March 26, 1998 was purchased as part of the NSI Acquisition. Accordingly, minority interest does not continue after the NSI Acquisition.

        Net income increased by $33.8 million to $118.5 million for the year ended December 31, 1997 compared with the same period in 1996 due primarily to the increase in revenue and improvements in gross margins in 1997 partially offset by distributor stock expense recorded in 1997. Net income as a percentage of revenue increased to 12.4% for the year ended December 31, 1997 as compared to 11.1% for the same period in 1996.

Liquidity and Capital Resources

        Historically, the Company's principal needs for funds have been for distributor incentives, working capital (principally inventory purchases), operating expenses, capital expenditures and the development of new markets. The Company has generally relied entirely on cash flow from operations to meet its business objectives without incurring long-term debt to unrelated third parties to fund operating activities.

        The Company generates significant cash flow from operations due to favorable gross margins and minimal capital requirements. Additionally, the Company does not generally extend credit to distributors, but requires payment prior to shipping products. This process eliminates the need for significant accounts receivable from distributors. During the first quarter of each year, the Company pays significant accrued income taxes in many foreign jurisdictions including Japan. These large cash payments generally more than offset significant cash generated in the first quarter. During the year ended December 31, 1998, the Company generated $118.6 million from operations compared to $108.6 million generated during the year ended December 31, 1997. This increase in cash generated from operations is primarily due to the repayment of significant related party payables to the Company's North American private affiliates in 1997 by NSI in connection with the spin-off of its U.S. operations and reduced purchases of inventories and other assets in 1998.

        As of December 31, 1998, working capital was $164.6 million compared to $123.2 million as of December 31, 1997. This increase is largely due to increased cash balances as well as increased inventory levels and other current assets. Cash and cash equivalents at December 31, 1998 and 1997 were $188.8 million and $174.3 million, respectively.

                              Key Management Ratios
                          -----------------------------
                          Quick Ratio               1.1
                          Current Ratio             1.9
                          Debt/Equity               .54
                          ROA                      20.5%
                          ROE                      56.9%

        Capital expenditures, primarily for equipment, computer systems and software, office furniture and leasehold improvements, were $18.3 million and $14.4 million for the years ended December 31, 1998 and 1997, respectively. In addition, the Company anticipates additional capital expenditures in 1999 of $40.0 million to further enhance its infrastructure, including enhancements to computer systems and software and call-center facilities in order to accommodate anticipated future growth.

        In March 1998, the Company completed its acquisition of the Acquired Entities for $70.0 million in preferred stock and long-term notes payable to the stockholders of the Acquired Entities (the"NSI Stockholders") totaling approximately $6.2 million. Also, as part of the NSI Acquisition, the Company assumed approximately $171.3 million in S distribution notes and incurred acquisition costs totaling $3.0 million. During the second quarter of 1998, the S distribution notes and long-term notes payable to the NSI Stockholders were paid in full with proceeds from the credit facility described below. In addition, NSI and the Company met certain earnings growth targets in 1998 resulting in a contingent payment payable to the NSI Stockholders of $25.0 million as of December 31, 1998. Contingent upon NSI and the Company meeting certain earnings growth targets over the next three years, the Company may pay up to $25.0 million in cash in each of the next three years to the NSI Stockholders. The contingent consideration of $25.0 million earned in 1998 is to be paid in the second quarter of 1999 and has been accounted for as an adjustment to the purchase price and allocated to the Acquired Entities' assets and liabilities. Any additional contingent consideration paid over the next three years, if any, will be accounted for in a similar manner.

        In May 1998, the Company and its Japanese subsidiary Nu Skin Japan Co., Ltd. entered into a $180.0 million credit facility with a syndicate of financial institutions for which ABN-AMRO, N.V. acted as agent. This credit facility was used to satisfy Company liabilities which were assumed as part of the NSI Acquisition. The Company borrowed $110.0 million and Nu Skin Japan Co., Ltd. borrowed the Japanese yen equivalent of $70.0 million denominated in local currency. Payments totaling $41.6 million were made during the second quarter of 1998 relating to the $180.0 million credit facility. As of December 31, 1998, the balance relating to the $180.0 million credit facility totaled $153.3 million. The U.S. portion of the credit facility bears interest at either a base rate as specified in the credit facility or the London Inter-Bank Offer Rate plus an applicable margin, in the borrower's discretion. The Japanese portion of the credit facility bears interest at either a base rate as specified in the credit facility or the Tokyo Inter-Bank Offer Rate plus an applicable margin, in the borrower's discretion. The maturity date for the credit facility is three years from the borrowing date, with a possible extension of the maturity date upon approval of the then outstanding lenders. The credit facility provides that the amounts borrowed are to be used for general corporate purposes. The credit facility also contains other terms and conditions and affirmative and negative financial covenants customary for credit facilities of this type. As of December 31, 1998, the Company has continued to comply with all financial and other covenants under the credit facility.

        During 1998, the Board of Directors authorized the Company to repurchase up to $20.0 million of the Company's outstanding shares of Class A Common Stock. As of December 31, 1998, the Company had repurchased 917,254 shares for an aggregate price of approximately $10.5 million.

        In October 1998, the Company completed the Pharmanex Acquisition for $77.6 million, which consisted of approximately 4.0 million shares of the Company's Class A Common Stock, including 261,008 shares issuable upon exercise of options assumed by the Company. Contingent upon Pharmanex meeting specific revenue and other requirements, approximately 565,000 of the 4.0 million shares are being held in escrow and will be returned to the Company if such requirements are not met within one year from the date of the Pharmanex Acquisition. The contingent shares issued, if any, will be accounted for as an adjustment to the purchase price and allocated to the acquired assets and liabilities. Also, as part of the Pharmanex Acquisition, the Company assumed approximately $34.0 million in liabilities and incurred acquisition costs totaling $1.3 million. The net assets acquired totaling $3.6 million include net deferred tax assets totaling $0.8 million. In connection with the closing of the Pharmanex Acquisition, the Company paid approximately $29.0 million relating to the assumed liabilities. Under the terms of the Pharmanex Acquisition, the Company was required to pay up to an additional $32.0 million in consideration if the Company's stock price failed to trade at certain agreed upon levels. Based on the Company's stock price performance following the Pharmanex Acquisition, the Company is no longer obligated to make any further payments.

        Under its operating agreements with other Nu Skin affiliated companies, the Company incurs related party payables and receivables. The Company had related party payables of $25.0 million and $10.0 million at December 31, 1998 and 1997, respectively. In addition, the Company had related party receivables of $22.3 million and $23.0 million, respectively, at those dates. Related party balances outstanding in excess of 60 days bear interest at a rate of 2% above the U.S. prime rate. As of December 31, 1998, no material related party payables or receivables had been outstanding for more than 60 days.

        Management considers the Company to be liquid and able to meet its obligations on both a short and long-term basis. Management currently believes existing cash balances together with future cash flows from operations will be adequate to fund cash needs relating to the implementation of the Company's strategic plans.

Year 2000

        The Company has developed a comprehensive plan to address Year 2000 issues. In connection with this plan, the Company has established a committee that is responsible for assessing and testing the Company's systems to identify Year 2000 issues, and overseeing the upgrade or remediation of non-compliant Year 2000 systems. This committee reports on a regular basis to the executive management team of the Company and the Audit Committee of the Board of Directors on the progress and status of the plan and the Year 2000 issues affecting the Company.

        To date, the Company has completed a broad scope assessment and audit of its information technology systems and non-information technology systems to identify and prioritize potential Year 2000 issues and is currently performing a micro-based assessment designed to identify specific Year 2000 issues at the hardware, software, and processing levels. Through this process the Company has identified potential Year 2000 issues in its information systems and is in the process of addressing these issues through upgrades and other remediation. The Company currently estimates that the cost of all upgrades related to Year 2000 issues, including scheduled upgrades intended primarily to increase efficiencies within the Company and also address Year 2000 issues, is anticipated to be approximately $10.0 million through 1999, which the Company anticipates will be funded by cash from operations. The Company currently anticipates that it will complete the micro-based analysis and remediation on all of its significant in-house systems by the second quarter of 1999. In 1999, the Company will continue to run broad scope tests of its in-house systems to confirm that it has adequately addressed all Year 2000 issues and continue its work on the systems of its foreign offices.

        As part of the Year 2000 plan, the Company is also assessing and monitoring the Company's vendors and suppliers and other third parties for Year 2000 readiness. To date the committee has sent questionnaires to these third parties seeking their assessment and evaluation of their own Year 2000 readiness and has received responses back from a substantial majority of these third parties. Members of the committee have already begun follow-up calls to the top fifty vendors of the Company and plan to visit the Company's significant suppliers and vendors in person for purposes of evaluating their Year 2000 readiness and sharing Year 2000 information. The Company will continue the follow-up with third party vendors throughout 1999.

        Based on the Company's evaluation of the Year 2000 issues affecting the Company, the Company believes that Year 2000 readiness of its vendors and suppliers, which is beyond the control of the Company, is currently the most significant area of risk, particularly in its foreign markets. The Company does not believe it is possible at this time to quantify or estimate the most reasonable worst case Year 2000 scenario. However, the Company is beginning to formulate contingency plans to limit, to the extent possible, interruption of the Company's operations arising from the failure of third parties to be Year 2000 compliant as it moves forward in the implementation of its Year 2000 plan. The Company will continue to work with third parties as indicated above to further evaluate and quantify this risk and will continue the development of contingency plans throughout 1999 as this process moves forward. There can be no assurance, however, that the Company will be able to successfully identify and develop contingency plans for all Year 2000 issues that could, directly or indirectly, adversely affect the Company's operations, some of which are beyond the control of the Company. In particular, the Company cannot predict or evaluate domestic and foreign governments' and utility companies' preparation for the Year 2000 or the readiness of other third parties (domestic and foreign) that do not have relationships with the Company, and the resulting impact that the failure of such parties to be Year 2000 compliant may have on the economy in general and on the Company's business.

        The foregoing discussion of the Year 2000 issues contains forward-looking statements that represent the Company's current expectations or beliefs. These forward-looking statements are subject to various risks and uncertainties that could cause outcomes to be different from those currently anticipated including those risks identified under the heading "Note Regarding Forward-looking Statements."

Seasonality and Cyclicality

        The direct selling industry is impacted by certain seasonal trends such as major cultural events and vacation patterns. For example, Japan, Taiwan, Hong Kong, South Korea and Thailand celebrate their respective local New Year in the Company's first quarter. Management believes that direct selling in Japan and Europe is also generally negatively impacted during the month of August which is in the Company's third quarter, when many individuals traditionally take vacations.

        The Company has experienced rapid revenue growth in certain new markets from the commencement of operations. In Japan, Taiwan and Hong Kong, the initial rapid growth was followed by a short period of stable or declining revenue followed by renewed growth fueled by new product introductions, an increase in the number of active distributors and increased distributor productivity. In South Korea, the Company experienced a significant decline in its 1997 revenue from revenue in 1996 and experienced additional quarterly sequential declines in 1998. Revenue in Thailand also decreased significantly after the commencement of operations in March 1997. Management believes that the revenue declines in South Korea and Thailand were partly due to normal business cycles in new markets, but were primarily due to volatile economic conditions in those markets. In addition, the Company may experience variations on a quarterly basis in its results of operations, as new products are introduced and new markets are opened. No assurance can be given that the Company's revenue growth rate in new markets where Nu Skin operations have not commenced will follow this pattern.

Quarterly Results

        The following table sets forth certain unaudited quarterly data for the periods shown, restated for the NSI Acquisition.


                                              1997                                         1998
                            ----------------------------------------     ----------------------------------------
                              1st        2nd        3rd        4th          1st        2nd       3rd        4th
                            Quarter    Quarter    Quarter    Quarter      Quarter    Quarter   Quarter    Quarter
                                                    (in millions, except per share amounts)

Revenue...............      $ 224.2    $ 245.9    $ 243.1    $ 240.2      $ 227.9    $ 209.1   $ 217.9    $ 258.7
Gross profit..........        179.0      195.3      194.4      193.5        182.2      151.5     164.9      204.9
Operating income......         38.3       46.7       45.7       49.6         51.0       29.6      37.4       38.3
Net income............         25.7       30.0       30.7       32.0         33.7       22.0      25.5       22.8
Net income per share:
      Basic...........         0.31       0.36       0.37       0.39         0.41       0.26      0.30       0.26
      Diluted.........         0.29       0.34       0.35       0.37         0.39       0.25      0.30       0.26

Currency Risk and Exchange Rate Information

        A majority of the Company's revenue and many of its expenses are recognized primarily outside of the United States except for inventory purchases which are primarily transacted in U.S. dollars from vendors in the United States. Each entity's local currency is considered the functional currency. All revenue and expenses are translated at weighted average exchange rates for the periods reported. Therefore, the Company's reported sales and earnings will be positively impacted by a weakening of the U.S. dollar and will be negatively impacted by a strengthening of the U.S. dollar.

[GRAPHIC OMITTED] Bar chart showing yen to the dollar - yen devaluation for 1997 and 1998

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

        The Company's foreign currency derivatives are comprised of over-the-counter forward contracts with major international financial institutions. As of December 31, 1998, the primary currency for which the Company has net underlying foreign currency exchange rate exposure is the Japanese yen. Based on the Company's foreign exchange contracts at December 31, 1998 as discussed in Note 14 of the notes to Consolidated Financial Statements, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Japanese yen would not result in significant other income or expense recorded in the Consolidated Statements of Income.

        Following are the weighted average currency exchange rates of $1 into local currency for each of the Company's markets in which revenue exceeded $5.0 million for at least one of the quarters listed:


                           1996                                  1997                                  1998
            ----------------------------------    ----------------------------------    ----------------------------------
              1st      2nd      3rd      4th        1st      2nd      3rd      4th        1st      2nd      3rd      4th
            Quarter  Quarter  Quarter  Quarter    Quarter  Quarter  Quarter  Quarter    Quarter  Quarter  Quarter  Quarter
            -------  -------  -------  -------    -------  -------  -------  -------    -------  -------  -------  -------
Japan(1)      105.8    107.5    109.0    112.9      121.4    119.1    118.1    125.6      128.2    135.9    139.5    119.3
Taiwan         27.4     27.4     27.5     27.5       27.5     27.7     28.4     31.0       32.8     33.6     34.5     32.6
Hong Kong       7.7      7.7      7.7      7.7        7.7      7.7      7.7      7.7        7.7      7.8      7.8      7.8
South Korea   782.6    786.5    815.5    829.4      863.9    889.6    894.8  1,097.0    1,585.7  1,392.6  1,327.0  1,278.9
Thailand       25.2     25.3     25.3     25.5       26.0     25.4     31.5     40.3       45.1     40.3     40.9     37.1

------------------

(1) Since January 1, 1992, the highest and lowest exchange rates for the Japanese yen have been 147.3 and 80.6, respectively.

Outlook

        Management currently anticipates revenue and earnings growth during calendar 1999. This growth is expected to result in part from continued growth in Japan, improved margins resulting from the NSI Acquisition, the strengthening of local currencies against the U.S. dollar and the addition of recent, and anticipated acquisitions as discussed below. Further, markets where the Company recently commenced operations, specifically Brazil, which began operations in the fourth quarter of 1998, are expected to contribute to revenue growth. The Company's anticipated revenue and earnings growth, however, could be adversely affected by fluctuations in Asian currencies, particularly the yen, and a renewed weakening of Asian economies.

        The Company anticipates that its growth in local currencies will be largely attributed to the introduction of new products, including nutritional supplements provided to the Company as part of the Pharmanex Acquisition. Currently, the Company's intent is to begin introducing some of these products in Japan, Taiwan and South Korea by the third quarter of 1999. Also, these Pharmanex nutritional supplements are intended to be introduced in other markets throughout 1999 and into the year 2000. Also, in Japan, the Company's leading market, a repositioned and locally manufactured color cosmetic line of products, including shades more suited to Japanese preferences, is scheduled to be launched in the second quarter of 1999.

        The Company acquired certain assets of Nu Skin USA and began distributing nutritional and personal care products in the United States in March 1999. The Company expects increases in annual revenue and earnings in 1999 as a result of sales of the Company's existing products and Pharmanex nutritional products in the United States market. Additionally, the Company recently announced its intent to acquire Big Planet, Inc., Nu Skin Canada, Nu Skin Mexico and Nu Skin Guatemala. The acquisition of assets from Nu Skin USA and the proposed acquisitions of Big Planet, Inc., Nu Skin Canada, Nu Skin Mexico and Nu Skin Guatemala are anticipated to increase revenue and gross margins, but reduce operating margins due to the absorption of their operating expense structures as these acquisitions are concluded. Management believes that the Company's proposed acquisition of Big Planet, Inc. presents a significant revenue growth opportunity in the United States as well as potential growth in many international markets, including Japan and Europe. During 1998, Big Planet, Inc. generated significant operating losses and the Company anticipates further operating losses in 1999. In Japan, the Company has already invested more than $5.0 million in Internet-based initiatives designed to prepare distributors in that market for the eventual launch of Big Planet products and services. Currently, it is anticipated that these services will begin to be offered to Japanese distributors in late 1999 or in the year 2000.

Note Regarding Forward-looking Statements

               Management's Discussion and Analysis of Financial Condition and Results of Operations, particularly the "Liquidity and Capital Resources", "Year 2000" and "Outlook" sections, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, concerning, among other things, the adequacy of current cash and future cash flows to meet the required cash needs of the Company, the Company's anticipated revenue and earnings growth in 1999, planned product introductions in the Company's markets, the effect of the recent and planned acquisitions of the Company's private affiliates on the financial and operating results of the Company, the Company's expectation that it will be able to successfully address any Year 2000 related issues, including with third parties, and develop contingency plans as more fully described under the Year 2000 section above, and the Company's plan to implement forward contracts and other hedging strategies to manage foreign currency risks. These forward-looking statements represent the Company's expectations and/or beliefs concerning future events. The Company wishes to caution readers that these forward-looking statements are subject to numerous risks and uncertainties that could cause actual results and outcomes to differ materially from any forward-looking statement views expressed herein. These risks and uncertainties include, but are not limited to: (A) any weakening of Asian currencies, particularly the yen, from their current levels; (B) renewed and/or sustained weakness of the Asian economies, particularly Japan, or such weakness adversely affecting the Company's operations more than in the past; (C) lower than expected revenue, revenue growth and cash flow from operations because of adverse economic, business or political conditions, increased competition, adverse publicity in the Company's markets, particularly Japan and Taiwan, adverse developments or changes in regulatory or legal requirements applicable to the Company or its business, or the Company's inability, for any reason, to open new markets, introduce new products, implement its marketing and local sourcing initiatives and other strategic plans as well as the potential negative effect of distributor actions such as decreased selling efforts or increased turnover; (D) the inability of the Company to consummate the acquisition of Big Planet, Inc. and the Company's other North American private affiliates; (E) the inability of the Company to gain market acceptance of new products, including the Pharmanex products and Big Planet products and services if the Big Planet acquisition is consummated; (F) increased expenditures required to address the Year 2000 issue if the Company's technology requirements change or unforseen problems are discovered; (G) risks that the Company's and its vendors' plans to remedy Year 2000 issues may be inadequate which could result in disruptions of the Company's business; (H) the significant regulatory and legal requirements in the Company's markets applicable to nutritional products and telecommunication products which could delay or inhibit the ability of the Company to introduce and market certain products, including certain Pharmanex and Big Planet products, into its markets;(I) the risk that the Company could incur difficulties and undue expense in integrating the business of Pharmanex and Big Planet into the Company's operations, distribution channel and markets. These forward-looking statements are further qualified by a more detailed discussion of risks and uncertainties related to the Company's business contained in the Company's Form 10-K for the year ended December 31, 1998, and any amendments thereto, and other documents filed by the Company with the Securities and Exchange Commission.

Nu Skin Enterprises, Inc.
--------------------------------------------------------------------------------
Index to Consolidated Financial Statements

Consolidated Financial Statements:

        Consolidated Balance Sheets at December 31, 1997 and 1998

        Consolidated Statements of Income for the years ended December 31, 1996,
            1997 and 1998

        Consolidated  Statements  of  Stockholders'  Equity for the years  ended
            December 31, 1996, 1997 and 1998

        Consolidated  Statements of Cash Flows for the years ended  December 31,
            1996, 1997 and 1998

        Notes to Consolidated Financial Statements

        Report of Independent Accountants

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Nu Skin Enterprises, Inc.
Consolidated Balance Sheets
(in thousands, except share amounts)
--------------------------------------------------------------------------------


                                                                                    December 31,
                                                                                  ----------------
                                                                                 1997         1998
                                                                               ---------    ---------
ASSETS
Current assets
    Cash and cash equivalents                                                  $ 174,300    $ 188,827
    Accounts receivable                                                           11,074       13,777
    Related parties receivable                                                    23,008       22,255
    Inventories, net                                                              69,491       79,463
    Prepaid expenses and other                                                    38,716       50,475
                                                                               ---------    ---------
                                                                                 316,589      354,797

Property and equipment, net                                                       27,146       42,218
Other assets, net                                                                 61,269      209,418
                                                                               ---------    ---------
        Total assets                                                           $ 405,004    $ 606,433
                                                                               =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Accounts payable                                                           $  23,259    $  17,903
    Accrued expenses                                                             140,615      132,723
    Related parties payable                                                       10,038       25,029
    Current portion of long-term debt                                                 --       14,545
    Current portion of notes payable to stockholders                              19,457           --
                                                                               ---------    ---------
                                                                                 193,369      190,200

Long-term debt, less current portion                                                  --      138,734
Other liabilities                                                                     --       22,857
Notes payable to stockholders, less current portion                              116,743           --

Minority interest                                                                     --           --

Commitments and contingencies (Notes 10 and 17)

Stockholders' equity
    Preferred stock - 25,000,000 shares authorized, $.001 par value,                   2           --
        1,941,331 and no shares issued and outstanding
    Class A common stock - 500,000,000 shares authorized, $.001 par value,            12           34
        11,758,011 and 33,709,251 shares issued and outstanding
    Class B common stock - 100,000,000 shares authorized, $.001 par value,            70           55
        70,280,759 and 54,606,905 shares issued and outstanding
    Additional paid-in capital                                                   115,053      146,781
    Accumulated other comprehensive income                                       (28,578)     (43,604)
    Retained earnings                                                             17,788      158,064
    Deferred compensation                                                         (9,455)      (6,688)
                                                                               ---------    ---------
                                                                                  94,892      254,642
                                                                               ---------    ---------
        Total liabilities and stockholders' equity                             $ 405,004    $ 606,433
                                                                               =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Enterprises, Inc.
Consolidated Statements of Income
(in thousands, except per share amounts)
--------------------------------------------------------------------------------


                                                                 Year Ended December 31,
                                                               ---------------------------
                                                         1996             1997             1998
                                                       ---------        ---------        ---------
Revenue                                                $ 761,638        $ 953,422        $ 913,494
Cost of sales                                            171,187          191,218          188,457
Cost of sales - amortization of inventory step-up             --               --           21,600
                                                       ---------        ---------        ---------

Gross profit                                             590,451          762,204          703,437
                                                       ---------        ---------        ---------

Operating expenses:
    Distributor incentives                               282,588          362,195          331,448
    Selling, general and administrative                  168,706          201,880          202,150
    Distributor stock expense                              1,990           17,909               --
    In-process research and development (Note 4)              --               --           13,600
                                                       ---------        ---------        ---------

Total operating expenses                                 453,284          581,984          547,198
                                                       ---------        ---------        ---------

Operating income                                         137,167          180,220          156,239
Other income (expense), net                               10,771            8,973           13,599
                                                       ---------        ---------        ---------

Income before provision for income taxes
     and minority interest                               147,938          189,193          169,838
Provision for income taxes (Note 12)                      49,526           55,707           62,840
Minority interest                                         13,700           14,993            3,081
                                                       ---------        ---------        ---------

Net income                                             $  84,712        $ 118,493        $ 103,917
                                                       =========        =========        =========

Net income per share (Note 2):
    Basic                                              $    1.07        $    1.42        $    1.22
    Diluted                                            $    1.02        $    1.36        $    1.19
Weighted average common shares outstanding:
    outstanding
    Basic                                                 79,194           83,331           84,894
    Diluted                                               83,001           87,312           87,018

Unaudited pro forma data (Note 12):
    Income before pro forma provision for
        income taxes and minority interest             $ 147,938        $ 189,193        $ 169,838
    Pro forma provision for income taxes                  54,752           71,856           65,998
    Pro forma minority interest                            8,630            9,299            1,947
                                                       ---------        ---------        ---------
    Pro forma net income                               $  84,556        $ 108,038        $ 101,893
                                                       =========        =========        =========

Pro forma net income per share:
    Basic                                              $    1.07        $    1.30        $    1.20
    Diluted                                            $    1.02        $    1.24        $    1.17


The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Enterprises, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)
--------------------------------------------------------------------------------

                                                                                    Accumulated
                                                        Class A Class B Additional     Other                                Total
                                      Capital Preferred Common  Common   Paid-In   Comprehensive Retained   Deferred   Stockholders'
                                       Stock    Stock    Stock   Stock   Capital       Income    Earnings Compensation    Equity
                                      ------- --------- ------- ------- ---------- ------------- -------- ------------ -------------
Balance at January 1, 1996            $ 5,595                                      $      (2,858)$ 65,626              $     68,363

Net income                                 --                                                 --   84,712                    84,712
Foreign currency translation
     adjustments                           --                                             (3,196)      --                    (3,196)
                                                                                                                       ------------
Total comprehensive income                                                                                                   81,516
Reorganization and termination of S
     corporation status (Note 1)       (4,550)                  $    80 $    1,209            --    3,261                        --
Net proceeds from the Offerings and
     conversion of shares by
     stockholders (Notes 1 and 11)         --           $    12      (8)    98,829            --       --                    98,833
Contributed capital                     1,570                --      --         --            --       --                     1,570
Purchase of Acquired Entities (Note 3) (2,615) $      2      --      --      2,613            --       --                        --
Dividends                                  --        --      --      --         --            --  (65,139)                  (65,139)
Issuance of notes payable to
     stockholders                          --        --      --      --         --            --  (86,487)                  (86,487)
Issuance of distributor stock options      --        --      --      --     33,039            --       -- $    (20,688)      12,351
Issuance of employee stock awards          --        --      --      --     13,280            --       --      (13,280)          --
Amortization of deferred compensation      --        --      --      --         --            --       --        2,488        2,488
                                      ------- --------- ------- ------- ---------- ------------- -------- ------------ ------------
Balance at December 31, 1996               --         2      12      72    148,970        (6,054)   1,973      (31,480)     113,495

Net income                                 --        --      --      --         --            --  118,493           --      118,493
Foreign currency translation
     adjustments                           --        --      --      --         --       (22,524)      --           --      (22,524)
                                                                                                                       ------------
Total comprehensive income                                                                                                   95,969
Conversion of shares from Class B to
     Class A                               --        --       2     (2)         --            --       --           --           --
Repurchase of 1,416 shares of Class A
     common stock (Note 11)                --        --      (2)           (20,260)           --       --           --      (20,262)
Adjustment to distributor stock
     options (Note 11)                     --        --      --      --     (2,546)           --       --         (690)      (3,236)
Forfeitures of employee stock awards       --        --      --      --     (1,181)           --       --        1,181           --
Amortization of deferred compensation      --        --      --      --         --            --       --       23,247       23,247
Contributed capital                        --        --      --      --      7,383            --       --           --        7,383
Dividends                                  --        --      --      --    (19,026)           --  (46,054)          --      (65,080)
Issuance of employee stock awards and
     options                               --        --      --      --      1,713            --       --       (1,713)          --
Issuance of notes payable to
     stockholders                          --        --      --      --         --            --  (56,624)          --      (56,624)
                                      ------- --------- ------- ------- ---------- ------------- -------- ------------ ------------
Balance at December 31, 1997               --         2      12      70    115,053       (28,578)  17,788       (9,455)      94,892

Net income                                 --        --      --      --         --            --  103,917           --      103,917
Foreign currency translation
     adjustments                           --        --      --      --         --       (15,026)      --           --      (15,026)
                                                                                                                       ------------
Total comprehensive income                                                                                                   88,891
Amortization of deferred compensation      --        --      --      --         --            --       --        3,626        3,626
Issuance of notes payable to
     stockholders                          --        --      --      --         --            --  (24,413)          --      (24,413)
Purchase of Acquired Entities and
     termination of S corporation
     status                                --         1      --      --    (22,144)           --   60,772           --       38,629
Purchase of Pharmanex (Note 4)             --        --       4      --     78,710            --       --         (859)      77,855
Repurchase of 917 shares of Class A
     common stock (Note 11)                --        --      --      --    (10,549)           --       --           --      (10,549)
Exercise of distributor and employee
     stock options                         --        --      --      --      1,961            --       --           --        1,961
Conversion of preferred stock (Note 3)     --        (3)      3      --         --            --       --           --           --
Conversion of shares from Class B to
     Class A                               --        --      15     (15)        --            --       --           --           --
Contingent payments to stockholders
     (Note 5)                              --        --      --      --    (16,250)           --       --           --      (16,250)
                                      ------- --------- ------- ------- ---------- ------------- -------- ------------ ------------
Balance at December 31, 1998          $    -- $      -- $    34 $    55 $  146,781 $    (43,604) $158,064 $    (6,688) $    254,642
                                      ======= ========= ======= ======= ========== ============= ======== ============ ============

The accompanying notes are an integral part of these consolidated financial statements.

Nu Skin Enterprises, Inc.
Consolidated Statements of Cash Flows
(in thousands)
--------------------------------------------------------------------------------


                                                                     Year Ended December 31,
                                                                1996           1997           1998
                                                             ----------     ----------     ----------
Cash flows from operating activities:
Net income                                                   $   84,712     $  118,493     $  103,917
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization                                   9,615          8,809         15,768
  Amortization of deferred compensation                           2,488         23,247          3,626
  Amortization of inventory step-up                                  --             --         21,600
  Write-off of in-process research and development                   --             --         13,600
  Income applicable to minority interest                         13,700         14,993          3,081
  Changes in operating assets and liabilities:
        Accounts receivable                                      (5,939)          (614)          (900)
        Related parties receivable                               (4,097)        (2,726)         1,215
        Inventories, net                                         (6,060)       (10,206)        (3,556)
        Prepaid expenses and other                              (10,132)       (24,641)        (7,248)
        Other assets                                            (24,814)       (23,161)        (4,100)
        Accounts payable                                         (1,682)         3,336         (8,767)
        Accrued expenses and other liabilities                   82,844         31,058         (8,973)
        Related parties payable                                   1,733        (29,986)       (10,703)
                                                             ----------     ----------     ----------

  Net cash provided by operating activities                     142,368        108,602        118,560
                                                             ----------     ----------     ----------

Cash flows from investing activities:
Purchase of property and equipment                               (9,172)       (14,389)       (18,320)
Purchase of Pharmanex, net of cash acquired                          --             --        (28,750)
Payments for lease deposits                                        (562)        (3,457)          (633)
Receipt of refundable lease deposits                                 98            120          1,650
                                                             ----------     ----------     ----------

  Net cash used in investing activities                          (9,636)       (17,726)       (46,053)
                                                             ----------     ----------     ----------

Cash flows from financing activities:
Payments on long-term debt                                           --             --        (41,634)
Proceeds from capital contributions                               1,570         11,358             --
Proceeds from long-term debt                                         --             --        181,538
Net proceeds from the Offerings (Note 1)                         98,833             --             --
Dividends paid                                                  (80,025)       (30,468)            --
Repurchase of shares of common stock                                 --        (20,262)       (10,549)
Exercise of distributor and employee stock options                   --             --          1,961
Payment to stockholders for notes payable (Note 5)              (15,000)       (71,487)      (180,000)
                                                             ----------     ----------     ----------

  Net cash provided by (used in) financing activities             5,378       (110,859)       (48,684)
                                                             ----------     ----------     ----------

Effect of exchange rate changes on cash                          (7,287)       (20,540)        (9,296)
                                                             ----------     ----------     ----------

Net increase (decrease) in cash and cash equivalents            130,823        (40,523)        14,527

Cash and cash equivalents, beginning of period                   84,000        214,823        174,300
                                                             ----------     ----------     ----------

Cash and cash equivalents, end of period                     $  214,823     $  174,300     $  188,827
                                                             ==========     ==========     ==========

1.      THE COMPANY

        Nu Skin Enterprises, Inc. (the "Company"), is a network marketing company involved in the distribution and sale of premium quality, innovative personal care and nutritional products. The Company distributes Nu Skin brand products in markets throughout the world. The Company's operations are divided into three segments: North Asia, which consists of Japan and South Korea; Southeast Asia, which consists of Taiwan, Thailand, Hong Kong (including Macau), the Philippines, Australia, and New Zealand; and Other Markets, which consists of the United Kingdom, Austria, Belgium, Denmark, France, Germany, Italy, Ireland, Poland, Portugal, Spain, Sweden, the Netherlands, Brazil (the Company's subsidiaries operating in these countries are collectively referred to as the "Subsidiaries") and product sales to and license fees from the Company's North American private affiliates.

        The Company was incorporated on September 4, 1996 as a holding company and acquired certain of the Subsidiaries (the "Initial Subsidiaries") through a reorganization (the "Reorganization") which occurred November 20, 1996. On November 27, 1996, the Company completed its initial public offerings of 4,750,000 shares of Class A Common Stock and received net proceeds of $98.8 million (the "Offerings").

        As discussed in Note 3, the Company completed the NSI Acquisition on March 27, 1998. Prior to the Reorganization and the NSI Acquisition, each of the Subsidiaries elected to be treated as an S corporation. In connection with the Reorganization, the Initial Subsidiaries' S corporation status was terminated on November 19, 1996, and the Company declared a distribution to the stockholders that included all of the Initial Subsidiaries' previously earned and undistributed taxable S corporation earnings totaling $86.5 million. In connection with the NSI Acquisition, the Acquired Entities' S corporation status was terminated, and the Acquired Entities declared distributions to the stockholders that included all of the Acquired Entities' previously earned and undistributed taxable S corporation earnings totaling $87.1 million in 1997 and $37.6 million in 1998 (the "S Distribution Notes").

        Inasmuch as a portion of the Acquired Entities were under common control (Note 3), the Company's consolidated financial statements for 1996 and 1997 have been combined and restated as if the Company and the Acquired Entities had been combined during all periods presented.

        Also in connection with the NSI Acquisition, on December 31, 1997, NSI carved-out and distributed the net assets of its USA division ("Nu Skin USA") to the NSI Stockholders. Immediately prior to this distribution, NSI declared a distribution to the NSI Stockholders that included all of Nu Skin USA's previously earned and undistributed taxable S corporation earnings totaling $49.1 million. This distribution and all other historical transactions of Nu Skin USA are excluded from the restatement of the Company's consolidated financial statements for 1996 and 1997.

        As discussed in Note 4, the Company completed the Pharmanex Acquisition on October 16, 1998, which enhanced the Company's involvement with the distribution and sale of nutritional products.

        As discussed in Note 18, in February 1999, the Company announced its intent to acquire Big Planet, Inc., an Internet-based company that offers Internet connectivity, e-commerce, telecommunications and other technology products and services to consumers in North America. The Company also announced its intent to acquire certain assets of Nu Skin USA, Inc. and to acquire the Company's remaining affiliates in Canada, Mexico and Guatemala.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

        Inventories
        Inventories consist primarily of merchandise purchased for resale and are stated at the lower of cost, using the first-in, first-out method, or market. The Company had reserves for obsolete inventory totaling $11,000,000, $13,500,000 and $13,600,000 as of December 31, 1996, 1997
        and 1998, respectively.

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

        Other assets
        Other assets consist primarily of deferred tax assets, deposits for noncancelable operating leases, distribution rights, goodwill and long-term intangibles acquired in the NSI Acquisition (Note 3) and the Pharmanex Acquisition (Note 4). These intangibles are amortized on the straight-line basis over the estimated useful lives of the assets. The Company assesses the recoverability of long-lived assets by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows attributable to the assets.

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

        Research and development
        The Company's research and development activities are conducted primarily out of its research and development facility located in Shanghai, China. Research and development costs are expensed as incurred.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

        Net income per share
        In 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings per Share. SFAS 128 specifies the computation, presentation and disclosure requirements for earnings per share data, and requires the restatement of earnings per share data in prior periods. SFAS 128 also requires the presentation of both basic and diluted earnings per share data for entities with complex capital structures. Diluted earnings per share data gives effect to all dilutive potential common shares that were outstanding during the periods presented. Net income per share for the year ended December 31, 1996 is computed assuming that the Company's Reorganization and the resultant issuance of Class B Common Stock occurred as of January 1, 1996.

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

        Stock-based compensation
        The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and provides pro forma disclosures of net income and net income per share as if the fair value based method prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation, had been applied in measuring compensation expense (Note 11).

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

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        Accounting for the Costs of Computer Software Developed or Obtained for Internal Use In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The statement is effective for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements have not been issued. The statement defines which costs of computer software developed or obtained for internal use are capital and which costs are expensed. The Company adopted SOP 98-1 effective January 1998. The adoption of SOP 98-1 does not materially affect the Company's consolidated financial statements.

        Reporting on the Costs of Start-Up Activities
        In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities. The statement is effective for fiscal years beginning after December 15, 1998. The statement requires costs of start-up activities and organization costs to be expensed as incurred. The Company will adopt SOP 98-5 for calendar year 1999. The adoption of SOP 98-5 will not materially affect the Company's consolidated financial statements.

        Accounting for Derivative Instruments and Hedging Activities
        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intended use of the derivative and its resulting designation. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company will adopt SFAS 133 by January 1, 2000. The Company is currently evaluating the impact the adoption of SFAS 133 will have on its consolidated financial statements.

3.      ACQUISITION OF NU SKIN INTERNATIONAL, INC.("NSI") AND CERTAIN AFFILIATES

        On March 27, 1998, the Company completed the acquisition (the "NSI Acquisition") of the capital stock of NSI, NSI affiliates in Europe, South America, Australia and New Zealand and certain other NSI affiliates (the "Acquired Entities") for $70.0 million in preferred stock and long-term notes payable to the stockholders of the Acquired Entities (the "NSI Stockholders") totaling approximately $6.2 million. In addition, contingent upon NSI and the Company meeting specific earnings growth targets, the Company may pay up to $25.0 million in cash per year over a four year period to the NSI Stockholders. Also, as part of the NSI Acquisition, the Company assumed approximately $171.3 million in S Distribution Notes and incurred acquisition costs totaling $3.0 million. The net assets acquired totaling $90.4 million include net deferred tax liabilities totaling $7.4 million recorded upon the conversion of the Acquired Entities from S to C corporations. All contingent consideration paid will be accounted for as an adjustment to the purchase price and allocated to the Acquired Entities' assets and liabilities.

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

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        For the portion of the NSI Acquisition accounted for by the purchase method, the Company recorded inventory step-up of $21.6 million and intangible assets of $34.8 million. During 1998, the inventory step-up was fully amortized and the Company recorded amortization of intangible assets totaling $1.6 million.

        For the portion of the NSI Acquisition accounted for in a manner similar to a pooling of interests, the excess of purchase price paid over the book value of the net assets acquired was recorded as a reduction of stockholders' equity.

        In connection with the restatement of the Company's consolidated financial statements for 1996 and 1997, the portion of the NSI Acquisition and the resulting Preferred Stock issued to the common control group is reflected as if such stock had been issued on the date of the Company's incorporation on September 4, 1996. On May 5, 1998, the stockholders of the Company approved the automatic conversion of the Preferred Stock issued in the NSI Acquisition into 2,986,663 shares of Class A Common Stock. Under the terms of the NSI Acquisition, the 2,986,663 shares of Class A Common Stock were adjusted down by 8,504 shares in June 1998.

4.      ACQUISITION OF PHARMANEX, INC.

        On October 16, 1998, the Company completed the acquisition of privately-held Generation Health Holdings, Inc., the parent company of Pharmanex, Inc. (the "Pharmanex Acquisition"), for $77.6 million, which consisted of approximately 4.0 million shares of the Company's Class A Common Stock, including 261,008 shares issuable upon exercise of options assumed by the Company (Note 11). Contingent upon Pharmanex meeting specific revenue and other requirements, approximately 565,000 of the
        4.0 million shares are being held in escrow and will be returned to the Company if such requirements are not met within one year from the date of the Pharmanex Acquisition. The contingent shares issued, if any, will be accounted for as an adjustment to the purchase price and allocated to the acquired assets and liabilities. Also, as part of the Pharmanex Acquisition, the Company assumed approximately $34.0 million in liabilities and incurred acquisition costs totaling $1.3 million. The net assets acquired totaling $3.6 million include net deferred tax assets totaling $0.8 million. In connection with the closing of the Pharmanex Acquisition, the Company paid approximately $29.0 million relating to the assumed liabilities.

        The Pharmanex Acquisition was accounted for by the purchase method of accounting. The Company recorded inventory step-up of $3.7 million and intangible assets of $92.4 million. In addition, the Company allocated $13.6 million to purchased in-process research and development based on a discounted cash-flow method reflecting the stage of completion of the related projects. During 1998, the in-process research and development amount was fully written off and the Company recorded amortization of intangible assets totaling $1.3 million.

        Pro forma results as if the Pharmanex Acquisition had occurred at January 1,1998 have not been presented because the results are not considered material.

5.      RELATED PARTY TRANSACTIONS

        Scope of related party activity
        The Company has transactions with affiliated entities that are under common control. The entities are Nu Skin USA, Nu Skin Canada, Nu Skin Mexico and Nu Skin Guatemala. The transactions with these entities are as follows: (1) In addition to selling products to consumers in its geographic territories, the Company sells products and marketing materials to affiliated entities in geographic areas outside those held by the Company (primarily the USA, Canada, Mexico and Guatemala). (2) The Company collects trademark

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        royalty fees on products bearing NSI trademarks and marketed outside the Company's geographic areas that are not purchased from NSI. (3) The Company enters into a distribution agreement with each independent distributor. (4) The Company collects license fees from affiliated entities outside its geographical regions for the right to use the distributors, and for the right to use the Company's distribution system and other related intangibles. (5) The Company operates a global commission plan whereby distributors' commissions are determined by aggregate worldwide purchases made by down-line distributors. Thus, commissions on purchases from the Company earned by distributors located in geographic areas outside those held by the Company are remitted to the Company, which then forwards these commissions to the distributors.
        (6) The Company collects fees for management and support services provided to affiliated entities outside its geographic areas.

        The purchase prices paid by the affiliated entities for the purchase of product and marketing materials are determined pursuant to the Distribution Agreement between the Company and the affiliated entities. The selling prices to these affiliated entities of products and marketing materials are determined pursuant to the Wholesale Distribution Agreements between the Company and these affiliated entities. Trademark royalty fees and license fees are charged pursuant to the Trademark/Tradename License Agreement between the Company and these affiliated entities and the Licensing and Sales Agreement between the Company and these affiliated entities, respectively. The independent distributor commission program is managed by the Company. Charges to the affiliated entities are based on a worldwide commission fee of 42% of product revenue which covers commissions paid to distributors on a worldwide basis and the direct costs of administering the global compensation plan. Management and support services fees are billed to the affiliated entities pursuant to the Management Services Agreement between the Company and the affiliated entities and consist of all direct expenses incurred by the Company and indirect expenses allocated to the affiliated entities based on its net sales. The sales revenue, royalties, licenses and management fees charged to the affiliated entities are recorded as revenue in the consolidated statements of income and totaled $68,556,000, $53,135,000 and $72,691,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

        Notes payable to stockholders
        In connection with the Reorganization described in Note 1, the aggregate undistributed taxable S corporation earnings of the Initial Subsidiaries were $86.5 million. These earnings were distributed in the form of promissory notes bearing interest at 6.0% per annum. From proceeds from the Offerings, $15.0 million was used to pay a portion of the notes, and the remaining balance of $71.5 million with the related accrued interest of $1.6 million was paid on April 4, 1997.

        In connection with the NSI Acquisition described in Notes 1 and 3, the Company assumed S Distribution Notes totaling $171.3 million and long-term notes payable to the NSI Stockholders totaling $6.2 million, both bearing interest at 6.0% per annum. These amounts were paid in full, including accrued interest of $3.3 million, during the second quarter of 1998. Prior to the NSI Acquisition, the Acquired Entities paid $2.5 million of the S Distribution Notes, plus accrued interest of $1.8 million.

        Certain relationships with stockholder distributors
        Two major stockholders of the Company have been independent distributors for the Company since 1984. These stockholders are partners in an entity which receives substantial commissions from the Company, including commissions relating to sales within the countries in which the Company operates. By agreement, the Company pays commissions to this partnership at the highest level of distributor compensation to allow the stockholders to use their expertise and reputations in network marketing to further develop the Company's distributor force, rather than focusing solely on their own distributor organizations. The commissions paid

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        to this partnership relating to sales within the countries in which the Company operates were $1,200,000, $1,100,000 and $800,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

        Loan to stockholder
        In December 1997, the Company loaned $5.0 million to a non-management stockholder. The loan is secured by 349,406 shares of Class B Common Stock, and matures in December 2000. Interest accrues at a rate of 6.0% per annum on this loan. The loan may be repaid by transferring to the Company the shares pledged to secure the loan. The loan balance, including accrued interest, totaled $5.0 million and $5.3 million at December 31, 1997 and 1998, respectively.

        Contingent payments to stockholders under the NSI Acquisition
        The Company and NSI met specific earnings growth targets for the year ended December 31, 1998 that resulted in $25.0 million of contingent consideration payable to the NSI Stockholders. The contingent consideration is payable in April 1999. In addition, contingent upon NSI and the Company meeting specific earnings growth targets, the Company may pay up to $25.0 million in cash per year over the next three years to the NSI Stockholders.

        Lease agreements
        The Company leases corporate office and warehouse space from two affiliated entities. The Company then sub-leases a portion of the corporate office and warehouse space to Nu Skin USA, Inc. and Big Planet, Inc. These lease transactions between the Company and affiliated entities approximate fair market value.

6.      PROPERTY AND EQUIPMENT

        Property and equipment are comprised of the following (in thousands):

                                                           December 31,
                                                        1997           1998
                                                    ------------   ------------
        Furniture and fixtures                      $     25,587   $     30,997
        Computers and equipment                           36,836         44,267
        Leasehold improvements                             8,068         13,874
        Vehicles                                             745          1,153
                                                    ------------   ------------
                                                          71,236         90,291
        Less: accumulated depreciation                   (44,090)       (48,073)
                                                    ------------   ------------
                                                    $     27,146   $     42,218
                                                    ============   ============

        Depreciation of property and equipment totaled $8,733,000, $8,060,000 and $11,543,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

7.      OTHER ASSETS

        Other assets consist of the following (in thousands):

                                                            December 31,
                                                         1997          1998
                                                     -----------   -----------

        Goodwill and intangibles                    $      7,563   $   147,246
        Deposits for noncancelable operating leases        9,127        10,282
        Distribution rights                                8,750         8,750
        Deferred taxes                                    30,399        42,747
        Other                                              7,815         6,023
                                                     -----------   -----------
                                                          63,654       215,048
        Less: accumulated amortization                    (2,385)       (5,630)
                                                     -----------   -----------
                                                     $    61,269   $   209,418
                                                     ===========   ===========

        The goodwill and intangible assets are being amortized on a straight-line basis over their estimated useful lives ranging from 4 to 20 years. Amortization of goodwill and intangible assets totaled $726,000, $311,000 and $3,248,000 for the years ended December 31, 1996,
        1997 and 1998, respectively. The distribution rights asset is being amortized on a straight-line basis over its estimated useful life of 20 years. Amortization of the distribution rights asset totaled $156,000, $438,000 and $438,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

8.      ACCRUED EXPENSES

        Accrued expenses consist of the following (in thousands):

                                                              December 31,
                                                           1997          1998
                                                       -----------   -----------

        Income taxes payable                           $    53,079   $    40,726
        Accrued commission payments to distributors         36,289        36,431
        Other taxes payable                                 16,496        11,646
        Other accruals                                      34,751        43,920
                                                       -----------   -----------
                                                       $   140,615   $   132,723
                                                       ===========   ===========

9.      LONG-TERM DEBT

        On May 8, 1998, the Company and its Japanese subsidiary Nu Skin Japan Co., Ltd. entered into a $180.0 million credit facility with a syndicate of financial institutions for which ABN-AMRO, N.V. acted as agent. This unsecured credit facility was used to satisfy Company liabilities which were assumed as part of the NSI Acquisition. The Company borrowed $110.0 million and Nu Skin Japan Co., Ltd. borrowed the Japanese yen equivalent of $70.0 million denominated in local currency. The outstanding balance on the credit facility was $153.3 million at December 31, 1998.

        The U.S. portion of the credit facility bears interest at either a base rate as specified in the credit facility or the London Inter-Bank Offer Rate plus an applicable margin, in the borrower's discretion. The Japanese portion of the credit facility bears interest at either a base rate as specified in the credit facility or the Tokyo Inter-Bank Offer Rate plus an applicable margin, in the borrower's discretion. The maturity date for the credit facility is three years from the borrowing date, with a possible extension of the maturity date upon approval of the then outstanding lenders. Interest expense on the credit facility totaled $4.7 million for the year ended December 31,1998.

        The credit facility contains other terms and conditions and affirmative and negative financial covenants customary for credit facilities of this type. As of December 31, 1998, the Company has continued to comply with all financial covenants under the credit facility.

        During 1998, the Company entered into a $10.0 million revolving credit agreement with ABN-AMRO, N.V. Advances are available under the agreement through May 18, 1999. There were no outstanding balances under the credit facility at December 31, 1998.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        Maturities of long-term debt at December 31, 1998 are as follows (in thousands):

        Year Ending December 31,
                  1999                          $     14,545
                  2000                                53,359
                  2001                                85,375
                                                ------------
                  Total                         $    153,279
                                                ============

10.     LEASE OBLIGATIONS

        The  Company   leases   office   space  and  computer   hardware   under
        noncancelable long-term operating leases. Most leases include renewal options of up to three years. Minimum future operating lease obligations at December 31, 1998 are as follows (in thousands):

        Year Ending December 31,
              1999                              $      8,882
              2000                                     6,821
              2001                                     5,185
              2002                                     5,017
              2003                                     3,685
                                                ------------
        Total minimum lease payments            $     29,590
                                                ============

        Rental expense for operating leases totaled $12,558,000, $15,518,000 and $15,969,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

11.     STOCKHOLDERS' EQUITY

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

        Equity incentive plans
        Effective November 21, 1996, the Company implemented a one-time distributor equity incentive program. This program provided for grants of options to selected distributors for the purchase of 1,605,000 shares of the Company's previously issued Class A Common Stock. The number of options each distributor ultimately received was based on their performance and productivity through August 31, 1997. The options are exercisable at a price of $5.75 per share and vested on December 31, 1997. The related compensation expense was deferred in the Company's financial statements and was expensed to the statement of income as distributor stock expense ratably through December 31, 1997. As of December 31, 1998, 392,417 of the 1,605,000 stock options had been exercised.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

        As a part of this program, 600,000 options were sold to affiliated entities at fair value in exchange for notes receivable totaling $12,351,000. As the number of distributor stock options to be issued to each distributor was revised through August 31, 1997, the options allocated to the affiliated entities were adjusted to 480,000 and the notes receivable were adjusted to $9,115,000. The affiliated entities are repaying these notes as distributors exercise their options. The notes receivable balance totaled $9,115,000 and $6,251,000 as of December 31, 1997 and 1998, respectively.

        Prior to the Offerings, the Company's stockholders contributed 1,250,000 shares of the Company's Class A Common Stock to the Company and other affiliated entities held by them for issuance to employees of the Company and other affiliated entities as a part of an employee equity incentive plan. Equity incentives granted or awarded under this plan will vest over four years. Compensation expense related to equity incentives granted to employees of the Company and other Nu Skin entities who perform services on behalf of the Company will be recognized by the Company ratably over the vesting period.

        Approximately 743,000 of the 1,250,000 shares were contributed to affiliated entities and the remaining 507,000 shares were contributed to the Company. In November 1996, the Company granted 462,791 shares to certain employees. The Company has recorded deferred compensation expense of $10,773,000 related to these stock awards and is recognizing such expense ratably over the vesting period. As of December 31, 1998, 217,606 of the stock awards had vested and 16,970 of the stock awards had been forfeited.

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

        In 1996, the Company granted stock awards to certain employees for an aggregate of 109,000 shares of Class A Common Stock and in 1997 the Company granted additional stock awards to certain employees and directors in the amount of 55,459 shares of Class A Common Stock. The Company has recorded deferred compensation expense of $3,780,000 related to these stock awards and is recognizing such expense ratably over the vesting period. As of December 31, 1998, 83,463 of the stock awards had vested and 34,378 of the stock awards had been forfeited.

        In 1997, the Company granted options to purchase 298,500 shares of Class A Common Stock to certain employees and directors pursuant to the 1996 Stock Incentive Plan. Of the 298,500 options granted, 30,000 options vested in May 1997 and 265,500 options vest ratably over a period of four years. All options granted in 1997 will expire ten years from the date of grant. The exercise price of the options was set at $20.88 per share. The Company has recorded deferred compensation expense of $578,000 related to the options and is recognizing such expense ratably over the vesting periods. As of December 31, 1998, none of these 298,500 stock options had been exercised.

        During 1998, the Company granted options to purchase 507,500 shares of Class A Common Stock to certain employees and directors of the Company pursuant to the 1996 Stock Incentive Plan. Of the 507,500 options granted, 500,000 options vest ratably over a period of four years and expire ten years from the date of grant

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        and 7,500 vest in one year from the date of grant and expire in ten years or six months after termination from service as a director. The exercise price of the 500,000 options was set at $13.91 per share and the exercise price of the 7,500 options was set at $28.50 per share. No compensation expense has been recorded related to these options. As of December 31, 1998, none of these 507,500 stock options had been exercised.

        Additionally in 1998, the Company granted options to purchase 1,080,000 shares of Class A Common Stock to certain employees pursuant to the 1996 Stock Incentive Plan. All of the 1,080,000 options vest seven years from the date of grant and expire ten years from the date of grant. Subject to the Company meeting certain revenue and profitability benchmarks, the vesting of these options may be accelerated over the three-year period ended December 31, 2001. The exercise price of the options was set at $17.00 per share. No compensation expense has been recorded related to these options. As of December 31, 1998, none of these 1,080,000 stock options had been exercised.

        Generation Health Holdings, Inc. 1996 Stock Option Plan
        In connection with the Pharmanex Acquisition (Note 4), the Company assumed the Generation Health Holdings, Inc. 1996 Stock Option Plan. Under this plan, the Company assumed options to purchase 261,008 shares of Class A Common Stock granted to certain employees of Pharmanex. In accordance with the terms of the plan, 173,785 of these options vested immediately due to the involuntary termination of certain employees. The value of these vested options was included as an acquisition cost in the Pharmanex Acquisition. The remaining 87,223 options vest ratably over periods ranging from 1 to 5 years. The exercise prices of the options range from $.92 to $10.03 per share. The Company has recorded deferred compensation expense of $859,000 related to the 87,223 unvested options and is recognizing such expense ratably over the vesting periods. As of December 31, 1998, 1,863 of these 261,008 stock options had been exercised.

        SFAS 123 pro forma disclosures
        The Company's pro forma net income would have been $118,413,000 and $103,023,000 for the years ended December 31, 1997 and 1998, respectively, if compensation expense had been measured under the fair value method prescribed by SFAS 123. The Company's pro forma basic and diluted net income per share for the year ended December 31, 1997 would not have changed had compensation expense been measured under the fair value method. The Company's pro forma basic and diluted net income per share for the year ended December 31, 1998 would have been $1.21 and $1.18, respectively, had compensation expense been measured under the fair value method.

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

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        Weighted average common shares outstanding
        The following is a reconciliation of the weighted average common shares outstanding for purposes of computing basic and diluted net income per share (in thousands):

                                                 Year Ended December 31,
                                               1996       1997       1998
                                             --------   --------   --------

        Basic weighted average common
                shares outstanding             79,194     83,331     84,894

        Effect of dilutive securities:
                Stock awards and options        3,807      3,981      2,124
                                             --------   --------   --------
        Diluted weighted average common
                shares outstanding             83,001     87,312     87,018
                                             ========   ========   ========

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

        During 1998, the Board of Directors authorized the Company to repurchase up to $20.0 million of the Company's outstanding shares of Class A Common Stock. As of December 31, 1998, the Company had repurchased 917,254 shares for an aggregate price of approximately $10.5 million.

        Conversion of common stock
        In December 1998, the holders of the Class B Common Stock converted 15.0 million shares of Class B Common Stock to Class A Common Stock.

12.     INCOME TAXES

        Consolidated income before provision for income taxes consists of income earned primarily from international operations. The provision for current and deferred taxes for the years ended December 31, 1996, 1997 and 1998 consists of the following (in thousands):

                                              1996         1997         1998
                                            --------     --------     --------
        Current
               Federal                      $    331     $  3,332     $  3,695
               State                              32          124        3,580
               Foreign                        56,929       76,553       72,317
                                            --------     --------     --------
                                              57,292       80,009       79,592
        Deferred
               Federal                        (1,929)     (24,317)     (10,712)
               State                              --          (30)         (48)
               Foreign                        (2,398)          45          947
               Change in tax status           (3,439)          --       (6,939)
                                            --------     --------     --------
               Provision for income taxes   $ 49,526     $ 55,707     $ 62,840
                                            ========     ========     ========

        Prior to the Company's Reorganization and the NSI Acquisition described in Note 1, the Subsidiaries elected to be taxed as S corporations whereby the income tax effects of the Subsidiaries' activities accrued directly to their stockholders; therefore, adoption of SFAS 109 required no establishment of deferred income taxes since no material differences between financial reporting and tax bases of assets and liabilities existed. Concurrent with the Company's Reorganization and the NSI Acquisition, the Company terminated the S corporation elections of its Subsidiaries. As a result, deferred income taxes under the provisions of SFAS 109 were established.

        The principal components of deferred tax assets are as follows (in thousands):

                                                     December 31,  December 31,
                                                           1997         1998
                                                     ------------  ------------
Deferred tax assets:

  Inventory reserve                                  $      1,773  $      5,195
  Foreign tax credit                                       19,268        33,969
  Distributor stock options and employee stock awards       6,992         6,020
  Capitalized legal and professional                           --         5,990
  Accrued expenses not deductible until paid                7,002        10,144
  Withholding tax                                           5,692         7,291
  Minimum tax credit                                        3,555           869
  Net operating losses                                         --        12,621
                                                     ------------  ------------
  Total deferred tax assets                                44,282        82,099
                                                     ------------  ------------

Deferred tax liabilities:
  Withholding tax                                           5,692         8,871
  Exchange gains and losses                                 1,679         3,032
  NSI inventory step-up                                        --        11,176
  Pharmanex intangibles step-up                                --        11,445
  Other                                                       143         1,520
                                                     ------------  ------------
  Total deferred tax liabilities                            7,514        36,044
                                                     ------------  ------------

Valuation allowance                                        (4,700)      (12,166)
                                                     ------------  ------------
Deferred taxes, net                                  $     32,068  $     33,889
                                                     ============  ============

        The valuation allowance primarily represents a reserve against a portion of the deferred tax asset related to foreign tax credits.

        The consolidated statements of income include a pro forma presentation for income taxes, including the effect on minority interest, which would have been recorded if the Company's Subsidiaries had been taxed as C corporations for all periods presented. A reconciliation of the Company's pro forma effective tax rate for the years ended December 31, 1996, 1997 and 1998 compared to the statutory U.S. Federal tax rate is as follows:

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                      Year Ended December 31,
                                                  1996        1997       1998
                                                --------    -------    -------

Income taxes at statutory rate                     35.00%     35.00%     35.00%
Foreign tax credit limitation (benefit)               --       2.41       4.40
Cumulative effect of change in tax status             --         --      (4.09)
Pharmanex in-process research and development         --         --       2.80
Non-deductible expenses                              .75        .15        .83
Other                                               1.26        .42      (1.94)
                                                --------    -------    -------

                                                   37.01%     37.98%     37.00%
                                                ========    =======    =======

13.     EMPLOYEE BENEFIT PLAN

        The Company has a 401(k) defined contribution plan which permits participating employees to defer up to a maximum of 15% of their compensation, subject to limitations established by the Internal Revenue Code. Employees who work a minimum of 1,000 hours per year, who have completed at least one year of service and who are 21 years of age or older are qualified to participate in the plan. The Company matches 100% of the first 2% and 50% of the next 2% of each participant's contributions to the plan. Participant contributions are immediately vested. Company contributions vest based on the participant's years of service at 25% per year over four years. The Company's contribution totaled $454,000, $647,000 and $829,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

14.     DERIVATIVE FINANCIAL INSTRUMENTS

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

        At December 31, 1997 and 1998, the Company held foreign currency forward contracts with notional amounts totaling approximately $51.0 million and $46.3 million, respectively, to hedge foreign currency items. These contracts do not qualify as hedging transactions and, accordingly, have been marked to market. The net gains on foreign currency forward contracts were $5.6 million and $2.6 million for the years ended December 31, 1997 and 1998, respectively. There were no significant gains or losses on foreign currency forward contracts for the year ended December 31, 1996. These contracts at December 31, 1998 have maturities through July 1999.

        At December 31, 1997 and 1998, the intercompany loan from Nu Skin Japan to Nu Skin Hong Kong totaled approximately $92.5 million and $57.3 million, respectively. The Company recorded exchange gains totaling $7.8 million and $2.2 million resulting from this intercompany loan for the years ended December 31, 1997 and 1998, respectively.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

        At December 31, 1998, the intercompany loan from Nu Skin Japan to the Company totaled approximately $82.0 million. The Company recorded exchange gains totaling $2.8 million resulting from this intercompany loan for the year ended December 31, 1998. There was no loan at December 31, 1997 from Nu Skin Japan to the Company.

15.     SUPPLEMENTAL CASH FLOW INFORMATION

        Cash paid for interest totaled $84,000, $251,000 and $3,731,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Cash paid for income taxes totaled $18,133,000, $73,905,000 and $77,271,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

        Noncash investing and financing activities
        For the year ended December 31, 1996, noncash investing and financing activities were as follows: (1) $86.5 million distribution to the stockholders of the Initial Subsidiaries (Note 1). (2) $1.2 million of additional paid-in capital contributed by the stockholders of the Initial Subsidiaries in exchange for shares of Class B Common Stock in connection with the termination of the Initial Subsidiaries' S corporation status. (3) $33.0 million of additional paid-in capital and $20.7 million of deferred compensation recorded related to the issuance of 1,605,000 options to distributors to purchase shares of Class A Common Stock. 600,000 of these options were sold to affiliated entities in exchange for notes receivable totaling $12.4 million (Note 11).

        For the year ended December 31, 1997, noncash investing and financing activities were as follows: (1) $87.1 million distribution to the stockholders of the Acquired Entities (Note 1). (2) Adjustment to the distributor stock options to reallocate 120,000 options initially allocated to affiliated entities and a related reduction in the notes receivable of $3.2 million (Note 11).

        For the year ended December 31, 1998, noncash investing and financing activities were as follows: (1) $37.6 million distribution to the stockholders of the Acquired Entities (Note 1). (2) Purchase of Acquired Entities for $70.0 million in Preferred Stock and $6.2 million in long-term notes payable. Net assets acquired totaled $90.4 million and assumed liabilities totaled $171.3 (Note 3). (3) $25.0 million in contingent consideration issued to the NSI Stockholders. $8.8 million of the contingent payment was recorded as an increase in intangible assets and $16.2 million of the contingent payment was recorded as a reduction of stockholders' equity (Notes 3 and 5). (4) Purchase of Pharmanex for $77.6 million in Class A Common Stock and $0.2 million in cash. Net assets acquired totaled $3.6 million and assumed liabilities totaled $34.0 million (Note 4).

16.     SEGMENT INFORMATION

        During 1998, the Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information. As described in Note 1, the Company's operations throughout the world are divided into three reportable segments: North Asia, Southeast Asia and Other Markets. Segment data includes intersegment revenue, intersegment profit and operating expenses and intersegment receivables and payables. The Company evaluates the performance of its segments based on operating income. Information as to the operations of the Company in each of the three segments is set forth below (in thousands):

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                            Year Ended December 31,
                                     1996             1997             1998
                                 ------------     ------------     ------------
        Revenue

        North Asia               $    502,381     $    673,582     $    665,523
        Southeast Asia                336,783          412,524          320,606
        Other Markets                 266,368          314,048          294,947
        Eliminations                 (343,894)        (446,732)        (367,582)
                                 ------------     ------------     ------------
             Totals              $    761,638     $    953,422     $    913,494
                                 ============     ============     ============

                                            Year Ended December 31,
                                     1996             1997             1998
                                 ------------     ------------     ------------
        Operating Income

        North Asia               $     88,347     $    117,302     $     89,075
        Southeast Asia                 52,224           46,195           19,385
        Other Markets                   4,134           19,684           46,994
        Eliminations                   (7,538)          (2,961)             785
                                 ------------     ------------     ------------
             Totals              $    137,167     $    180,220     $    156,239
                                 ============     ============     ============

                                                          December 31,
                                                      1997             1998
                                                  ------------     ------------
        Total Assets

        North Asia                                $    104,488     $    167,867
        Southeast Asia                                 176,570          110,518
        Other Markets                                  211,663          500,299
        Eliminations                                   (87,717)        (172,251)
                                                  ------------     ------------
             Totals                               $    405,004     $    606,433
                                                  ============     ============

        Information as to the Company's operation in different geographical areas is set forth below (in thousands):

        Revenue
        Revenue from the Company's operations in Japan totaled $380,044, $599,375 and $654,168 for the years ended December 31, 1996, 1997 and 1998, respectively. Revenue from the Company's operations in Taiwan totaled $154,564, $168,568 and $119,511 for the years ended December 31, 1996, 1997 and 1998, respectively. Revenue from the Company's operations in the United States (which includes intercompany revenue) totaled $252,111, $301,217 and $280,115 for the years ended December 31, 1996,
        1997 and 1998, respectively.

        Long-lived assets
        Long-lived assets in Japan were $11,001 and $20,242 as of December 31, 1997 and 1998, respectively. Long-lived assets in Taiwan were $3,087 and $2,466 as of December 31, 1997 and 1998, respectively. Long-lived assets in the United States were $55,557 and $213,856 as of December 31, 1997 and 1998, respectively.

Nu Skin Enterprises, Inc.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

17.     COMMITMENTS AND CONTINGENCIES

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

18.     SUBSEQUENT EVENTS

        In February 1999, the Company announced its intent to acquire Big Planet, Inc., certain assets of Nu Skin USA, Inc. and the Company's remaining affiliates in Canada, Mexico and Guatemala for approximately $40.0 million in cash, $14.5 million in a three-year note and the assumption of certain liabilities. The assets to be acquired from Nu Skin USA, Inc. include approximately 620,000 shares of the Company's Class A Common Stock (Note 11). The Company concluded the Nu Skin USA, Inc. transaction in March 1999 and anticipates closing the remaining transactions within 90 days.

        The acquisition of Big Planet, Inc. is expected to be accounted for by the purchase method of accounting. The acquisition of Nu Skin USA, Inc. and the Company's remaining affiliates in Canada, Mexico and Guatemala is expected to be accounted for by the purchase method of accounting, except for that portion of these affiliated entities under common control of a group of stockholders, which portion will be accounted for in a manner similar to a pooling of interests.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Nu Skin Enterprises, Inc.

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Nu Skin Enterprises, Inc. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1996, 1997 and 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Acquired Entities (Note 3), which statements reflect total assets of $127.0 million at December 31, 1997, and total revenue of $265.0 million and $308.9 million for the years ended December 31, 1996 and 1997, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the Acquired Entities, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Salt Lake City, Utah
February 17, 1999

      MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock

        The Company's Class A Common Stock is listed on the New York Stock Exchange ("NYSE") and trades under the symbol "NUS." The following table is based upon information available to the Company and sets forth the range of the high and low sales prices for the Company's Class A Common Stock for the quarterly periods during 1997 and 1998 based upon quotations on the NYSE.

                                               1997
                                    --------------------------
        Quarter Ending               High                Low
        --------------              ------              ------
March 31, 1997                      $30.88              $23.00

June 30, 1997                       $28.25              $23.63

September 30, 1997                  $27.19              $19.31

December 31, 1997                   $24.44              $16.00

                                               1998
                                    --------------------------
        Quarter Ending
        --------------
March 31, 1998                      $25.75              $15.75

June 30, 1998                       $28.69              $15.50

September 30, 1998                  $19.25              $10.19

December 31, 1998                   $25.63              $10.31

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

        The closing price of the Company's Class A Common Stock on March 5, 1999 was $18.50. The approximate number of holders of record of the Company's Class A Common Stock and Class B Common Stock as of March 5, 1999 was 949. This number does not represent the actual number of beneficial owners of shares of the Company's Class A Common Stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

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